ANNUAL REPORT 2023


culture kings

petal + pup

PRINCESS POLLY

mnml

a.k.a.

TO OUR SHAREHOLDERS /

2023 was a transformational year for a.k.a. Brands. As a company, we stepped up to every challenge, created new opportunities, expanded our customer touchpoints and significantly strengthened our balance sheet. Our brands, teams and flexible business model give me great confidence that we have a tremendous runway ahead and are well-positioned to deliver on our long-term goals.

Key Achievements:
In 2023, we achieved significant milestones across the company. We delivered great products, innovative marketing activations and our team remained dedicated to our brands' promise.

- **U.S. Net Sales Growth:** Our U.S. business grew 1% in 2023, inclusive of 12% growth in the fourth quarter, a testament to the strong demand for our brands in the U.S., which now accounts for nearly 60% of our total net sales.
- **Operating Cash flow:** We generated $33 million in operating cash flow in 2023, underscoring our financial strength and operational efficiency.
- **Inventory Management:** We successfully reduced our year-end inventory by an impressive 28% compared to the prior year, reflecting our commitment to prudent inventory management practices.
- **Debt Reduction:** We further strengthened our balance sheet by paying down approximately $50 million of debt in 2023, marking a 35% reduction in debt levels compared to the prior year.
- **Expansion of Physical Retail:** We opened a Princess Polly store in Los Angeles, propelling the brand into physical retail for the first time.
- **Tested Omnichannel initiatives:** We tested and expanded several omnichannel initiatives to raise awareness across our brands, including wholesale engagements with PacSun, Victoria's Secret and Liverpool, and marketplace partnerships with Target and Macy's, which exceeded our expectations.

As we look to 2024, we intend to fuel growth and deliver on our financial targets through the following strategies:

We will continue to deliver innovative, next-generation retail strategies to attract and retain customers. We see tremendous opportunity for continued brand awareness and growth in the U.S. We will continue evolving our 'test & repeat' merchandising approach, delivering newness to customers weekly, expanding our product categories, particularly at our women's brands, and leveraging technology and differentiated marketing strategies to deepen our direct relationships with existing and new customers.

We will be wherever our customers are. As we look to the future of fashion and retail, we are confident that winning brands will meet customers where they are. Whether that's online, in experiential stores or through marketplace and wholesale channels, we are committed to showing up for our customers wherever they transact. Based on the success of our 2023 omnichannel tests, we are excited to scale our omnichannel initiatives. In 2024, we plan to open 3-4 additional Princess Polly stores in the U.S. and expand our distribution partners to include Nordstrom, DTLR and more.

We intend to further strengthen our financial foundation. We will continue to streamline our operations to deliver financial benefits across the company. We are keenly focused on rapidly converting Culture Kings to our proven 'test & repeat' merchandising approach, which will improve assortment composition and inventory levels – setting the stage for gross margin expansion in the back half of the year. We're also committed to finding additional operational efficiencies to drive rate improvements across the P&L.

I'm confident that we will continue to leverage the strength of our brands and business model to deliver both growth and profit over the near and long-term. Our brands are young and at the beginning of their lifecycles with a meaningful growth runway ahead of them. Thank you to our teams and shareholders for your continued support to be the global leader in next-generation fashion.



Ciaran Long
CEO (Interim) and CFO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-40828

a.k.a. Brands Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	**87-0970919**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

100 Montgomery Street, Suite 2270
San Francisco, California 94104
(Address of principal executive offices, including zip code)

415-295-6085
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	**AKA**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933 ("Securities Act"). Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of a.k.a. Brands on June 30, 2023, was approximately $4,773,593 based on the closing price of the shares on the New York Stock Exchange on such date.

As of March 5, 2024, the registrant had 10,501,142 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2024 Annual Meeting of Stockholders ("Proxy Statement"), to be filed within 120 days of the registrant's fiscal year ended December 31, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

a.k.a. BRANDS HOLDING CORP.
FORM 10-K

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the sections entitled "Business," "Legal Proceedings," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, or that describe our plans, goals, intentions, objectives, strategies, expectations, beliefs and assumptions, are forward-looking statements. The words "believe," "may," "might," "will," "estimate," "continue," "anticipate," "intend," "expect," "project," "plan," "objective," "could," "would," "should" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. We caution that the forward-looking statements in this Annual Report on Form 10-K are subject to a number of known and unknown risks, uncertainties and assumptions that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report on Form 10-K to conform these statements to actual results or changes in our expectations, unless otherwise required by law.

Unless the context indicates otherwise, references in this Annual Report on Form 10-K to "a.k.a.," "a.k.a. Brands," the "Company" or "company," "we," "our" and "us" mean a.k.a. Brands Holding Corp. and its subsidiaries.

ITEM 1. BUSINESS

Our Vision

To be the global leader in fashion for the next generation of consumers through a portfolio of the most innovative brands.

Who We Are

a.k.a. Brands Holdings Corp. ("a.k.a.") was formed as a Delaware corporation on May 19, 2021. a.k.a. is a group of next-generation fashion brands for the next generation of consumers. Leveraging our industry expertise and operational synergies, we help accelerate our brands so they can grow faster, reach broader audiences, achieve greater scale and enhance their profitability. We believe we are disrupting the status quo and pioneering a new approach to fashion.

Through our portfolio of next-generation global brands, we reach a broad audience across accessible price points and varied styles. Our current brands share a common focus on Millennial and Gen Z consumers who seek fashion inspiration on social media and primarily shop online. Nimble by design, our innovative brands are customer-centric and have authentic and engaging relationships with their target audiences through highly relevant social content and other marketing strategies. Leveraging innovative, data-driven insights, our brands introduce fresh content and high-quality merchandise daily. Our operating model accelerates the growth and profitability of our existing brands, and we aim to continue expanding our portfolio. Simply put, our brands are better together.

We believe we are differentiated by our ability to attract and retain a wide range of Millennial and Gen Z consumers through authentic brand messaging and curated, on-trend fashion. In 2023, we achieved $546.3 million in net sales and adjusted EBITDA of $13.8 million.

Our Brands

a.k.a. Brands currently consists of four brands: two women's brands, Princess Polly and Petal & Pup, and two streetwear brands, Culture Kings and mnml.

Princess Polly

Founded in Australia in 2010, Princess Polly joined a.k.a. Brands in July 2018. With a tagline of "Wear It This Weekend," Princess Polly focuses on providing fun dresses, tops, shoes and accessories with body-confident and trendy fashion designs. The brand operates predominantly online and targets female customers between the ages of 15 and 25, who value the brand's high-quality assortment, compelling price points and free and fast shipping. We engage with Princess Polly customers through the brand's constant stream of inspirational social media content, and the Princess Polly brand provides fresh, new and affordable merchandise arriving daily. Since joining a.k.a. Brands, Princess Polly has experienced rapid growth and increasing brand awareness in the United States. In connection with Princess Polly's expansion in the U.S., in September of 2023, Princess Polly opened its first brick and mortar store in Century City, Los Angeles, and we plan to open more stores across the U.S. in 2024.

Petal & Pup

Founded in Australia in 2015, Petal & Pup joined a.k.a. Brands in August 2019. The brand operates exclusively online and offers an assortment of trendy, flattering, feminine styles and dresses for special occasions. The brand targets female customers typically in their 20s or 30s, with more than 70% of customers between the ages of 25 and 34. In 2019, Petal & Pup expanded to the United States, which is now its fastest growing geography.

Culture Kings

Founded in Australia in 2008, Culture Kings joined a.k.a. Brands in March 2021. Culture Kings is a premium multi-channel retailer of streetwear apparel, footwear, headwear and accessories. The brand offers its customers a curated assortment from over 100 leading third-party streetwear brands, as well as a large and growing portfolio of in-house designed brands and exclusive products that embody the relationship between music, sports, art and fashion. The brand targets male consumers between the ages of 18 and 35 who are fashion conscious, highly social and digitally focused. More than 40% of Culture Kings' products are exclusive and approximately 75% of its sales are made online. Culture Kings engages with customers through a combination of compelling online and offline marketing strategies that leverage the latest in music, fashion, art and celebrities to create brand hype and product excitement.

The brand operates nine experiential concept stores in major cities in Australia and New Zealand, and opened its first U.S. store in Las Vegas in November 2022. We believe these stores serve as a powerful customer acquisition tool, and provide customers a unique and immersive brand experience. The stores feature engaging in-store designs and product displays, storefronts designed by best-in-class graffiti artists, exclusive product releases, including promotional products only available in-store and event-driven in-store activations. The stores host a variety of public events and creative activities designed to instill feelings and emotions of excitement such as sneaker vending machines, basketball shooting competitions, live DJ sessions and appearances by global celebrities and tastemakers, including athletes and on-trend musicians. The brand creates digital content based on the events and activities in-store and publishes them online, generating further hype on social media. The unique in-store experience generates excitement and anticipation, driving demand and traffic online and offline, and creating customer affiliation with the Culture Kings brands, not just the products sold.

mnml

Founded in Los Angeles in 2016, mnml joined a.k.a. Brands in October 2021. mnml is a men's streetwear brand that designs premier, fashion-forward apparel, with an emphasis on bottoms, at affordable prices. As an early mover in the direct-to-consumer streetwear segment, mnml has created powerful brand recognition and is an established destination for modern wardrobe staples, current trends and highly sought-after styles. The brand has developed a data-driven merchandising model to bring quality, on-trend fashion to customers faster and at an accessible price point. mnml's authentic social media marketing strategy, highlighted by its more than one million followers across social platforms, drives efficient customer acquisition and strong brand loyalty. In 2023, mnml apparel was spotted on over 100 professional athletes who shared their outfits across social media, and became a top selling brand for Culture Kings in the U.S.

Next Generation Retail

Data-Driven Merchandising with High Penetration of Exclusive High-Quality Fashion

Our brands aim to deliver constant newness and excitement by creating and curating on-trend and affordable fashion. We utilize real-time data and consumer insights to identify the latest trends, and work with our global sourcing network to quickly bring new, high-quality products to market. Our women's brands merchandise is purchased using our agile "test-and-repeat" merchandising model, which enables us to quickly react to customer demand and test product appeal without taking large initial inventory positions, yet still capture in-season demand. This model provides greater certainty that our merchandise is always on-trend and customer-led, with minimal inventory risk because we only replenish the styles for which there is demonstrated customer demand.

Our brands' compelling merchandising strategy is anchored by a high proportion of exclusive styles that cannot be found elsewhere. Our women's brands sell mostly exclusive styles and the majority of our streetwear styles are either exclusive in-house designed brands or exclusive styles from leading third-party brands. Our customers' satisfaction with the fit, quality, affordability and exclusivity of our styles is further reflected in our sales return rates across our brands, which was well below industry average in 2023 at approximately 18.5% of net sales.

We Efficiently Acquire Customers Through Authentic Content and Innovative, Measurable Marketing

Our brands engage with customers by releasing a stream of inspiring digital content at high frequency across multiple channels where we know our customers are. We believe our content-rich narrative and authentic brand messaging drives organic traffic to our websites, efficiently generating demand, enhancing connectivity with customers and amplifying our brand communities. Our brands constantly innovate their marketing strategies and reach their customers organically across all channels including social media, paid performance and innovative in-house channels. Core to our marketing strategy is the use of social media influencers, and we maintain relationships with approximately 25,000 influencers globally and utilize them to test and launch new products, gather customer feedback, increase brand awareness and acquire new customers in a cost-effective manner. In 2023, across a.k.a. Brands, we had nearly 13 million followers on social media and served more than 3.7 million active customers. In addition to social media marketing, we also leverage our stores and off-site locations to host both influencer marketing events as well as events open to customers to deepen our engagement.

Meet Our Customers Anywhere

Nimble by design, our brands meet our customers with a great experience whether online or in person. Our brands greatly value the direct relationship with customers and the primary channel for all of our brands is direct-to-consumer and online. However, to build a next-generation brand, we believe it's imperative to show up where our customers are shopping. Culture Kings operates nine experiential and immersive concept stores in major cities in Australia and New Zealand, and opened its first U.S. store in Las Vegas in November 2022. We believe these stores serve as a powerful customer acquisition tool, and provide customers a unique and immersive brand experience. In 2023, we began piloting wholesale and marketplace initiatives and opened a store for Princess Polly to build brand awareness and increase brand touchpoints for our customers.

Flexible Back-End Operations

Our brands operate independently but have access to resources, guidance and vendors at the a.k.a. Brands level. We believe this model balances scale-enabled cost savings with operational flexibility, facilitates low-risk innovation and accommodates the needs of our brands at various stages of growth. Our operating model is designed to provide collective advantages, by leveraging access to a highly-skilled leadership team who have deep expertise in the business of fashion, sharing learnings across the brands and accelerating profitable growth through flexible back-end operations at lower costs.

Our brands leverage a broad network of third-party service and technology providers, which allows us to implement the latest capabilities with limited upfront investment and quickly adopt innovations in the market. We utilize a combination of owned and third-party logistics and fulfillment assets and third-party technology partners, creating flexibility to support our high-growth brands with fast and efficient fulfillment and shipping. We customize our approach for each brand to allow for optimization and tailored growth tools, which sets us apart from other centralized platforms. For example, while we maintain a network of proven vendors across the portfolio, we allow our brands to take a custom approach to which vendors they use. Therefore, there is minimal operational disruption when we acquire new brands given our flexible operations approach. Additionally, given our scale, we negotiate favorable rates with our vendors, providing our brands with attractive terms and enhancing overall profitability.

Our Growth Strategies

We believe our global next-generation fashion brands are disrupting categories with strong fundamental growth and capitalizing on long-term global secular tailwinds. We intend to execute the following strategies to expand our business and gain market share:

Grow Our Brands Organically in Our Existing Markets Through Direct-to-Consumer Growth and Omni-channel Expansion

We believe our brands are underpenetrated in the markets in which they operate. We think there is a significant opportunity to grow awareness of our brands due to the continued secular shift to eCommerce, as well as the strength of our data-driven marketing and merchandising model. We intend to efficiently acquire new customers through continued investment in our content creation and social media capabilities, as well as through our network of approximately 25,000 influencers. For example, in 2023, our women's brands partnered with top-tier influencers, including Alix Earle, Delaney Childs, Georgie Stevenson, and our men's brands partnered with athletes and celebrities such as Caleb Plant, Lando Norris, Chito Vera and more. Through continued investment in these initiatives, we believe we will be able to further appeal to our core demographic of Millennial and Gen Z consumers and increase our market share.

While our brands primarily operate in the direct-to-consumer channel, and we expect that to continue in 2024, based on the success of our omnichannel tests in 2023, we intend to further expand our omnichannel initiatives in 2024 to further build brand awareness. In 2023, we partnered with PacSun, Victoria's Secret, Liverpool and other brands on wholesale engagements, which we expect will continue into 2024. We also launched on Target's, Macy's and Nordstrom's marketplaces or drop ship programs in 2023, and we plan to accelerate growth on those channels in 2024. Additionally, based on the initial success of the Princess Polly store that opened in September 2023, we recently announced that we plan to open three to five additional Princess Polly stores in the U.S. in 2024. We believe we are building stores of the future that are experiential in nature and bring the brand to life through events and in-store activations.

Expand Product Categories and Offerings

We believe our brands are well positioned to grow by expanding product styles and entering new categories that are complementary to our brands' current offerings. Our brands aim to identify trends and evaluate opportunities leveraging digital capabilities, data-driven insights and a test-and-repeat merchandising model. We believe our brands have a significant opportunity to expand product ranges, increase average order value and broaden customer reach. We intend to continue to increase our mix of owned brands and exclusive offerings, which we believe generate higher margins and drive traffic to our websites. In 2024, we anticipate that Princess Polly will expand its offering to include active and sleepwear, and we intend to bring more top-tier third party footwear brands to Culture Kings in the United States.

Increase Loyalty and Wallet Share

We intend to deepen customer relationships to improve customer retention and increase wallet share. We aim to achieve this by enhancing our user experience, improving engagement, refining our customer segmentation, increasing personalization, launching loyalty programs across our brands and constantly introducing new styles, designer collaborations and exclusive items. Our authentic content and steady stream of new styles encourages deep connections with new and existing customers, resulting in an attractive customer lifetime value.

Grow Internationally

We intend to leverage the strength of our brands and our ability to connect with customers to expand into new international markets beyond our core U.S. and Australian markets. In 2023, net sales to customers outside of the U.S. and Australia was $28.0 million across 151 countries and territories and represented 5% of total sales.

We will continue to target markets that demonstrate strong social and digital media usage. As part of our long-term strategy, we have identified several markets in which we believe we can successfully introduce one or more of our brands in the future, such as expanding Culture Kings in South Korea and Japan and Princess Polly in Canada, Europe and the U.K. Additionally, we plan to enter into key markets through strategic wholesale and marketplace partnerships.

Grow Through Acquisitions

We employ a corporate development team dedicated to the identification, evaluation and acquisition of brands, and we maintain a strong pipeline of potential targets, which typically includes multiple acquisition opportunities at differing stages of evaluation.

We seek next-generation brands with strong customer followings and a proven track record of operating profitably but that need help scaling to further accelerate their growth. We look for talented and passionate teams who have proven abilities to leverage data, technology and content to grow. We seek asset-light brands that have the potential to benefit from the a.k.a. expertise and resources. We look for brands with similar operating and financial characteristics as our existing brands. We are continuously evaluating opportunities for such acquisitions.

Continue to Drive Efficiencies

As we continue to scale, we aim to improve operational performance across our portfolio and enhance profitability. We will also look for ways to reduce our costs by leveraging our collective scale to negotiate improved terms with suppliers and vendors, including for raw materials, freight and shipping. As our brands grow and gain scale, we intend to invest in automation and process improvement within our operations to drive lower variable costs and improved profitability.

Our Industry

We primarily operate in the large and growing global apparel, footwear and accessories industry. According to Statista, a platform specialized in market and consumer data, the global apparel market grew to $1.7 trillion in 2023 and the global footwear market was valued at $400 billion in 2023. The global apparel and footwear market is expected to grow to almost $2.0 trillion by 2027. Though we ship our products globally, we operate primarily in two geographies: the U.S. and Australia. The U.S. has the largest apparel market of any country, and is projected to grow to an estimated $357 billion in 2024 and grow at a 1.9% CAGR from 2023 to 2027. The Australian apparel market is expecting to grow to an estimated $21.5 billion in 2024 and grow at a 2.4% CAGR from 2023 to 2027. We believe the key factors driving growth within the global apparel, footwear and accessories industry include favorable demographic trends and desire for constant newness.

Apparel, Footwear and Accessories Shopping Has Been Growing Online

Consumers are increasingly turning to online channels to make purchases, driven by the growing Millennial and Gen Z populations and the increasing influence of social and digital media channels. According to Grand View Research, a market research and consulting company, the global online apparel market was valued at approximately $583 billion in 2022, and was expected to grow at a 8.6% CAGR from 2022 to 2030. According to Statista, the U.S. online apparel, footwear and accessories market was valued at approximately $207 billion in 2023, and could surpass $300 billion by 2027.

Digital-Savvy Millennial and Gen Z Consumers Seeking the Next-Generation Shopping Experience

According to data from the U.S. Census Bureau, Millennial and Gen Z consumers, our primary target demographic today, account for 22% and 21% of the U.S. population, respectively, making them a large and growing demographic group with significant economic influence. In addition, in the U.S., content consumption studies found that Millennials are the biggest users of social media, with 88% of them using social media weekly, while Gen Z consumers are the most digitally native, with 98% of them owning a smartphone and spending an average of four-and-a-half hours on social media each day.

Technology Infrastructure

Our brands are built on a modern, flexible and scalable technology infrastructure, which leverages a broad network of best-in-class, third-party technology providers. We then combine that customized presentation layer with the backend engine from Shopify, which is a proven and industry-leading eCommerce solution. By pairing our own in-house technology with cloud software, we have been able to create a differentiated user experience that we can adjust as necessary while also leveraging engineering talent from some of the best software as a service ("SaaS") companies in the world to scale rapidly and efficiently. Our cloud-based, SaaS native strategy allows us to adopt innovative, dynamic technology and capabilities with limited upfront investment and nimbly adopt market-leading technologies as they are introduced. We consider this to be a key differentiating factor compared to traditional retail proprietary technology stacks and for which switching to a more agile cloud-based SaaS solution could be too costly and risky.

Our technology infrastructure integrates seamlessly across our organization, connecting in a way that allows constant iteration and improvement. We leverage highly customizable solutions to provide customers optimal improved experiences, while limiting the costs and time required of custom bespoke solutions. This approach allows us to easily test new capabilities on a limited and low-cost basis, analyze and learn from the results, and then roll out more broadly if successful. We are leveraging our technology infrastructure to accelerate our scale and growth and drive efficiencies in areas spanning marketing, merchandising, customer experience, supply chain, operations and administration.

Sourcing

We source our products from a network of international suppliers. Our supplier base included 370 suppliers across 18 different countries as of December 31, 2023.

We have strong long-term relationships with our manufacturers, but we do not have any long-term commitments requiring us to purchase minimum volumes from any supplier or manufacturer. We seek to leverage our collective scale and use the same suppliers across our multiple brands, where possible, in order to obtain more favorable terms from our suppliers. Our network of third-party suppliers allows us to be capital efficient and nimble, giving us the ability to move new designs we receive from our suppliers into production and then into inventory in as few as 30 to 45 days for the majority of our inventory, as compared to up to nine months for traditional apparel brands.

We strategically establish sourcing relationships to ensure a constant supply of high-quality, low-cost inventory, with a number of our suppliers exclusively manufacturing for our brands. Although we have our own design team, a number of suppliers have the capability to produce concepts and designs with no obligation for our brands to purchase. With less seasonal demand for our products, we offer our manufacturing partners predictable and consistent growth in inventory purchases throughout the year.

People & Culture

We promote a holistic approach to building our team and have created a culture that is inclusive, diverse and high performing. We seek out and hire team members who bring specialized, functional expertise while able to collaborate effectively across brands, functions and geographies. Our culture is fast-paced, promotes accountability, empowers team members to drive the business forward daily, stresses a bias toward action and embraces the individuality of each team member.

Attracting, motivating and retaining passionate talent at all levels is vital to continuing our success. We actively look for talented people across multiple geographies and promote a "work from anywhere" approach, which allows us to maintain a lean physical footprint and employ offices as team collaboration hubs. We continuously work to improve the team member experience to drive retention and engagement. None of our employees are represented by a labor union or covered by a collective bargaining agreement. While each of our brands celebrates its own unique culture and brand values, we collectively embrace a next-generation mindset:

- We are customer-led—focusing relentlessly on delivering a high-quality customer experience;
- We move fast—executing on innovative ideas swiftly;
- We are data driven—using data and analytics to make smarter decisions every day;
- We are growth minded—testing and learning continuously in and across our brands;
- We are diverse—celebrating and expanding the diversity of our customers and teams; and
- We act with integrity and practice responsible fashion—when in doubt, we resort to the high standard.

As of December 31, 2023, we had more than 1,300 full- and part-time employees. The majority of our workforce is located in Australia, with the remaining employees located throughout the United States. On a limited basis, we may use temporary personnel to supplement our workforce as business needs arise.

Sustainability and Responsible Fashion

a.k.a. Brands promotes sustainable, responsible and inclusive fashion and does so by focusing on four key areas: ethical sourcing, sustainability, environment and equality & community.

Ethical Sourcing

We aim to promote a safe and respectful environment for workers who make our products and protect their human rights. For example, in 2023, Princess Polly maintained valid ethical manufacturing audits for 100% of final stage production, or tier-one production, and packaging production sites, and 100% visibility of non-functional process suppliers, or tier-two supply chain. With global travel reopening, Princess Polly achieved 150 site visits in India, the U.S. and China, while also expanding to two on-ground ethical sourcing resources in China. The suite of tools to support factory managers and empower workers has also been improved, piloting e-learning for managers and grievance hotlines accessible to workers. Princess Polly is the leader on ethical sourcing in our portfolio and amongst their digitally native brand peers, and we will leverage Princess Polly's best practices and apply them to the rest of our portfolio. We are devoted to making continual progress towards our commitments and being transparent along the way.

Sustainability

We are making on-trend fashion more sustainable and accessible to everyone by transitioning our products to be made with lower environmental impact. Presently, 30% of Princess Polly's product range is made from verified lower-impact materials, including organic, recycled, water-based or forest-friendly alternatives to conventional materials. Princess Polly has also introduced recycled nylon basics and recycled sequin party styles and is aiming to have 60% of its products made with lower-impact materials by the end of 2025.

Environment

We are committed to protecting the planet by addressing climate change, promoting circularity and improving the environmental impact of our packaging, business operations and factories. Our business model limits the planetary burden of overproduction. Our real-time, demand-driven and automated ordering system allows production to track demand as accurately as possible. This high-velocity, low-waste strategy allows us to avoid unnecessary production. In 2023, Princess Polly approved near- and long-term science-based emissions reduction targets with the Science Based Targets initiative (SBTi), in line with a 1.5 degree temperature rise. Princess Polly is aiming to be carbon neutral by 2030 and is making progress towards its 2030 target for 52% Scope 3 emissions intensity reductions as, by mid-2023, they have achieved an intensity reduction of 16.9% on its base year.

Competition

The online and offline retail markets generally are highly competitive and rapidly evolving. We face significant competition from eCommerce websites, including apparel- and accessories-oriented eCommerce websites as well as the eCommerce websites of traditional retailers. We also face competition from direct-from-manufacturer retailers and in-person stores and boutiques, including traditional retailers and fashion boutiques.

We compete based on product selection, differentiation, exclusivity, brand quality and strength of customer relationships, relevance, convenience, ease of use and consumer experience, including order fulfillment and shipping timelines. We believe we compete favorably across these factors taken as a whole.

Seasonality

Historically, we have achieved our largest quarterly revenues in the fourth fiscal quarter. However, as our expansion into the U.S. market continues, our quarterly revenues are less concentrated in the fourth fiscal quarter. In fiscal year 2023, our net revenues in the first, second, third and fourth fiscal quarters represented 22%, 25%, 26% and 27%, respectively, of our total net sales for the year. In fiscal year 2022, our net revenues in the first, second, third and fourth fiscal quarters represented 24%, 26%, 25% and 24%, respectively, of our total net sales for the year.

Intellectual Property

We primarily protect our intellectual property through the trademark, copyright and trade secret laws of Australia and the United States. As of December 31, 2023, we owned nearly 550 trademark registrations and 79 Internet domain names. Although we have not sought copyright registration for our technology or works to date, we rely on common law copyright and trade secret protections in relation to our proprietary technology, products and the content displayed on our websites, including our photography and fabric prints that we design. Our trademarks, including domain names, are material to our business and brand identity.

In addition to the protections provided by our intellectual property rights, we enter into confidentiality agreements with our employees, consultants, contractors and business partners. We further control the use of our technology and intellectual property through provisions in both our client terms of use on our website and in our vendor terms and conditions.

Government Regulation

Our business is subject to a number of domestic and foreign laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations include federal and state consumer protection laws and regulations (including the General Data Protection Regulation in the European Union), which address, among other things, the processing of payments, privacy, data protection, information security, sending of commercial email and other laws regarding unfair and deceptive trade practices. We are also subject to laws and regulations governing the accessibility of our websites, including under the Americans with Disabilities Act.

Our business is also subject to additional laws and regulations, including restrictions on imports from, exports to, and services provided to persons located in certain countries and territories, as well as foreign laws and regulations addressing topics such as advertising and marketing practices, customs duties and taxes and consumer rights, any of which might apply by virtue of our operations in foreign countries and territories or our contacts with consumers in such foreign countries and territories.

In addition, apparel, shoes and accessories sold by us are also subject to regulation by governmental agencies in Australia, New Zealand and the United States, as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the materials, proper labeling, advertising, marketing, manufacture, licensing requirements, flammability testing, safety, shipment and disposal of our products. We are also subject to laws, rules and regulations relating to the operations of our stores and warehouses.

We are also subject to environmental laws, rules and regulations. Similarly, apparel, shoes and accessories sold by us are also subject to import regulations in the United States and other countries concerning the use of wildlife products for commercial and non-commercial trade. We do not estimate any significant capital expenditures for environmental control matters either in the current fiscal year or in the near future.

For more information about laws and regulations applicable to our business, see "Risk Factors–Risks Relating to Laws and Regulation."

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below and the other information contained in this Annual Report on Form 10-K, including our condensed consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, prospects, financial condition, results of operation or cash flows could be materially adversely affected and the factors that we identify as risks to a particular aspect of our business could materially affect another aspect of our business or the company as a whole. The risks below are not the only risks we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially affect our business, prospects, financial condition, results of operation or cash flows.

Summary of Risk Factors

The following summarizes some of the key risks and uncertainties that could materially adversely affect us. This summary should be read together with the more detailed description of each risk factor below.

- Economic downturns and market conditions could materially adversely affect our business, operating results, financial condition and growth prospects;

- Changes in the political and economic policies of the Chinese government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the market price of our common stock;

- Rapidly-changing consumer preferences in the apparel, footwear and accessories industries expose us to the risk of lost sales, harmed customer relationships and diminished brand loyalty if we are unable to anticipate such changes;

- Our future revenues and operating results will be harmed if we fail to acquire new customers, retain existing customers, and maintain average order value levels;

- We face risks related to our growth strategy if we are unsuccessful in identifying brands to acquire, integrate and manage on our platform;

- Our business and the success of our products could be harmed if we are unable to maintain our corporate integrity or the images and reputations of our brands;

- Our use of third-party suppliers and manufacturers that are primarily based in China exposes us to risks inherent in doing business there;

- We face risks to our operating results if we fail to manage our inventory effectively;

- Increases in labor costs, including wages, and fluctuations in the price, availability and quality of raw materials and finished goods could adversely affect our business, financial condition and results of operations;

- Changes in laws or regulations relating to data privacy and security that are applied adversely to us may have a material adverse effect on our reputation, results of operations, financial condition and cash flows;

- Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition; and

- We face risks related to our debt covenants if we fail to generate sufficient cash flow to service our debt which could arise from changes in our results of operations or general economic conditions.

- If we fail to maintain compliance with the New York Stock Exchange's ("NYSE") continued listing standards, the NYSE may delist our common stock.

Risks Relating to Our Business and Strategy

Economic downturns and market conditions beyond our control, including periods of inflation, could materially adversely affect our business, operating results, financial condition and prospects.

Our business depends on global economic conditions and their impact on consumer discretionary spending. Some of the factors that may negatively influence consumer spending include inflationary pressure; high levels of unemployment; higher consumer debt levels; reductions in net worth; declines in asset values and related market uncertainty; home foreclosures and reductions in home values; fluctuating interest rates and credit availability; fluctuating fuel and other energy costs; fluctuating commodity prices; and general uncertainty regarding the overall future political and economic environment. Global economic conditions may continue to be uncertain, and the potential impacts of increasing inflation in the United States—our largest market—remain unknown, making trends in consumer demand unpredictable. Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience cost increases. In addition, adverse economic and market conditions, including a potential recession, may negatively impact market sentiment, decreasing the demand for apparel, which would adversely affect our operating income and results of operations. All of these factors have contributed, and may continue to contribute, to reduced orders, increased merchandise returns, lower net sales, lower gross margins, reduced effectiveness of marketing and increased inventories. If we are unable to take effective measures in a timely manner to mitigate the impact of the inflation as well as a potential recession, our business, financial condition and results of operations could be adversely affected.

Consumer purchases of discretionary items, including the merchandise that we offer, generally decline during recessionary periods, periods of inflation or periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Economic downturns or unstable market conditions may also cause customers to decrease their budgets, which could reduce their spending on our products and adversely affect our business, financial condition and results of operations. Economic conditions in certain regions may also be affected by natural disasters, such as hurricanes, tropical storms, earthquakes and wildfires; public health crises; and other major unforeseen events. As we explore new countries to expand our business, economic downturns or unstable market conditions in any of those countries could result in our investments not yielding the returns we anticipate.

Because our third-party suppliers and manufacturers are primarily based in China, in addition to the risks inherent in doing business in China, changes in the political and economic policies of the Chinese government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the market price of our common stock.

We use third-party suppliers and manufacturers based primarily in China. We use only a limited number of suppliers and we may have greater risks than our peers due to the concentration of our suppliers and manufacturers in China. This sourcing concentration increases our dependence of these suppliers and exposes us to the risks of doing business in China, which means that our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China or changes in government relations between China and the United States or other governments, including Australia. There is significant uncertainty about the future relationship between the United States and China with respect to taxation, trade policies, treaties, government regulations, import and export tariffs, custom duties, environmental regulations, intellectual property and other matters. China's economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

Further, with the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers increase significantly. In addition, our suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China.

In addition, we may not obtain or retain the requisite legal permits to continue to operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in these jurisdictions. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

Also, China's Xinjiang Uyghur Autonomous Region (the "XUAR") is the source of large amounts of textiles for the global apparel supply chain. The United States Treasury Department placed sanctions on China's Xinjiang Production and Construction Corporation ("XPCC") for serious human rights abuses against ethnic minorities in XUAR. Additionally, the U.S.'s Uyghur Forced Labor Prevention Act ("UFLPA"), empowers the U.S. Customs and Border Protection Agency (the "U.S. CBP") to withhold release of items produced in whole or in part in the XUAR, or produced by companies included on a UFLPA entity list, creating a presumption that such goods were produced using forced labor. XPCC controls much of the textile industry in the region, and many large factories in XUAR produce fabrics and yarn for apparel. Although our brands do not intentionally source any products or materials from the XUAR (either directly or indirectly through our suppliers) and we have no known involvement with XPCC or its subsidiaries and affiliates, we do not have the ability to completely map our product supply chain, and we could be subject to penalties, fines or sanctions if any of our suppliers is found to have dealings, directly or indirectly, with XPCC or entities it controls. Additionally, our products could be held or delayed by the U.S. CBP, which would cause delays and unexpectedly affect our inventory levels. Even if we were not subject to penalties, fines or sanctions, if our products are linked in any way to XPCC, the XUAR, or an entity on the UFLPA entity list, our reputation could be damaged.

The apparel, footwear and accessories industries are subject to rapid changes in consumer preferences, and if we do not accurately anticipate and promptly respond to changes in consumer preferences, we could lose sales, our relationships with customers could be harmed and our brand loyalty could be diminished.

The apparel, footwear and accessories industries are subject to rapid changes in consumer preferences and tastes, which can make it difficult to anticipate demand for our products and forecast our financial results. We believe there are many factors that may affect the demand for our products, including:

- seasonality, including the impact of anticipated and unanticipated weather conditions;
- consumer acceptance of our existing products and acceptance of our new products, including our ability to develop new products that are private label or exclusive;
- consumer demand for products of our competitors;
- consumer perceptions of and preferences for our products and brands, including as a result of evolving ethical or social standards;
- the extent to which consumers view certain of our products as substitutes for other products we manufacture;
- publicity, including social media, related to us, our products, our brands, our marketing campaigns and our influencer endorsers;
- the life cycle of our products and consumer replenishment behavior;
- evolving fashion and lifestyle trends, and the extent to which our products reflect these trends;
- brand loyalty; and
- changes in consumer confidence and buying patterns, and other factors that impact discretionary income and spending.

Consumer demand for our products depends in part on brand loyalty and the continued strength of our brands, which in turn depend on our ability to anticipate, understand and promptly respond to the rapidly changing preferences and fashion tastes for apparel, footwear and accessories, as well as consumer spending patterns. As our brands and product offerings continue to evolve, it is necessary for our products to appeal to an even broader range of consumers whose preferences cannot be predicted with certainty. For example, many of our products include a fashion element and could go out of style quickly. Furthermore, we are dependent on consumer receptivity to our new products and to the marketing strategies we employ to promote those products. Consumers may not purchase new models and styles of apparel, footwear and accessories in the quantities projected or at all. If we fail to predict or react appropriately to changes in consumer preferences and fashion trends or fail to adapt to shifting spending patterns or demand, consumers may consider our brands and products to be outdated or unattainable or associate our brands and products with styles that are no longer popular, which may adversely affect our overall financial performance.

If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may not be able to increase net sales or maintain profitability.

Our success depends on our ability to acquire customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of commerce in shopping for apparel and may prefer alternatives to our offerings, such as traditional brick-and-mortar retailers or the websites of our competitors. If we fail to deliver a quality online experience, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. Our marketing strategy includes using social media platforms as marketing tools and maintaining relationships with social media influencers. As social media platforms continue to rapidly evolve and new platforms develop we must continue to maintain a presence on these platforms and establish a presence on new or emerging social media platforms. If marketing through social media influencers becomes less effective at engaging new customers, our ability to drive new growth may be negatively impacted, and marketing costs may increase materially, which would negatively impact sales and margins. We also seek to engage with our customers and build awareness of our brands through sponsoring unique events and experiences. These events may fail to promote awareness of our brands and products and may not generate a meaningful return on investment.

We also acquire and retain customers through retargeting, paid search and product listing ads, affiliate marketing, paid social, personalized email marketing, SMS text and mobile "push" communications through our mobile apps. Search engines frequently change the algorithms that determine the ranking and display of results of a user's search and may make other changes to the way results are displayed, or may increase the costs of advertising, which can negatively affect the placement of our links and, therefore, reduce the number of our visits to our websites and social media channels, or make such marketing cost prohibitive. In addition, social media platforms typically require compliance with their privacy policies, which may be subject to change or new interpretation with limited ability to negotiate. If we are unable to cost-effectively use on-line marketing tools or if the social media platforms we use change their policies or algorithms, we may not be able to cost-effectively drive traffic to our websites, and our ability to acquire new customers could suffer. Conversely, if these on-line marketing tools are successful in driving traffic to our sites, they could cause the "runaway promo code effect" of pricing and promotional errors that are amplified by the wide dissemination to a larger consumer audience, which could adversely impact our operating results. If our marketing efforts are not successful in promoting awareness of our brands and products, driving customer engagement or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our operating results will be adversely affected.

If we fail to retain existing customers, or fail to maintain average order value levels, we may not be able to maintain our revenue base and margins, which would have a material adverse effect on our business and operating results.

A significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent purchases of the merchandise we offer. If existing customers no longer find our offerings appealing, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our customers who make repeat purchases or a decrease in their spending on the merchandise we offer could negatively impact our operating results. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time, and if we are unable to do so, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and average order value, our growth prospects, operating results and financial condition could be materially adversely affected.

Our business depends on effective marketing and high customer traffic.

We have many initiatives in our marketing programs, particularly with regard to our websites, mobile applications and our social media presence. If our competitors increase their spending on marketing, if our marketing expenses increase, if our marketing becomes less effective than that of our competitors, or if we do not adequately leverage technology and data analytics capabilities needed to generate concise competitive insight, we could experience a material adverse effect on our results of operations. Among other factors, (1) a failure to sufficiently innovate or maintain effective marketing strategies and (2) U.S. and foreign laws and regulations that make it more difficult or costly to digitally market, such as the European Union General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act of 2018 ("CCPA"), may adversely impact our ability to maintain brand relevance and drive increased sales. See "—Risks Relating to Laws and Regulation—Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows."

Merchandise returns could harm our business.

We allow our customers to return products, subject to our return policy. If the rate of merchandise returns increases significantly or if merchandise return economics become less efficient, our business, financial condition and operating results could be harmed. Further, we may modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. From time to time our products are also damaged in transit, which can increase return rates and harm our brand.

We purchase inventory in anticipation of sales, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.

Our business requires us to manage a large volume of inventory, including precise quantities across a large number of different products, effectively. We add new apparel, footwear and accessories styles to our sites every week, and we depend on our forecasts of demand to make purchasing decisions and manage our inventory of stock-keeping units, or SKUs. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. Demand may be affected by, among other things, new trends, seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, including adverse macroeconomic conditions such as inflation, political instability and social unrest. Our customers may not purchase products in the quantities that we expect.

It may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our suppliers. In addition, Culture Kings, whose inventory includes third-party products, may not be able to adjust its inventory rapidly. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory levels or to pay higher prices to our suppliers, our profit margins may be negatively affected. Any failure to manage brand expansion or accurately forecast demand for brands could adversely affect our growth and our margins.

Privacy concerns and regulatory restrictions regarding the collection, use and processing of data could limit our ability to identify and respond to trends and to manage inventory. In addition, our ability to meet customer demand may be negatively impacted by a shortage in inventory due to reduced inventory purchases or disruptions in the supply chain due to a number of factors. All of these challenges in our supply chain have affected, and may in the future affect, the quality of our products, the volume of refunds and returns, our brand reputation and our customers' satisfaction and loyalty.

Our business depends upon sales of third-party merchandise, and our inability to procure sufficient quantities of third-party merchandise on favorable terms or at all could materially adversely affect our business, operating results and growth prospects.

Our profitability relies in part upon sales of third-party merchandise. Third-party merchandise may not continue to be available in sufficient quantities to meet our customers' demand or at all or priced appropriately for us to continue to resell, including as a result of third-party brands increasingly limiting wholesale distribution and shifting to selling directly to consumers. Our reliance on third-party merchandise may heighten the risks we face with respect to inventory procurement, including supply chain challenges, relationships with suppliers, accounts receivable and related potential impairment charges. Failure to adequately address these and other risks and challenges relating to our third-party merchandise may harm our relationship with suppliers, consumers and merchants and adversely affect our business, operating results and growth prospects.

We may be unsuccessful in identifying brands to acquire and in integrating and managing our acquisitions and investments to expand the number of brands on our platform.

We have acquired five businesses to date, and we intend to acquire or invest in additional companies to increase the number of brands in our platform. Any such business acquisitions and investments could be significant and could have a material impact on our business, financial condition and results of operations. We regularly identify and evaluate potential business acquisitions and investments, and we typically have a pipeline of acquisition and investment opportunities of different stages of evaluation. There are numerous risks associated with our acquisition strategy, including:

- our inability to identify appropriate candidates for acquisition;
- competition for acquisition targets driving up purchase prices;
- disruption of our ongoing business, including loss of management focus on existing businesses;
- problems retaining key personnel;

- unanticipated operating losses and expenses of the businesses we acquire or in which we invest;

- risks of losing a target company's customer and other relationships;

- the difficulty of completing acquisitions or investments and achieving anticipated benefits within expected timeframes, or at all;

- the difficulty of integrating acquired brands on our platform, and unanticipated expenses related to their integration;

- the difficulty of integrating another company's accounting, financial reporting, management, information and data security, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not successfully implemented;

- losses we may incur as a result of declines in the value of an acquisition or an investment or as a result of incorporating its financial performance into our financial results, and our dependence on its accounting, financial reporting, systems, controls and processes;

- the risks associated with businesses we acquire or invest in, which may differ from or be more significant than the risks our existing businesses face;

- potential unknown, unidentified or undisclosed liabilities or risks associated with a company we acquire or in which we invest; and

- for foreign transactions, additional risks related to the integration of operations across different cultures and languages, and the economic, political and regulatory risks associated with specific countries.

We are constantly evaluating opportunities for such acquisitions in both the near- and long-term. We are not party to any definitive agreements in respect of any such acquisition targets, but it is possible discussions relating to one or more of these potential acquisitions could advance and it is possible we could sign or complete any such transactions shortly after we complete this filing. We cannot assure you that we will become a party to any definitive agreements to consummate a transaction, or that if we do become a party to such agreements that we will be able to close the transactions and acquire the relevant target company.

In order to fund future acquisitions or investments, we expect to issue additional equity securities, spend our cash or incur debt, which may only be available on unfavorable terms, if at all. Any such financing to fund future acquisitions or investments may change our leverage profile, potentially significantly.

In addition, any shares of our common stock or other equity linked securities that we issue in connection with an acquisition or investment could constitute a material portion of our then-outstanding shares of common stock, which could adversely affect the price of our common stock and result in significant dilution to your ownership interest. In addition, valuations supporting our acquisitions and strategic investments could change rapidly. We could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could adversely impact our financial results. We may record contingent liabilities and amortization expenses related to intangible assets as a result of acquisitions. Our growth prospects are dependent on our ability to identify and acquire additional brands and integrate them on our platform, and our failure to do so may negatively impact our future growth and, as a result, our results of operations.

Finally, any acquisitions we do make may cause large one-time expenses or create goodwill or other intangible assets that could result in significant impairment charges, such as the recent impairment charges related to the Culture Kings and Petal & Pup reporting unit goodwill (see Note 6, "Goodwill," in the notes to our consolidated financial statements included in this Annual Report on Form 10-K). We also make certain estimates and assumptions in order to determine purchase price allocation and estimate the fair value of assets acquired and liabilities assumed. If our estimates or assumptions used to value these assets and liabilities are not accurate, we may be exposed to losses that may be material.

We may not succeed in our growth strategy.

One of our key strategic objectives is growth, which we pursue organically and through acquisitions. In particular, we seek to grow by attracting new fashion brands to our platform, winning new customers to expand our market share, marketing our brands in new regions, building on economies of scale, leveraging our supply chain and information technology capabilities across our company, expanding our direct-to-consumer business and growing our eCommerce business. However, we may not be successful in growing our business. For example:

- we may have difficulty growing our brands as demand falls in a challenging macroeconomic environment;

- we may have difficulty completing acquisitions to expand our platform, and we may not be able to successfully integrate a newly acquired business or achieve the expected growth, cost savings or synergies from such integration, or it may disrupt our current business;

- we may not be able to continue to evolve to meet our customers' changing needs and expectations, and our existing customers may reduce their purchases of our products;

- we may not successfully expand our market share by winning new customers;

- our brands may not be widely accepted in new countries or regions;

- we may have difficulty recruiting, developing or retaining qualified employees;

- we may not be able to manage our growth effectively, adapt our business model or develop relationships with customers or successfully operate our Culture Kings and Princess Polly brick-and-mortar stores, including our first flagship U.S. Culture Kings store in Las Vegas, which exposes us to premises liability, such as slip and falls, and may subject us to greater potential labor union activity;

- we may not be successful in opening new brick-and-mortar stores, including the planned Princess Polly locations in the U.S.;

- we may not be successful in securing wholesale partnerships or securing favorable terms;

- we may not successfully identify the correct markets in which to open retail stores for our brands;

- we may not be able to scale the abilities of our supply chain operations to meet increased consumer demand, and we may not be able to offset rising materials, procurement and shipping costs with pricing actions or efficiency improvements;

- any new brands we acquire might cannibalize our existing brands and cause a decrease in sales of our existing brands; and

- we may not be able to complete dispositions of nonstrategic assets in the future.

We are also required to manage numerous relationships with various suppliers, vendors and other third parties. Changes in our suppliers, vendor base, distribution centers, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be adversely affected. If we fail to continue to develop and grow our business, our financial condition and results of operations may be materially adversely affected.

Our growth plan contemplates expansion into new markets, and our efforts to expand may ultimately be unsuccessful.

Our growth plan includes introducing our brands globally, including in countries and regions where we have no or limited operating experience. Expanding into new countries and regions involves significant risk, particularly if we have no experience in marketing, selling and engaging with customers in the market. For example, in November 2022, we opened our first U.S. flagship store for our brand, Culture Kings, in Las Vegas, Nevada. There is no guarantee that the success of a brand in Australia will translate to the success of that brand in other countries, such as the U.S. Our efforts to expand into new countries and regions could fail for many reasons, including our failure to accurately or timely identify apparel trends in new markets, different consumer demand dynamics and lack of acceptance of new offerings by existing or new users, our failure to promote the new markets effectively or negative publicity about us or our new markets. In addition, these initiatives may not drive increases in revenue, may require substantial investment and planning and may bring us more directly into competition with companies that are better established, operate more effectively or have greater resources than we do. There is additional complexity associated with local laws, tariffs and shipping logistics in new countries where our brands do not have an established presence. Expanding into new markets will require additional investment of time and resources of our management and personnel. If we are unable to cost-effectively expand into new countries and regions, then our growth prospects and competitive position may be harmed and our business, results of operations, and financial condition may suffer.

A growing portion of our revenue is derived from wholesale and third-party marketplace partners, and the loss of any of these wholesale or third-party marketplace partners could reduce our total revenue.

We have entered into a number of wholesale and third-party marketplace partnerships and intend to continue growing these initiatives. A decision by any of our major wholesale or third-party marketplace partners, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to significantly decrease the amount of merchandise purchased from us, or to change their manner of doing business with us, could substantially reduce our revenue and have a material adverse effect on our profitability. Furthermore, our results of operations could be adversely affected if any of these partners fails to satisfy its payment obligations to us when due or no longer takes part in distribution arrangements. These changes could also decrease our opportunities in the market and decrease our negotiating strength with our wholesale and third-party marketplace partners. Any of these developments could adversely impact our financial condition and results of operations.

We face risks from our international business.

Our current growth strategy includes plans to expand our digital marketing and grow our eCommerce and retail presence internationally over the next several years. As we seek to expand internationally, we face competition from more established retail competitors. Consumer demand and behavior, as well as cultures, and tastes and purchasing trends, may differ, and as a result, sales of our merchandise may not be successful, or the margins on those sales may not be in line with our expectations. Our ability to conduct business internationally may be adversely impacted by geopolitical (such as the Russian invasion of Ukraine, relations between China and Taiwan, or the ongoing conflict in the Middle East), economic, and public health events, the manner in which governments respond to such events, as well as the global economy. Any challenges that we encounter as we expand internationally may divert financial, operational and managerial resources from our existing operations, which could adversely impact our financial condition and results of operations.

Shipping is a critical part of our business and any interruptions in, or increased costs of, shipping could adversely affect our operating results.

We currently rely on third-party vendors for our inbound and outbound customer freight. If we are not able to negotiate acceptable pricing and other terms with these vendors or they experience operational problems or other difficulties, our customers' experience could be negatively impacted. For example, shipping delays could delay delivery of products to our customers and increase the time it takes to process customer returns. Our ability to receive inventory and ship merchandise to customers may be negatively affected by weather, fire, flood, power loss, earthquakes, public health crises, labor disputes, acts of war or terrorism, including attacks on shipping vessels in the Red Sea, port closures, import and export tariffs, complex local laws and other factors. Even if such events do not directly affect us or our suppliers, such events may cause disruption or congestion in transportation networks, which could affect us or our suppliers. We have experienced, and in the future we may experience, meaningful delays and unpredictability with sea freight transportation, resulting in increased reliance on air freight transportation. Although we have been able to use more sea freight transportation in recent years, we expect continued volatility in demand and prices for shipping services. While we have been able to offset increased shipping prices in the past to some extent, there can be no assurance that we will continue to be able to do so, or that prices for shipping services will not increase to a level that does not permit us to do so. In the past, strikes at and closures of major international shipping ports have impacted our supply of inventory from our vendors. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our merchandise is not delivered in a timely manner or is damaged or lost during the delivery process, our consumers could become dissatisfied and cease purchasing our products, which would adversely affect our business and operating results.

Our direct-to-consumer business model is subject to risks that could have an adverse effect on our results of operations.

We sell merchandise direct-to-consumer through our eCommerce sites. Our direct-to-consumer business model is subject to numerous risks that could have a material adverse effect on our results. Risks include, but are not limited to, (i) resellers purchasing private label and exclusive merchandise and reselling it outside of authorized distribution channels, (ii) failure of the systems that operate our eCommerce websites, and their related support systems, including computer viruses, (iii) theft of customer information, privacy concerns, telecommunication failures and electronic break-ins and similar disruptions, (iv) credit card fraud and (v) risks related to our supply chain and fulfillment operations. Risks specific to operating an eCommerce business also include (i) the ability to optimize the online experience and direct eCommerce channels to consumer needs, (ii) liability for copyright and trademark infringement, (iii) changing patterns of consumer behavior and (iv) competition from other eCommerce and brick-and-mortar retailers. Our failure to successfully respond to these risks might adversely affect our sales, as well as damage our reputation and brands.

Use of social media and influencers may materially and adversely affect our reputation or subject us to fines or other penalties.

We use third-party social media platforms as, among other things, marketing tools. For example, our brands maintain Instagram, Facebook, YouTube, SnapChat and TikTok accounts. We also maintain relationships with many social media influencers and engage in sponsorship initiatives. As existing eCommerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use change their policies or algorithms, we may not be able to fully optimize such platforms, and our ability to maintain and acquire customers and our financial condition may suffer. Furthermore, as laws, regulations, policies governing platforms and public opinion rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers or third parties acting at our direction to abide by applicable laws, regulations and policies in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and operating results.

Our relationships with social media influencers and our sponsorship initiatives do not include any contractual commitments that they continue to be supportive of our brands or products, and there can be no assurance that they will continue to do so. For example, changes in fashion trends, consumer sentiment or public perceptions of our brands could adversely impact our relationships with social media influencers. Any negative publicity created by a social media influencer or participant in a sponsorship initiative who we formerly engaged or who is no longer supportive of our brands may reduce our sales, and may mean that we become more reliant on paid advertising and other paid promotions. The costs to enter into relationships with social media influencers or engage in sponsorship initiatives may also increase over time, which may also negatively impact our margins and results of operations.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the FTC has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser. We do not prescribe what our influencers post, and if we were held responsible for the content of their posts or their actions, we could be fined or forced to alter our practices, which could have an adverse impact on our business.

Negative commentary regarding us, our products or influencers who promote our brands and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. Any such negative commentary could drive large-scale social movements against us, our products, or our brands and result in customer boycotts. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. Consumers often value readily available information and may act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

Our stock price has declined when our operating results have differed from our expectations or the expectations of securities analysts or investors.

We have failed, and in the future may fail, to achieve our projected results or to meet the expectations of securities analysts or investors. Failure to meet such projected results or expectations has resulted in significant stock price declines, which do not necessarily correlate with the shortfall in our financial performance. Our short operating history as a holding company with a portfolio of newly acquired brands, our continuing evolution as we acquire and integrate brands and enter new markets, and general macroeconomic conditions have negatively affected our ability to forecast our consolidated operating results. If our future operating results are below the expectations of securities analysts or investors, or below any financial guidance we may provide to the market, our stock price may further decline.

Our operating results fluctuate from period to period.

Our business experiences seasonal fluctuations in shipping rates, consumer demand, net sales and operating income, with a significant portion of net income typically realized in the spring and summer seasons. Historically, and consistent with the retail industry, this seasonality also impacts our working capital requirements, particularly with regard to inventory. Any decrease in sales or gross profit during this period, or in the availability of working capital needed in the months preceding this period, could have a more material adverse effect on our business, financial condition and results of operations than in other periods. Seasonal fluctuations also affect our inventory levels, as we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday selling periods. We must also carefully plan our inventory around Chinese New Year when inventory supply is constrained and materials and inbound freight costs are higher. If we are not successful in managing our inventory or fail to execute on our strategy, we may be forced to rely on markdowns or promotional sales to dispose of the excess inventory or we may not be able to sell the inventory at all, which could have a material adverse effect on our business, financial condition and results of operations.

Certain of our key operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators. Data from both such sources may include information relating to fraudulent accounts and interactions with our sites or the social media accounts of our influencers (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites or their accounts). We have only limited abilities to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it still more difficult to detect such activity.

Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not accurate representations of the reach or monetization of our brand, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy and cannot find an adequate replacement for the metric, our business, financial condition and operating results could be adversely affected.

Our business and the success of our products could be harmed if we are unable to maintain our corporate integrity or the images and reputation of our brands.

Our success to date has been due in large part to the growth of our brands' images and our customers' connection to our brands. If we are unable to timely and appropriately respond to changing consumer demands, the names and images of our brands may be impaired. Even if we react appropriately to changes in consumer preferences, consumers may consider our brands' images to be outdated or associate our brands with styles that are no longer popular.

In addition, brand value is based in part on consumer sentiment about merchandise quality and corporate integrity, including our ability to operate responsibly through our commitment to responsible fashion and sustainability. A perception that introducing a high volume of styles and manufacturing and selling of fast fashion at scale results in lower quality or increased textile waste, or that we are not honoring our commitment to responsible fashion, could harm our reputation. Our reputation could also be adversely affected by negative consumer perception of our sourcing concentration in particular countries.

Negative perceptions of our product quality, product design, product components or materials or customer service could harm our brand loyalty and the value of our business. The unauthorized resale of our merchandise outside of approved distribution channels, sales of counterfeit items on third-party websites and similar deviations from the brand identity could negatively affect consumers' perception of our products and harm our reputation. In addition, negative claims or publicity regarding us, our products, our brands, our marketing campaigns, or our influencer endorsers, could adversely affect our reputation and sales regardless of whether such claims are accurate. Social media, which accelerates the dissemination of information, can increase the challenges of responding to negative perceptions or claims. In the past, many apparel companies have experienced periods of rapid growth in sales and earnings followed by periods of declining sales and losses. Our businesses may be similarly affected in the future. In addition, we have sponsorship contracts with a number of influencers and feature those individuals in our advertising and marketing efforts. Failure to continue to obtain or maintain high-quality sponsorships and endorsers could harm our business. In addition, actions taken by social media influencers or celebrity endorsers that harm their own reputations could adversely affect the images of our brands by association. If consumers begin to have negative perceptions of our brands, whether or not warranted, our brand image would become tarnished and our products would become less desirable, which could have a material adverse effect on our business.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our consumers would have to pay for our offering and adversely affect our operating results.

In general, we have not historically collected state or local sales, use or other similar taxes in any jurisdictions in which we do not have a tax nexus, in reliance on court decisions or applicable exemptions that restrict or preclude the imposition of obligations to collect such taxes with respect to online sales of our products. In addition, we have not historically collected state or local sales, use or other similar taxes in certain jurisdictions in which we do have a physical presence, in reliance on applicable exemptions. On June 21, 2018, the U.S. Supreme Court decided, in *South Dakota v. Wayfair, Inc.*, that state and local jurisdictions may, at least in certain circumstances, enforce a sales and use tax collection obligation on remote vendors that have no physical presence in such jurisdiction. A number of states have already begun, or have positioned themselves to begin, requiring sales and use tax collection by remote vendors and/or by online marketplaces. The details and effective dates of these collection requirements vary from state to state. While we now collect, remit and report sales tax in all states that impose a sales tax, it is still possible that one or more jurisdictions may assert that we have liability for previous periods for which we did not collect sales, use or other similar taxes, and if such an assertion or assertions were successful it could result in substantial tax liabilities, including for past sales taxes and penalties and interest, which could materially adversely affect our business, financial condition and operating results.

Our business is exposed to the risks of foreign currency exchange rate fluctuations.

Our international businesses operate in functional currencies other than the U.S. dollar. A significant percentage of our total revenues (approximately 42% and 49% in 2023 and 2022, respectively) is derived from markets outside the U.S. Changes in currency exchange rates affect the U.S. dollar value of prices at which we purchase products and incur costs outside the U.S. In addition, for most of our brands, the majority of products are sourced from suppliers located in China. Changes in foreign currency exchange rates could have an adverse impact on our financial condition, results of operations and cash flows.

We are also exposed to currency translation risk because the results of our Australian businesses are generally reported in local currency, which we then translate to U.S. dollars for inclusion in our financial statements. As a result, exchange rate changes between foreign currencies and the U.S. dollar affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our financial results. We expect that our exposure to foreign currency exchange rate fluctuations will grow as the relative contribution of our non-U.S. operations increases.

The effects of weather conditions, natural disasters or other unexpected events, including global health crises may disrupt our operations and have a negative impact on our business.

The effects of global climate change, such as extreme weather conditions and natural disasters occurring more frequently or with more intense effects, or the occurrence of unexpected events including wildfires, tornadoes, hurricanes, earthquakes, floods, tsunamis and other severe hazards could adversely affect our business, financial condition, results of operations and cash flows. Extreme weather, natural disasters, power outages or other unexpected events could disrupt our operations by impacting the availability and cost of materials needed for manufacturing, causing physical damage and partial or complete closure of our manufacturing sites or distribution centers, loss of human capital, temporary or long-term disruption in the manufacturing and supply of products and services and disruption in our ability to deliver products and services to customers. These events and disruptions could also adversely affect our customers' and suppliers' financial condition or ability to operate, resulting in reduced customer demand, delays in payments received or supply chain disruptions. Further, these events and disruptions could increase insurance and other operating costs, including impacting our decisions regarding construction of new facilities to select areas less prone to climate change risks and natural disasters, which could result in indirect financial risks passed through the supply chain or other price modifications to our products and services.

Global health crises, such as the COVID-19 pandemic or any other actual or threatened epidemic, pandemic, or outbreak and spread of a communicable disease or virus in the countries where we operate or sell products could adversely affect our operations and financial performance. Further, any national, state or local government mandates or other orders taken to minimize the spread of a global health crisis could restrict our ability to conduct business as usual, as well as the business activities of our key customers and suppliers, including the potential for labor shortages. In particular, the ultimate extent of the impact of any epidemic, pandemic or other global health crisis on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted, including new information that may emerge concerning the duration and severity of such epidemic, pandemic or other global health crisis, actions taken to contain or prevent their further spread and the pace of global economic recovery following containment of the spread.

If we fail to retain key personnel, including our executive officers and the founders of our brand, or attract additional qualified personnel, effectively manage succession or hire, develop, and motivate our employees, our business, financial condition, and operating results could be adversely affected.

Our success, including our ability to effectively anticipate and respond to changing style trends, depends in part on our ability to retain key personnel and attract additional qualified personnel for our executive team and on our merchandising, marketing and other teams.

We do not have long-term employment with any of our personnel, including our brand founders, and only have limited non-compete agreements for a term of fewer than three years. Senior employees, including our executive officers and the founders of our brands, have left us or taken medical absences in the past and others may leave us in the future, which we cannot necessarily anticipate and whom we may not be able to promptly replace. The loss or absence of one or more of our key personnel or the inability to promptly identify a suitable or temporary successor to a key role could have an adverse effect on our business. Further, if any of our brand founders or other key personnel leave to join or create competing brands, our business may suffer additional adverse consequences. We do not currently maintain key-person life insurance policies on any member of our senior management team or other key employees.

On March 9, 2023, we announced that Jill Ramsey, our Chief Executive Officer, and our Board determined that Ms. Ramsey would take time to work through unforeseen medical issues. The Board also appointed Ciaran Long, our Chief Financial Officer, to serve as acting Chief Executive Officer on an interim basis. On November 7, 2023, we announced that Ms. Ramsey and our Board determined that Ms. Ramsey will no longer serve as our Chief Executive Officer. Mr. Long remains our interim Chief Executive Officer while our Board searches for a permanent Chief Executive Officer. Any failure to identify a suitable permanent Chief Executive Officer candidate and ensure an effective transfer of knowledge and a smooth transition could impact our business strategy, our relations with investors, suppliers and customers and affect employee morale.

We also face significant competition for personnel. To attract top talent, we have had to offer, and believe we will need to continue to offer, competitive compensation and benefits packages before we can validate the productivity of those employees. We may also need to increase our employee compensation levels in response to competition. We cannot be sure that we will be able to attract, retain and motivate a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. In addition, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts, and employee morale, productivity and retention could suffer, which may have an adverse effect on our business, financial condition and operating results.

Our decentralized brand management structure could negatively impact our business.

We cannot be certain that our brand management structure will be adequate to support our operations as they expand. In order to maintain the identity of each of our brands, we utilize a decentralized brand structure which places significant control and decision-making powers in the hands of the management of each of our brands. This contributes to the risk that we may be slower or less able to identify or react to problems affecting key business matters than we would in a more centralized environment. The lack of timely access to information may also impact the quality of decision making by management. For example, our ability to coordinate and utilize resources depends on effective communications and processes among our brands. As a result, the ability to internally communicate, coordinate and execute business strategies, plans and tactics may be negatively impacted by our increasing size and complexity. Our decentralized organization can also result in our brands assuming excessive risk without appropriate guidance from our centralized legal, accounting, safety, tax, treasury and insurance functions. Future growth could also impose significant additional responsibilities on members of our senior management, and we cannot be certain that we will be able to recruit, integrate and retain new senior level managers and executives. To the extent that we are unable to manage our growth effectively or are unable to attract and retain additional qualified management, we may not be able to expand our operations or execute our business plan.

Increases in labor costs, fluctuations in wage rates and the price, availability and quality of raw materials and finished goods could increase costs and could adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation, including at the federal level and in California and a number of other states. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations.

In addition, fluctuations in the price, availability and quality of fabrics, leather or other raw materials used by our suppliers in our manufactured products, or of purchased finished goods, could have a material adverse effect on our cost of goods sold or our ability to meet our customers' demands. The prices we pay to our suppliers depend on demand and market prices for the raw materials used to produce our products. The price and availability of such raw materials may fluctuate significantly, depending on many factors, including general economic conditions and demand, inflation, wage rates in China and other geographic areas where our suppliers are located, energy prices, weather patterns and public health issues. Increased demand for raw materials with a limited supply, such as sustainably harvested cotton, could negatively impact our ability to meet our customers' demands for certain products. Similarly, a significant portion of our products are manufactured in China, and declines in the value of the U.S. dollar may result in higher reported procurement costs. In the future, we may not be able to offset cost increases with other cost reductions or efficiencies or to pass higher costs on to our customers. This could have a material adverse effect on our results of operations, liquidity and financial condition.

If we experience problems with our distribution and warehouse management systems, or if we do not successfully optimize, operate and manage the expansion of the capacity of our fulfillment centers, our ability to meet customer expectations, manage inventory, complete sales transactions and achieve objectives for operating efficiencies could be adversely affected.

In the U.S., we rely on fulfillment centers in California, which are operated by our third-party logistics provider, for all of our product distribution. Our fulfillment centers include computer-controlled and automated equipment and rely on a warehouse management system to manage supply chain fulfillment operations, which means their operations are complicated and may be subject to a number of risks related to cybersecurity, the proper operation of software and hardware, electronic or power interruptions or other system failures. In addition, because most of our U.S. fulfilled products are distributed from three primary fulfillment centers, our operations could also be interrupted by labor difficulties, or by floods, fires or other natural disasters near our fulfillment centers. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could result from significant disruptions to our distribution system, such as the long-term loss of customers or an erosion of our brand image. Moreover, if we or our third-party logistics provider are unable to adequately staff our fulfillment centers to meet demand or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, hazard pay, international expansion or other factors, our results of operations could be harmed. In addition, operating fulfillment centers comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Our distribution capacity is also dependent on the timely performance of services by third parties, including the shipping of our products to and from our California distribution facilities. We may need to operate additional fulfillment centers in the future to keep pace with the growth of our business, and we cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans.

We also anticipate the need to add fulfillment center capacity as our business continues to grow. If we add fulfillment and warehouse capabilities, add products categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. The expansion of our fulfillment center capacity may put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. In addition, we may be required to expand our capacity sooner than we anticipate. If we encounter problems with our distribution and warehouse management systems, or if we are unable to secure new facilities for the expansion of our fulfillment operations, recruit qualified personnel to support any such facilities or effectively control expansion-related expenses, our ability to meet customer expectations, manage inventory and fulfillment capacity, complete sales transactions, fulfill orders in a timely manner and achieve objectives for operating efficiencies could be adversely affected, which could also harm our reputation and our relationship with our customers.

Our brand depends in part on our ability to promote responsible fashion from an ethically- and sustainably-sourced supply chain. If we are unable to do so, damage to our brand and reputation could result or we may fail to expand our brand which would harm our business and results of operations.

Our customers and employees are increasingly focused on environmental, social and governance or "sustainability" practices. We will depend significantly on building and maintaining our brand and reputation for promoting responsible fashion from an ethically- and sustainably-sourced supply chain to attract customers and employees and grow our business. If we are unable, for instance, to prioritize transparency among our employees, appropriately enforce fair labor practices, obtain our materials from ethical and sustainable suppliers or reduce waste, our brand and reputation could be significantly impaired, which could adversely affect our business, results of operations and financial condition. Customer values could shift faster than we are able to adjust our merchandise proposition. For example, weather impacts from global warming could continue to intensify and fuel increased customer sentiment for apparel that is more sustainably produced. While we are increasing our mix of sustainable fabrics, it may not be fast enough to keep up with a rapidly shifting customer sentiment and value system that is being accelerated by the impacts of global warming. If we are unable to evolve with our customers' and employees' expectations and standards, our brand, reputation and customer and employee retention may be negatively impacted.

Our balance sheet includes a significant amount of intangible assets and goodwill. A decline in the fair value of an intangible asset or of a business unit could result in an asset impairment charge, such as the recent goodwill impairment charges related to the Culture Kings and Petal & Pup reporting units.

Our policy is to evaluate indefinite-lived intangible assets and goodwill for possible impairment as of the beginning of the fourth quarter of each year, or whenever events or changes in circumstances indicate that the fair value of such assets may be below their carrying amount. In addition, intangible assets that are being amortized are tested for impairment whenever events or circumstances indicate that their carrying value may not be recoverable. For these impairment tests, we use various valuation methods to estimate the fair value of our business units and intangible assets. If the fair value of an asset is less than its carrying value, we would recognize an impairment charge for the difference.

In August 2023, due to elevated interest rates and unfavorable demand in Australia, the Company reduced its forecasts and expectations for the Culture Kings and Petal & Pup reporting units. This reduction was identified as a triggering event and a subsequent quantitative test concluded that the carrying value of the Culture Kings and Petal & Pup reporting units exceeded their fair values as of August 31, 2023. As a result, the Company recorded a non-cash goodwill impairment charge of $68.5 million during the third quarter of 2023.

It is possible that we could have another impairment charge for goodwill or intangible assets in future periods if (i) overall economic conditions in fiscal 2024 or future years vary from our current assumptions (including changes in discount rates), (ii) business conditions or our strategies for a specific business unit change from our current assumptions, (iii) investors require higher rates of return on equity investments in the marketplace, or (iv) enterprise values of comparable publicly traded companies, or of actual sales transactions of comparable companies, were to decline, resulting in lower comparable multiples of revenues and earnings before interest, taxes, depreciation and amortization and, accordingly, lower implied values of goodwill and intangible assets. Any future impairment charge for goodwill or intangible assets could have a material effect on our consolidated financial position or results of operations.

Risks Relating to Laws and Regulation

Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We are, and may increasingly become, subject to various laws, directives, industry standards and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our results of operations, financial condition and cash flows.

In the U.S., various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission ("FTC"), have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, went into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain data sharing arrangements of personal information, and the ability to access and delete personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. We are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information, such as GDPR.

Furthermore, in November 2020, California voters passed the California Privacy Rights Act of 2020 ("CPRA"). Effective beginning January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents' rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and CPRA. Other jurisdictions in the U.S. have also adopted or are proposing privacy and data security laws that are similar or more restrictive than the CCPA, CPRA and GDPR, including the Virginia Consumer Data Protection Act, which became effective on January 1, 2023, the Colorado Privacy Act, which became effective in July 2023, and the Utah Consumer Privacy Act, which became effective in December 2023, further complicating the legal landscape. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been accessed or acquired as a result of a data breach, and, in some cases, provide notice to regulators. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.

Although we are working to bring our data privacy and cybersecurity practices into compliance with the GDPR, CCPA and other privacy laws which apply to our business, we may not currently comply fully with all aspects of such laws. To the extent we are currently not in compliance with such laws, we may face increased legal, financial and regulatory risks. All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training associates and engaging consultants, which are likely to increase over time. The burdens imposed by privacy and data security laws and regulations may also limit our ability to analyze customer data, reduce the efficiency of our marketing, lead to negative publicity or make it more difficult to meet expectations of or commitments to clients, any of which could harm our business. In addition, these laws could impact our ability to offer our products in certain locations. These costs, burdens, and potential liabilities could be compounded if other jurisdictions in the U.S. or abroad begin to adopt similar or more restrictive privacy and data security laws. Such restrictions may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Any failure or perceived failure by us to comply with any applicable federal, state or foreign laws and regulations relating to data privacy and security, or even the perception that the privacy of personal information is not satisfactorily protected, could result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties or judgments, any of which could result in costly investigations and litigation, civil or criminal penalties, operational changes and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition.

We depend upon third-party suppliers and manufacturers, making us vulnerable to supply disruptions and price fluctuations.

We rely on a number of third-party suppliers and manufacturers to provide our products, including one supplier that represents approximately 14% of our purchase orders. Our suppliers may encounter problems for a variety of reasons, including adverse macroeconomic conditions, unanticipated demand from larger customers, equipment malfunction, environmental factors and public health emergencies, any of which could delay or impede their ability to meet our demand.

Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

- interruption of supply resulting from modifications to, or discontinuation of, a supplier's operations;
- delays in product shipments resulting from errors in manufacturing, defects or reliability issues from suppliers;
- inability to obtain adequate supplies in a timely manner or on commercially reasonable terms;
- difficulty locating and qualifying alternative suppliers, especially with respect to our 14% supplier;
- the failure of our suppliers to comply with regulatory requirements, which could result in disruption of supply or increased expenses; and
- inability of suppliers to fulfill orders and meet requirements due to financial hardships.

If we are unable to arrange for third-party supply or manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of, market and sell our current or new products. Failure to meet customer orders could result in loss of customers or harm our ability to attract new customers, either of which could have a material and adverse effect on our business, financial condition, results of operations and growth.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, leases, impairment of goodwill and intangible assets, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change or increase volatility of our reported or expected financial performance or financial condition. Refer to Note 2, "Significant Accounting Policies," in the notes to our consolidated financial statements included in this Annual Report on Form 10-K for a description of recent accounting pronouncements.

Our business is subject to federal, state, local and international laws and regulations regarding consumer protection, promotions, safety and other matters. The costs of compliance with, or the violation of, such laws and regulations by us or by independent suppliers who manufacture products for us could have an adverse effect on our operations and cash flows, as well as on our reputation.

Our business is subject to federal, state, local and international laws and regulations on a wide range of consumer protection, promotion and pricing of merchandise, safety and other matters. The merchandise we sell to our customers is subject to regulation by the Federal Consumer Product Safety Commission, the FTC and similar state and international regulatory authorities. For example, the FTC labeling regulations require us to accurately disclose, on our website and on every item of apparel, the country of origin for each item and the materials used in its manufacture. We are subject to risks related to the interpretation of state and local laws and regulations governing the collection and remittance of sales and use taxes, and laws and regulations governing pricing, promotions and sales. We could be adversely affected by costs of compliance with or violations of those laws and regulations. In addition, we require third-party suppliers to operate in compliance with applicable laws, rules and regulations regarding working conditions, safety, employment practices and environmental compliance, which could increase our costs due to the costs of compliance by those contractors. Failure by us or our third-party suppliers to comply with such laws and regulations, as well as with ethical, social, product, labor and environmental standards, or related political considerations, could result in interruption of finished goods shipments to us, cancellation of orders by customers and termination of relationships. If one of our independent contractors violates labor or other laws, implements labor or other business practices or takes other actions that are generally regarded as unethical, it could jeopardize our reputation and potentially lead to various adverse consumer actions, including boycotts that may reduce demand for our merchandise. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.

Climate change and increased focus by governmental and non-governmental organizations, customers, consumers and investors on sustainability issues, including those related to climate change, may adversely affect our business and financial results and damage our reputation.

Our business and results of operations could be adversely affected by climate change and the adoption of new climate change laws, policies and regulations. Growing concerns about climate change and greenhouse gas emissions have led to the adoption of various regulations and policies, including the Paris Agreement negotiated at the 2015 United Nations Conference on Climate Change, which requires participating nations to reduce carbon emissions every five years beginning in 2023. Climate change may impact our business in numerous ways. For example, governments may impose new taxes to finance efforts to reduce the impact of climate change, any of which may increase shipping and freight costs and prices for our products. We also face the risk that governmental or non-governmental organizations may increase their focus on the fashion sector and implement greater environmental regulation on the fashion sector in the United States or the fashion sector in other markets. For example, the fashion industry's process for dying fabrics uses large quantities of water, and the disposition of the waste water directly impacts the environment. Increased scrutiny and regulation of this practice may adversely affect our business.

Additionally, some scientists have concluded that increasing concentrations of greenhouse gases in the earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. Increased frequency of extreme weather could cause increased incidence of disruption to the production and distribution of our products and an adverse impact on consumer demand and spending. If any such climate changes were to occur, they could have an adverse effect on our financial condition and results of operations.

Changes to U.S., Australian or international trade policy, tariff or import/export regulations or our failure to comply with such regulations may have a material adverse effect on our reputation, business, financial condition and results of operations.

Changes in U.S., Australian or international social, political, regulatory or economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business, as well as any negative sentiment toward the U.S. or Australia as a result of such changes, could adversely affect our business. The U.S. and Australian governments have from time to time instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S. and Australia, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S., Australia and other countries where we conduct our business. It may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes. New tariffs and other changes in U.S. and Australian trade policy have in the past and could continue to trigger retaliatory actions by affected countries, and certain foreign governments have instituted or could consider imposing retaliatory measures on certain U.S. and Australian goods. We, similar to many other multinational corporations, do a significant amount of business that would be impacted by changes to the trade policies of the U.S., Australia, and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. and Australian economy or certain sectors thereof, our industry and the global demand for our products, and as a result, could have a material adverse effect on our business, financial condition and results of operations.

Our reliance on overseas manufacturing and supply partners, including vendors located in jurisdictions presenting an increased risk of bribery and corruption, exposes us to legal, reputational and supply chain risk through the potential for violations of federal and international anti-corruption law.

We derive a significant portion of our merchandise for our owned brands from third-party manufacturing and supply partners in foreign countries and territories, including countries and territories perceived to carry an increased risk of corrupt business practices. The U.S. Foreign Corrupt Practices Act ("FCPA") prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. Likewise, the SEC, the U.S. Department of Justice, OFAC, the U.S. Department of State, as well as other foreign regulatory authorities continue to enforce economic and trade regulations and anti- corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories as well as specially targeted individuals and entities that are identified on U.S. and other government blacklists, and those owned by them or those acting on their behalf. Notwithstanding our efforts to conduct our operations in material compliance with these regulations, our international vendors could be determined to be our "representatives" under the FCPA, which could expose us to potential liability for the actions of these vendors under the FCPA. If we or our vendors were determined to have violated OFAC regulations, the FCPA, the U.K. Bribery Act of 2010 or any of the anti-corruption and anti-bribery laws in the countries and territories where we and our vendors do business, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting certain business and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, the costs we may incur in defending against any anti-corruption investigations stemming from our or our vendors' actions could be significant. Moreover, any actual or alleged corruption in our supply chain could carry significant reputational harms, including negative publicity, loss of goodwill and decline in share price.

Risks Relating to Our Intellectual Property Rights and Our Technology

We rely significantly on information technology. Any inadequacy, interruption, integration failure or security failure of this technology could harm our ability to effectively operate our business.

Our ability to effectively manage and operate our business depends significantly on information technology systems. We rely heavily on information technology to enable, track and facilitate sales and inventory and manage our supply chain. We are also dependent on information technology, including the internet, for our direct-to-consumer sales, including our eCommerce operations and retail business credit card transaction authorization. Despite our preventative efforts, our systems and those of our third-party service providers may be vulnerable to damage, failure or interruption due to viruses, data security incidents, technical malfunctions, natural disasters or other causes, or in connection with upgrades to our system or the implementation of new systems. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, difficulty in integrating new systems or systems of acquired businesses or a breach in security of these systems could adversely impact the operations of our business, including our reputation, management of inventory, ordering and replenishment of products, manufacturing and distribution of products, eCommerce operations, retail business credit card transaction authorization and processing, corporate email communications and our interaction with the public on social media.

A security breach or other disruption to our information technology systems could result in the loss, theft, misuse, unauthorized disclosure or unauthorized access of customer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with customers, suppliers or employees, expose us to litigation or regulatory proceedings or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations.

Our business involves the storage and transmission of a significant amount of personal, confidential, or sensitive information, including the personal information of our customers, credit card information, the personal information of our employees, information relating to customer preferences and our proprietary financial, operational and strategic information. The protection of this information is vitally important to us as the loss, theft, misuse, unauthorized disclosure or unauthorized access of such information could lead to significant reputational or competitive harm, result in litigation involving us or our business partners, expose us to regulatory proceedings and cause us to incur substantial liabilities, fines, penalties or expenses. As a result, we believe our future success and growth depends, in part, on the ability of our key business processes and systems, including our information technology and global communication systems, to prevent the theft, loss, misuse, unauthorized disclosure or unauthorized access of this personal, confidential and sensitive information, and to respond quickly and effectively if data security incidents do occur. As with many businesses, we are subject to numerous data privacy and security risks, which may prevent us from maintaining the privacy of this information, result in the disruption of our business and require us to expend significant resources attempting to secure and protect such information and respond to incidents, any of which could materially adversely affect our business, financial condition or results of operations.

The frequency, intensity, and sophistication of cyber-attacks, ransom-ware attacks and other data security incidents has significantly increased in recent years. As with many other businesses, we have experienced, and are continually at risk of being subject to, attacks and incidents, although none have had a material adverse impact on our financial condition or results of operations. Due to the increased risk of these types of attacks and incidents, we expend significant resources on information technology and data security tools, measures and processes designed to protect our information technology systems, as well as the personal, confidential or sensitive information stored on or transmitted through those systems, and to ensure an effective response to any cyber-attack or data security incident. Whether or not these measures are ultimately successful, these expenditures could have an adverse impact on our financial condition and results of operations and divert management's attention from pursuing our strategic objectives.

In addition, although we take the security of our information technology systems seriously, there can be no assurance that the security measures we employ will effectively prevent unauthorized persons from obtaining access to our systems and information. Despite the implementation of reasonable security measures by us and our third-party providers, our systems and information are susceptible to physical or electronic break-ins, security breaches from inadvertent or intentional actions of our employees, third-party service providers, contractors, consultants, business partners or other third parties, from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information) or other data security incidents. These risks may be exacerbated in the remote work environment. In addition, because the techniques used to obtain unauthorized access to information technology systems are constantly evolving and becoming more sophisticated, they may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies, we may be unable to anticipate these techniques or implement adequate preventive measures in response.

Cyber-attacks or data security incidents could remain undetected for an extended period, which could potentially result in significant harm to our systems, as well as unauthorized access to the information stored on and transmitted by our systems. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, while we have implemented security measures to protect our systems, our efforts to address these problems may not be successful. Further, despite our security efforts and training, our employees may purposefully or inadvertently cause security breaches that could harm our systems or result in the unauthorized disclosure of or access to information. Any measures we do take to prevent security breaches, whether caused by employees or third parties, have the potential to limit our ability to complete sales or ship products to our customers, harm relationships with our suppliers or restrict our ability to meet our customers' expectations with respect to their online or retail shopping experience.

A cyber-attack or other data security incident could result in the significant and protracted disruption of our business such that:

- critical business systems become inoperable or require a significant amount of time or cost to restore;
- key personnel are unable to perform their duties, communicate with employees, customers or third-party partners;
- it results in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of customer, supplier or company information;
- we are prevented from accessing information necessary to conduct our business;
- we are required to make unanticipated investments in equipment, technology or security measures;
- customers cannot access our eCommerce websites, and customer orders may not be received or fulfilled;
- we become subject to return fraud schemes, reselling schemes and imposter sites schemes; or
- we become subject to other unanticipated liabilities, costs or claims.

If any of these events were to occur, it could have a material adverse effect on our financial condition and results of operations and result in harm to our reputation.

In addition, if a cyber-attack or other data incident results in the loss, theft, misuse, unauthorized disclosure or unauthorized access of personal, confidential or sensitive information belonging to our customers, suppliers, or employees, it could put us at a competitive disadvantage, result in the deterioration of our customers' confidence in our brands, cause our suppliers to reconsider their relationship with our company or impose more onerous contractual provisions and subject us to potential litigation, liability, fines and penalties. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of the losses and costs associated with cyber-attacks and data incidents, such insurance coverage may be insufficient to cover all losses and would not, in any event, remedy damage to our reputation. In addition, we may face difficulties in recovering any losses from our provider and any losses we recover may be lower than we initially expect.

We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. The services provided by these third parties are subject to the same risk of outages, other failures and security breaches described above. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees, customers and business associates may be improperly accessed, used or disclosed. In addition, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any loss or interruption to our systems or the services provided by third parties would adversely affect our business, financial condition and results of operations.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our customers specifically, have increased significantly in recent years, and we expect this trend to continue. To optimize the mobile shopping experience, we are dependent on our customers downloading our specific mobile applications for their particular device or accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices, if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, such as those of Apple or Google, if our applications receive unfavorable treatment compared to competing applications, such as the order of our products in the Apple App Store, or if we face increased costs to distribute or have customers use our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be materially and adversely affected.

If the use of "cookie" tracking technologies is further restricted, regulated or blocked, or if changes in technology cause cookies to become less reliable or acceptable as a means of tracking consumer behavior, the amount or accuracy of internet user information we collect would decrease, which could harm our business and operating results.

Cookies are small data files that are sent by websites and stored locally on an internet user's computer or mobile device. We, and third parties who work on our behalf, collect data via cookies that are used to track the behavior of visitors to our sites, provide a more personal and interactive experience and increase the effectiveness of our marketing. However, internet users can easily disable, delete and block cookies directly through browser settings or through other software, browser extensions or hardware platforms that physically block cookies from being created and stored.

Privacy regulations and policies by device operating systems, such as iOS or Android, restrict how we deploy our cookies and this could potentially increase the number of internet users that choose to proactively disable cookies on their systems. In the EU, the Directive on Privacy and Electronic Communications requires users to give their consent before cookie data can be stored on their local computer or mobile device. Users can decide to opt out of nearly all cookie data creation, which could negatively impact our operating results. We may have to develop alternative systems to determine our consumers' behavior, customize their online experience or efficiently market to them if consumers block cookies or regulations introduce additional barriers to collecting cookie data.

Third parties may claim that we are infringing, misappropriating or otherwise violating their intellectual property rights or those of others. Intellectual property-related litigation and proceedings are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations. Intellectual property-related claims could also cause us to lose access to third-party service providers that we rely upon in the conduct of our business.

Our commercial success depends on our avoiding infringement, misappropriation or other violations of the intellectual property rights of third parties. We have in the past been, are currently and may in the future be subject to claims that some of our products are infringing, misappropriating or otherwise violating the trademarks, copyrights, patents or other intellectual property rights of third parties, which could be costly to defend and require us to pay damages. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties, including non-practicing entities with no relevant product revenue, and, therefore, our own intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. Additionally, some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Moreover, bringing or defending any such claim, regardless of merit, and whether successful or unsuccessful, could be expensive and time-consuming and have a negative effect on our business, reputation, results of operations and financial condition. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. Furthermore, an adverse outcome of a dispute may result in an injunction requiring us to cease the commercialization of our products and could require us to pay substantial monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property rights.

Our liability insurance may not cover potential claims of this type adequately or at all. Further, we may be unable to successfully resolve these type of conflicts to our satisfaction and may be required to enter into costly license agreements, if available, pay significant royalty, settlements costs or damages or rebrand our products or be prevented from selling some of our products. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable or unwilling to uphold its contractual obligations. In addition, we may have to seek a license to continue practices found to be in violation of a third-party's rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis, such that third parties, including our competitors, could have access to use the same intellectual property to compete with us. We may also have to redesign our products so they do not infringe, misappropriate or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our products may not be available for commercialization or use. Such outcomes would increase our operating expenses, and if we cannot redesign our products in a non-infringing manner or obtain a license for any allegedly infringing aspect of our business, we may be forced to limit our product offerings, which could decrease our sales, reduce our operating margins and adversely affect our ability to compete effectively.

Additionally, such claims could result in third parties removing our allegedly infringed intellectual property, even if we are ultimately successful on the merit of the claims, in order to be shielded from legal liability under the Digital Millennium Copyright Act ("DMCA"). DMCA is intended, in part, to limit the liability of eligible service providers for caching, hosting or linking to, user content that include materials that infringe copyrights or other rights of others. Third parties that we rely upon in the operation of our business, including Shopify, our eCommerce and payments platform, rely on the protections provided by the DMCA in conducting their business. To protect their entitlement to the benefits of these protections, third parties, such as Shopify, have in the past threatened to deny us access to their services, and it is possible such third parties could deny us access to their services if we are alleged to infringe on the intellectual property rights of others, whether such claims are founded or unfounded, and the loss of such access could materially adversely affect our business. The loss of services of any third party that we rely on could adversely impact our ability to carry on business and could have a material adverse effect on our business, financial condition and results of operations. We could also be adversely impacted by future legislation and future judicial decisions altering the safe harbors of the DMCA or if international jurisdictions refuse to apply similar protections.

Failure to adequately establish, maintain, protect and enforce our intellectual property or proprietary rights, or prevent third parties from making unauthorized use of such rights, such as by counterfeiting of our products, could reduce sales and adversely affect the value of our brands.

Our intellectual property is an essential asset of our business. Our business could be significantly harmed if we are not able to establish, maintain, protect and enforce our intellectual property rights. We believe our competitive position is largely attributable to the value of our trademarks, trade dress, trade names, trade secrets, copyrights and other intellectual property rights. For example, we rely on trademark protection to protect our rights to various marks as well as distinctive logos and other marks associated with our products and services. If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Effective trademark protection may not be available or may not be sought in every country in which our products are made available, and contractual disputes may affect the use of marks governed by private contract. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Further, at times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Similarly, not every variation of a domain name may be available or be registered, even if available. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands using our various domain names, as well as impede our ability to effectively compete against competitors, any of which could materially adversely affect our business, financial condition and results of operations. We also rely on agreements under which we contract to own, or license rights to use, intellectual property developed by employees, contractors and other third parties. In addition, while we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design or manufacture of our products.

Similarly, while we seek to enter into agreements with all of our employees who develop intellectual property during their employment to assign the rights in such intellectual property to us, we may fail to enter into such agreements with all relevant employees, such agreements may be breached or may not be self-executing, and we may be subject to claims that such employees misappropriated relevant rights from their previous employers. Accordingly, we cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement, misappropriation or other violations of our intellectual property rights, that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or claim rights to, or that third parties will not terminate our license rights. Furthermore, even if we are able to obtain and maintain any intellectual property rights, any such rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Any challenge to our intellectual property rights could result in our intellectual property rights being narrowed in scope or declared invalid or unenforceable. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete.

Although we take aggressive legal and other actions to pursue those who infringe on our intellectual property rights, we cannot guarantee that the actions we take will be adequate to protect our brands in the future, especially because some countries' laws do not protect intellectual property rights to the same extent as U.S. and Australian laws. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which we operate. Policing unauthorized use of our intellectual property may also be difficult, expensive, and time-consuming, particularly in such foreign countries where mechanisms for enforcement of intellectual property rights may be weak. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights, or pursue all counterfeiters who may seek to benefit from our brands. Furthermore, intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If we fail to adequately protect our intellectual property rights, it would allow our competitors to sell products that are similar to and directly competitive with our products, which could reduce sales of our products. In addition, any intellectual property lawsuits in which we are involved could cost a significant amount of time and money and distract management's attention from operating our business, which may negatively impact our business and results of operations.

The success of our brands has also made us the target of counterfeiting and product imitation strategies. We continue to be vulnerable to such infringements despite our dedication of significant resources to the registration and protection of our intellectual property and to anti-counterfeiting efforts worldwide. If we fail to prevent counterfeiting or imitation of our products, we could lose opportunities to sell our products to consumers who may instead purchase a counterfeit or imitation product. In addition, if our products are associated with inferior products due to infringement by others of our intellectual property, it could adversely affect the value of our brands and trademarks or trade names.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor for infringement and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets, which could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Any court decision or settlement that prevents trademark protection of our brands, that allows a third-party to continue to sell products similar to our products, or that allows a manufacturer or distributor to continue to sell counterfeit versions of our products, could lead to intensified competition and a material reduction in our sales.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), gift cards, direct debit from a customer's bank account, consumer invoicing and physical bank check. For existing and future payment options we offer to our customers, we currently are subject to, and may become subject to additional, regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payments products), as well as fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide certain payment methods and payment processing services, including the processing of credit cards, debit cards, electronic checks, cryptocurrencies, and promotional financing. In each case, it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. Failure to comply with these rules or requirements could result in our being liable for card issuing banks' costs, subject to fines and higher transaction fees, and loss of our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected.

Additionally, we have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase, merchant fraud and customers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. Although we have measures in place to detect and reduce the occurrence of fraudulent activity in our marketplace, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our operating results.

In addition, we provide regulated services in certain jurisdictions because we enable customers to keep account balances with us and transfer money to third parties, and because we provide services to third parties to facilitate payments on their behalf. Jurisdictions subject us to requirements for licensing, regulatory inspection, bonding and capital maintenance, the use, handling, and segregation of transferred funds, consumer disclosures, maintaining or processing data, and authentication. We are also subject to or voluntarily comply with a number of other laws and regulations relating to payments, money laundering, international money transfers, privacy, data protection, data security, network security, consumer protection, and electronic fund transfers. If we were found to be in violation of applicable laws or regulations, we could be subject to additional requirements and civil and criminal penalties, or forced to cease providing certain services.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our sites, transaction-processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

If the facilities where the computer and communications hardware are located fail, or if our partners suffer an interruption or degradation of services at our main facility, we could lose customer data and miss order fulfillment deadlines, which could harm our business. Our partners' systems and operations are vulnerable to damage or interruption from a variety of sources, including fire, flood, power loss, telecommunications or network failure, system malfunction, terrorist attacks, cyber-attacks, data loss, acts of war, break-ins, earthquakes and other natural disasters and similar events. In the event of a failure of our main facility, the failover to our back-up facility could take substantial time, during which time our sites could be completely shut down. Our partners' back-up facilities are designed to support transaction volume at a level slightly above our average daily sales, but are not adequate to support spikes in demand. The back-up facilities may not process effectively during time of higher traffic to our sites, may process transactions more slowly and may not support all of our sites' functionality.

We rely on our partners who use complex custom-built proprietary software in our technology infrastructure, which they seek to continually update and improve. Our partners may not always be successful in executing these upgrades and improvements, and the operation of our systems may be subject to failure. In particular, our partners have in the past and may in the future experience slowdowns or interruptions in some or all of our sites when they are updating them, and new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Additionally, if our partners expand their use of third-party services, including cloud-based services, our technology infrastructure may be subject to increased risk of slowdown or interruption as a result of integration with such services and/or failures by such third parties, which are out of our and their control. Our net sales depend on the number of visitors who shop on our sites and the volume of orders we can handle. Unavailability of our sites or reduced order fulfillment performance would reduce the volume of goods sold and could also materially adversely affect consumer perception of our brand. Our partners may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our partners' technology platforms and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our sites or the number of orders placed by customers, our partners will be required to further expand, scale and upgrade their technology, transaction processing systems and network infrastructure. There can be no assurance that our partners will be able to accurately project the rate or timing of increases, if any, in the use of our sites or expand, scale and upgrade our technology, systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, our partners must continue to enhance and improve the responsiveness, functionality and features of our sites, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the eCommerce industry. Accordingly, our partners redesign and enhance various functions on our sites on a regular basis, and we may experience instability and performance issues as a result of these changes. Any slowdown or failure of our sites and the underlying technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially adversely affect our results of operations and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

Risks Relating to our Indebtedness

Any indebtedness we may incur in the future could adversely affect our business and growth prospects.

We entered into a credit facility concurrently with the completion of our initial public offering ("IPO") in 2021. Any indebtedness we may incur under our credit facility, or any other indebtedness we may incur in the future, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our credit facility, or any future credit facility or other indebtedness we may enter into, may have important consequences, including:

- limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;
- limiting our ability to incur additional indebtedness;
- limiting our ability to capitalize on significant business opportunities;
- making us more vulnerable to rising interest rates; and
- making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations. Further, our existing credit facility contains, and any future credit facility will likely contain, customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business and other factors beyond our control.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantially more indebtedness or make certain restricted payments, which could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur significant additional indebtedness in the future. Although the financing documents that govern our credit facility contain restrictions on the incurrence of additional indebtedness and liens, these restrictions are subject to a number of important qualifications and exceptions, and the additional indebtedness and liens incurred in compliance with these restrictions could be substantial.

The financing documents that govern our credit facility permit us to incur certain additional indebtedness, including liabilities that do not constitute indebtedness as may be defined in such financing documents. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. In addition, the financing documents that govern our credit facility do not restrict Excelerate, L.P., our principal stockholder, from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in the financing documents governing our credit facility. If additional new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on the our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, implement cost reductions, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents that govern our credit facility include certain restrictions on our ability to conduct asset sales and/or use the proceeds from asset sales for general corporate purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the financing documents that govern our credit facility restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The financing documents that govern our credit facility contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

- incur additional indebtedness or other contingent obligations;

- create or incur liens;

- make investments, acquisitions, loans and advances;

- wind up, consolidate, merge, liquidate or dissolve;

- sell, lease, transfer or otherwise dispose of our assets, including capital stock of our subsidiaries;

- pay dividends on our equity interests or make other payments in respect of capital stock;

- engage in transactions with our affiliates;

- make payments in respect of indebtedness secured on a junior lien basis, unsecured indebtedness and subordinated debt;

- modify organizational documents in a manner that is materially adverse to the lenders under the new credit facility;

- enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

- materially alter the business we conduct; and

- change our fiscal year.

The restrictive covenants in the financing documents governing our credit facility, which include certain provisions that are not precisely defined and are subject to interpretation, require us to maintain specified financial ratios and satisfy other financial condition tests. We were in compliance with all debt covenants as of December 31, 2023, and expect to be in compliance beyond 12 months, although our ability to meet those financial ratios and tests can be affected by the interpretation of certain provisions in the financing documents, macro-economic conditions and the seasonality of our business, which is more concentrated in the third and fourth fiscal quarters.

A breach of the covenants or restrictions under the financing documents that govern our credit facility could result in an event of default under such documents. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may:

- be limited in how we conduct our business;

- be unable to raise additional debt or equity financing to operate during general economic conditions;

- experience business downturns; or

- be unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

We may be unable to refinance our indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, you may experience significant dilution of your ownership interests. If we raise additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

- invest in our business and continue to expand our sales and marketing efforts;
- hire, train and retain employees;
- respond to competitive pressures or unanticipated working capital requirements; or
- pursue acquisition opportunities, including new brands, the inability of which could adversely impact the execution of our growth strategy.

Risks Relating to Ownership of Our Common Stock

Summit controls us, and its interests may conflict with ours or yours in the future.

As of March 5, 2024, Summit Partners LP ("Summit") beneficially owned approximately 57.6% of our common stock which means that, based on its percentage voting power, Summit controls the vote of all matters submitted to a vote of our Board or stockholders, which enables it to control the election of the members of the Board and all other corporate decisions. In addition, our bylaws provide that Summit has the right to designate the Chairman of the Board for so long as it beneficially owns at least 30% of the voting power of the then outstanding shares of our common stock then entitled to vote generally in the election of directors. Even when it ceases to own shares of our common stock representing a majority of the total voting power, for so long as it continues to own a significant portion of our common stock, Summit will still be able to significantly influence the composition of our Board, including the right to designate the Chairman of our Board, and the approval of actions requiring stockholder approval. Accordingly, for such period of time, Summit will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and decisions on whether to amend our certificate of incorporation and bylaws, which govern the rights attached to our common stock. In particular, for so long as Summit continues to own a significant percentage of our common stock, Summit will be able to cause or prevent a change of control of us or a change in the composition of our Board, including the selection of the Chairman of our Board, and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

We entered into a Director Nomination Agreement with Summit that provides Summit the right to designate the following number of nominees for election to our Board: (i) all of the nominees for election to our Board for so long as Summit beneficially owns at least 40% of the total number of shares of our common stock outstanding upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or similar changes in the Company's capitalization (the "Original Amount"); (ii) a majority of the nominees for election to our Board for so long as Summit beneficially owns less than 40% but at least 30% of the Original Amount; (iii) 30% of the nominees for election to our Board for so long as Summit beneficially owns less than 30% but at least 20% of the Original Amount; (iv) 20% of the nominees for election to our Board for so long as Summit beneficially owns less than 20% but at least 10% of the Original Amount; and (v) one of the nominees for election to our Board for so long as Summit beneficially owns at least 5% of the Original Amount, which could result in representation on our Board that is disproportionate to Summit's beneficial ownership.

Summit and its affiliates engage in a broad spectrum of activities, including investments in the services industry generally. In the ordinary course of their business activities, Summit and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation provides that none of Summit, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Summit also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Summit may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

An active trading market for our common stock may not be sustained.

Although we have listed our common stock on the NYSE under the symbol "AKA," an active trading market for our shares may not be sustained. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to continue would likely have a material adverse effect on the value of our common stock. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our stock price has been volatile, and the market price of our common stock may drop below the price you pay.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, has subjected the market price of our shares to wide price fluctuations regardless of our operating performance. The market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under "—Risks Relating to Our Business and Strategy" and the following:

- changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

- downgrades by any securities analysts who follow our common stock or publications of these analysts of inaccurate or unfavorable research about our business;

- future sales of our common stock by our officers, directors and significant stockholders;

- market conditions or trends in our industry or the economy as a whole;

- investors' perceptions of our prospects;

- announcements by us of significant contracts, acquisitions, joint ventures or capital commitments; and

- changes in key personnel.

In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If we fail to maintain compliance with the NYSE's continued listing standards, the NYSE may delist our common stock, which could materially and adversely affect our company, the market price of our common stock and your ability to sell your shares of our common stock.

Our common stock is currently listed on the NYSE. To maintain this listing, we must satisfy continued listing requirements and standards. There can be no assurances that we will be able to continue to comply with the applicable listing requirements and standards. For example, in April 2023, the NYSE informed us that the average closing price of our common stock over the prior consecutive 30 trading-day period was below $1.00, which is the minimum average closing price required to maintain listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual. In accordance with the NYSE's listing rules, we were afforded a period of six months, or until October 12, 2023 (the "Cure Period"), to regain compliance with the minimum price requirement. In order to regain compliance, the closing share price of our common stock on the last trading day of any calendar month during the Cure Period had to be at least $1.00 and the average closing share price over the 30 trading-day period ending on the last trading day of that month had to be at least $1.00.

On September 29, 2023, we executed a Reverse Stock Split of our common stock at a ratio of one-for-12. As a result of the Reverse Stock Split, we received notification from the NYSE on October 12, 2023, that we had regained compliance with its minimum price requirement and the matter was closed.

If we are unable to satisfy the NYSE criteria for continued listing in the future, including the minimum price requirement, our common stock would be subject to delisting again. The delisting of our common stock could materially and adversely affect us by, among other things, reducing the liquidity and market price of our common stock; reducing the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to raise equity financing; decreasing the amount of news and analyst coverage of us; and limiting our ability to issue additional securities or obtain additional financing in the future. In addition, delisting from the NYSE may negatively impact our reputation and, consequently, our business.

We cannot assure you that our Reverse Stock Split will increase our stock price, marketability or our liquidity.

We cannot predict the long-term effect of the Reverse Stock Split upon the market price for shares of our common stock, and the history of similar Reverse Stock Splits for companies in like circumstances has varied. Some investors may view a reverse stock split negatively. We cannot assure you that our common stock will be more attractive to institutional or other long-term investors or that it will attract brokers and investors who trade in lower-priced stocks. Even if the Reverse Stock Split has a positive effect on the market price for shares of our common stock, the market price and liquidity of our common stock may decrease due to other factors, including our future performance, economic conditions and other factors, some of which may not be under our control. The percentage market price decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Reverse Stock Split. The total market capitalization of our common stock initially declined following the Reverse Stock Split and could decline in the future. Accordingly, the Reverse Stock Split may not achieve the desired results of increasing the stock price, marketability and liquidity of our common stock, which could materially adversely affect our business, financial condition and results of operations.

We are obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. If we fail to remediate our material weaknesses or if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations, or prevent fraud. Failure to comply with requirements to design, implement and maintain effective internal controls or any inability to report and file our financial results accurately and timely could harm our business and adversely impact investor confidence in us and, as a result, our stock price.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the Securities and Exchange Commission ("SEC").

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act ("SOX"), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of this Annual Report on Form 10-K. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX until the date we are no longer an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

As previously disclosed, we have two unremediated material weaknesses in the design and operation of our internal control over financial reporting initially identified in connection with the preparation of our financial statements for the fiscal years ended December 31, 2020 and 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. Our evaluation was based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Internal Control — Integrated Framework (2013).

The material weaknesses identified by management related to the following:

- We have not sufficiently designed, implemented and documented internal controls at the entity level and across the key business and financial processes to allow us to achieve complete, accurate and timely financial reporting.
- We have not designed and implemented controls to maintain appropriate segregation of duties in our manual and IT-based business processes.

Since identifying these material weaknesses, we have been, and are currently in the process of, remediating each of them. While progress has been made to remediate both of the material weaknesses above, as of December 31, 2023, we were still in the process of developing and implementing enhanced processes and procedures and testing the operating effectiveness of these enhanced controls. We provided process and controls training and have incorporated ongoing training and monitoring as part of our overall control environment. We implemented and continue to implement control improvements and have focused on the increased operational effectiveness of our controls. We selected an enterprise resource planning system, hired an implementation partner and are in the process of implementation which will provide improvements to our IT-dependent and application controls to help prevent and detect errors, enforce segregation of duties and strengthen controls around manual journal entries. We believe our actions will be effective in remediating the material weaknesses, and we continue to devote significant time and attention to these efforts. In addition, the material weaknesses will not be considered remediated until the applicable remedial processes and procedures have been in place for a sufficient period of time and management has concluded, through testing, that these controls are effective. Although we plan to complete the remediation process as quickly as possible for each material weakness, we cannot at this time estimate when the remediation will be completed.

We cannot assure you that the measures that we have taken, and that will be taken, to remediate our material weaknesses will, in fact, remedy the material weaknesses or will be sufficient to prevent future material weaknesses from occurring. We also cannot assure you that we have identified all of our existing material weaknesses. In addition, prior acquisitions, such as the Culture Kings acquisition, and future acquisitions may present challenges in implementing appropriate and effective internal controls. Any future material weaknesses in internal control over financial reporting could result in material misstatements in our financial statements.

Remediating material weaknesses will absorb management time and will require us to incur additional expenses, which could have a negative effect on the trading price of our shares. In order to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Developing, implementing and testing changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management's attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.

It is possible that, had we and our independent registered public accounting firm performed a formal assessment of the effectiveness of our internal control over financial reporting in accordance with the provisions of SOX, additional material weaknesses may have been identified.

If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of SOX, investors may lose confidence in our reported financial information, the price of our common stock could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of SOX, we may not be able to remain listed on the NYSE.

The requirements of being a public company with common stock listed on the NYSE will continue to increase certain of our costs and require significant management focus.

As a public company, we incur legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and SOX, the listing requirements of NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company."

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management's time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and could have a material adversely effect on our business, financial condition and results of operations.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Certain holders of approximately 9,791,387 shares of our common stock have the right to require us to register the sales of their shares under the Securities Act of 1933, as amended (the "Securities Act"), under the terms of a registration right agreement between us and the holders of these securities.

In the future, we may also issue our securities in connection with acquisitions or investments. The amount of shares of our common stock issued in connection with an acquisition or investment could constitute a material portion of our then-outstanding shares of our common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including disclosure about our executive compensation that apply to other public companies.

We are an "emerging growth company," as defined in the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404(b) of SOX, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (3) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. If we choose not to comply with the auditor attestation requirements of Section 404 of SOX, our auditors will not be required to attest to the effectiveness of our internal controls over financial reporting. As a result, investors may become less comfortable with the effectiveness of our internal controls and the risk that material weaknesses or other deficiencies in our internal control go undetected may increase. If we choose to provide reduced disclosures in our periodic reports and proxy statements while we are an emerging growth company, investors would have access to less information and analysis about our executive compensation, which may make it difficult for investors to evaluate our executive compensation practices. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions and as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an "emerging growth company" until 2026 or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (c) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three- year period.

We are a "controlled company" within the meaning of the rules of the NYSE and, as a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

Summit controls a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of our Board consist of independent directors;
- the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;
- the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We rely on these exemptions. As a result, our Compensation Committee and Nominating and Corporate Governance Committee may not consist entirely of independent directors and may not subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Anti-takeover provisions in our certificate of incorporation documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

In addition to Summit's beneficial ownership of 57.6% of our common stock as of March 5, 2024, our certificate of incorporation and bylaws contain provisions that may make the acquisition of the Company more difficult without the approval of our board of directors. These provisions:

- authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting and special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;
- prohibit stockholder action by written consent at any time when Summit controls, in the aggregate, less than 35% in voting power of our outstanding common stock;
- provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;
- establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; provided, however, at any time when Summit controls, in the aggregate, at least 10% in voting power of our outstanding common stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to Summit;
- establish a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new board of directors at an annual meeting;
- provide that, at any time when Summit controls, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

- prohibit stockholders from calling special meetings of stockholders; provided, however, at any time when Summit controls, in the aggregate, at least 35% in voting power of our outstanding common stock, special meetings of our stockholders shall also be called by our Board or the Chairman of our Board at the written request of Summit; and

- require the approval of holders of at least 66 2/3% of the outstanding shares of our voting common stock to amend certain provisions of our certificate of incorporation and for stockholders to amend our bylaws.

Our certificate of incorporation also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law (the "DGCL"), and prevents us from engaging in a business combination with a person (excluding Summit and its transferees) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Any issuance of preferred stock could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our board of directors has the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our common stock.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action", will not apply to suits to enforce a duty or liability created by Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation also provided that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum and to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our certificate of incorporation provides that neither the exclusive forum provision nor our federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Our certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows, and prospects and result in a diversion of the time and resources of our employees, management, and board of directors.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including those under our senior secured credit facility, any potential indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase our common stock, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur.

If securities or industry analysts cease to publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our results of operations do not meet their expectations, the price of our common stock and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of our common stock or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our common stock, or if our results of operations do not meet their expectations, the price of our common stock could decline.

We are a holding company and conduct all of our operations through our subsidiaries.

We are a holding company and derive all of our operating income from our subsidiaries. All of our assets are held by our direct and indirect subsidiaries. We rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service obligations. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), the terms of existing and future indebtedness and other agreements of our subsidiaries and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity represents a critical component of the Company's overall approach to risk management. The Company's cybersecurity policies, standards and practices are fully integrated into the Company's enterprise risk management ("ERM") approach, and cybersecurity risks are among the core enterprise risks that are subject to oversight by the Company's Board of Directors (the "Board"). The Company's cybersecurity policies, standards and practices follow recognized frameworks established by the National Institute of Standards and Technology ("NIST"). The Company generally approaches cybersecurity threats through a cross-functional, multilayered approach, with specific the goals of: (i) identifying, preventing and mitigating cybersecurity threats to the Company; (ii) preserving the confidentiality, security and availability of the information that we collect and store to use in our business; (iii) protecting the Company's intellectual property; (iv) maintaining the confidence of our customers, clients and business partners; and (v) providing appropriate public disclosure of cybersecurity risks and incidents when required.

Risk Management and Strategy

Consistent with overall ERM policies and practices, the Company's cybersecurity program focuses on the following areas:

- **Vigilance:** The Company maintains a global presence, with cybersecurity threat operations functioning 24/7 with the specific goal of identifying, preventing and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with our established incident response and recovery plans.

- **Systems Safeguards:** The Company deploys systems safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through ongoing vulnerability assessments and cybersecurity threat intelligence.

- **Collaboration:** The Company utilizes collaboration mechanisms established with public and private entities, including intelligence and enforcement agencies, industry groups and third-party service providers, to identify, assess and respond to cybersecurity risks.

- **Third-Party Risk Management:** The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- **Training:** The Company provides periodic mandatory training for personnel regarding cybersecurity threats, which reinforces the Company's information security policies, standards and practices, and such training is scaled to reflect the roles, responsibilities and information systems access of such personnel.

- **Incident Response and Recovery Planning:** The Company has established and maintains comprehensive incident response and recovery plans that fully address the Company's response to a cybersecurity incident and the recovery from a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

- **Communication, Coordination and Disclosure:** The Company utilizes a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from the Company's technology, operations, legal, risk management, internal audit and other key business functions, as well as the members of the Board and the Audit Committee of the Board in an ongoing dialogue regarding cybersecurity threats and incidents, while also implementing controls and procedures for the escalation of cybersecurity incidents pursuant to established thresholds so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner.

- **Governance:** The Board's oversight of cybersecurity risk management is supported by the Audit Committee, which regularly interacts with the company's ERM function and the Company's Chief Information Security Officer.

A key part of the Company's strategy for managing risks from cybersecurity threats is the ongoing assessment and testing of the Company's processes and practices through auditing, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee and the Board, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by the assessments, audits and reviews.

Governance

The Board, in coordination with the Audit Committee, oversees the management of risks from cybersecurity threats, including the policies, standards, processes and practices that the Company's management implements to address risks from cybersecurity threats. The Board and the Audit Committee each receive regular presentations and reports on cybersecurity risks, which address a wide range of topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the Company's peers and third parties. The Board and the Audit Committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding such incident until it has been addressed. At least once each year, the Board and the Audit Committee discuss the Company's approach to cybersecurity risk management with the Company's Chief Information Security Officer.

The Company's Chief Information Security Officer reports to the Company's Chief Information Officer who is the member of the Company's management that is principally responsible for overseeing the Company's cybersecurity risk management program, in partnership with other business leaders across the Company. The Chief Information Security Officer works in coordination with Company management. The Company's Chief Information Security Officer has served in various roles in information technology and information security for 25 years, including several Fortune 500 companies as a consultant specializing in risk management and security architecture, VP of Engineering for a payment solutions provider and security principal for an international telecommunications company in the Fortune 100, and has held many of the information security industry's most advanced certifications including ISC2's CISM (Chief Information Security Manager) and CISSP (Chief Information Security Professional), as well as an early adopter of the Cloud Security Alliance's CCSK (Certificate of Cloud Security Knowledge). The Company's Chief Information Officer has served in various roles in information technology for 21 years.

The Company's Chief Information Security Officer, in coordination with Company management, works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents. To facilitate the success of this program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with the Company's incident response and recovery plans. The Chief Information Security Officer and Company management monitor the prevention, detection, mitigation and remediation of cybersecurity incidents in real time, and report such incidents to the Audit Committee when appropriate.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to affect the Company, including its business strategy, results of operations, or financial condition.

ITEM 2. PROPERTIES

We lease two offices in Los Angeles, California, one office in Costa Mesa, California, three offices in Queensland, Australia, and our corporate headquarters is located at 100 Montgomery Street, Suite 2270, San Francisco, California 94104 (approximately 3,690 square feet). We lease and operate three distribution centers in Australia, but use third parties for distribution in the United States. The three distribution centers have lease terms expiring from September 2024 to December 2026. All of our leased properties have sufficient renewal periods. Culture Kings leases and operates eight physical retail stores in Australia, one in New Zealand and one in the United States. The ten retail stores have lease terms expiring from January 2024 to January 2033. Princess Polly leases and operates one physical retail store in Los Angeles, California, with a lease term expiring in August 2028.

ITEM 3. LEGAL PROCEEDINGS

We are subject to legal proceedings which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these legal proceedings is not expected to have a material adverse impact on our financial position or results of operations and cash flows. While we currently believe that the ultimate outcome of such legal proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on our results of operations in the period in which the ruling occurs. The estimate of the potential impact from such legal proceedings on our financial position or results of operations could change in the future.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF SECURITIES

Market Information for Common Stock

Our common stock has traded on the NYSE under the symbol "AKA" since our initial public offering on September 22, 2021. Prior to that date, there was no public market for our common stock.

Stockholders of Record

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock. As of March 5, 2024, there were 11 stockholders of record of our common stock. The actual number of stockholders is greater than this number and includes stockholders whose shares are held in street name by brokers and other nominees, and stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the development and expansion of our business and do not expect to declare or pay any dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors considers relevant. Our future ability to pay cash dividends on our capital stock is limited by the terms of our senior secured credit facility and may be limited by any future debt instruments or preferred securities.

Issuer Purchases of Equity Securities

On May 25, 2023, the Company's board of directors approved a share repurchase program (the "Share Repurchase Program"), authorizing the Company to repurchase up to $2 million of shares of the Company's common stock. Subsequently, in 2023, the Company's board of directors approved an additional repurchase capacity under the Share Repurchase Program of $3.0 million of shares of the Company's common stock. The timing of any repurchases by the Company and the actual number of shares repurchased are at the Company's discretion, and, in deciding when to repurchase shares and the amount of shares to repurchase, the Company will consider available liquidity, general market and economic conditions, alternate uses for the capital and other factors. Share repurchases may be made from time to time through a Rule 10b5-1 trading plan, open market transactions, block trades or in private transactions in accordance with applicable securities laws and regulations and other legal requirements. The Share Repurchase Program may be suspended or discontinued at any time and has no expiration date. All repurchased shares under the Share Repurchase Program will be retired.

The following table sets forth our share repurchase activity, on a settlement date basis, for the three months ended December 31, 2023:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total number of shares purchased as part of a publicly announced plan or program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (millions)[2]
October 1, 2023 - October 31, 2023	76,325	$ 5.99	60,913	$ 3.7
November 1, 2023 - November 30, 2023	53,986	7.71	52,852	3.3
December 1, 2023 - December 31, 2023	44,850	9.74	43,005	2.9
Total	175,161		156,770	

[1] 18,391 of these shares represent shares of common stock surrendered by certain of our employees to satisfy their statutory minimum federal and state tax obligations associated with the vesting of restricted shares of common stock issued under the 2021 Employee Stock Purchase Plan. With respect to these surrendered shares, the price paid per share is based on the fair value at the time of surrender.

[2] Reflects the dollar value of shares that may yet be repurchased under the Share Repurchase Program announced on May 25, 2023. The Company's board of directors initially authorized the repurchase of an aggregate of $2.0 million of shares of common stock pursuant to the Share Repurchase Program. On December 18, 2023, the Company announced its board of directors approved an additional repurchase capacity under the Share Repurchase Program of $3.0 million of shares of the Company's common stock.

ITEM 6. [Reserved]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth in the sections captioned "Risk Factors" and "Forward-Looking Statements" and in other parts of this Annual Report on Form 10-K. Our fiscal year ends on December 31.

On September 29, 2023, we effected a one-for-12 reverse stock split of our common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, every twelve shares of our outstanding common stock was consolidated into one share. Accordingly, all per share values have been adjusted as necessary to reflect the Reverse Stock Split for all prior periods presented. Refer to Note 14, "Stockholders' Equity," in the notes to our consolidated financial statements included in this Annual Report on Form 10-K.

Overview

a.k.a. Brands is a portfolio of next-generation fashion brands for the next generation of consumers. We seek to leverage our industry expertise and operational synergies to accelerate our brands so they can grow faster, reach broader audiences, achieve greater scale and enhance their profitability. We believe we are disrupting the status quo and pioneering a new approach to fashion.

a.k.a. was founded with a focus on Millennial and Gen Z audiences who primarily find inspiration for fashion on social media. We have since built a portfolio of next-generation brands with distinct fashion offerings and consumer followings:

- In July 2018, we acquired Princess Polly, a fashion brand focusing on fun, trendy dresses, tops, shoes and accessories with slim fit, body-confident and trendy fashion designs. The brand targets a female customer between the ages of 15 and 25.

- In August 2019, we acquired Petal & Pup, a fashion brand offering an assortment of trendy, flattering and feminine styles and dresses for special occasions. The brand targets female customers typically in their twenties or thirties, with more than 70% of customers between the ages of 25 and 34.

- In March 2021, we acquired Culture Kings, an Australia-based premium online retailer of streetwear apparel, footwear, headwear and accessories. The brand targets male consumers between the ages of 18 and 35 who are fashion conscious, highly social and digitally focused.

- In October 2021, we acquired mnml, a Los Angeles-based streetwear brand that offers competitively priced, on-trend wardrobe staples. The brand targets male consumers between the ages of 18 and 35.

While we have owned Princess Polly and Petal & Pup from before 2020, information presented hereafter on an "across a.k.a. Brands" basis assumes we also owned Culture Kings for all periods presented. We also owned Rebdolls for all periods shown prior to March 2023, when we sold the brand back to its original owner.

Our annual financial results discussed below represent the consolidated results of Princess Polly and Petal & Pup for all years shown, the results of Rebdolls for all periods shown prior to March 2023, the results of Culture Kings' operations from the date of its acquisition on March 31, 2021, and the results of mnml's operations from the date of its acquisition on October 14, 2021.

Across a.k.a. Brands for 2023, we attracted over 3.7 million active customers, received approximately 6.8 million orders and had an average order value of $80.

Initial Public Offering

In September 2021, we completed an initial public offering (the "IPO"), in which we issued and sold 833,333 shares of newly authorized common stock for $132.00 per share for net proceeds of $95.7 million, after deducting underwriting discounts and commissions of $6.6 million, and offering costs of $7.7 million.

Goodwill Impairment

In August 2023, due to elevated interest rates and unfavorable demand in Australia, we reduced our earnings forecasts and expectations for the Culture Kings and Petal & Pup reporting units. This reduction was identified as a triggering event and a subsequent quantitative test concluded that the carrying value of the Culture Kings and Petal & Pup reporting units exceeded their fair values as of August 31, 2023. As a result, we recorded a non-cash goodwill impairment charge of $68.5 million during the third quarter of 2023. As of December 31, 2023, $11.3 million of goodwill related to Petal & Pup remained on our balance sheet, while the goodwill related to Culture Kings was fully impaired.

Key Operating and Financial Metrics

Operating Metrics

We use the following metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments and assess the near-term and longer-term performance of our business.

The following table sets forth our key operating metrics for each period presented.

	Year Ended December 31,					
(in millions, other than dollar figures)	**2023**		**2022**		**2021**	
Active customers		3.7		3.8		3.7
Active customers across a.k.a. Brands[1]		3.7		3.8		3.7
Average order value	$	80	$	82	$	86
Average order value across a.k.a. Brands[1]	$	80	$	82	$	87
Number of orders		6.8		7.4		6.5
Number of orders across a.k.a. Brands[1]		6.8		7.4		7.0

(1) Includes the impact of Culture Kings as if we had owned it for all periods presented.

Active Customers

We view the number of active customers as a key indicator of our growth, our value proposition, consumer awareness of our brand, and their desire to purchase our products. In any particular period, we determine our number of active customers by counting the total number of unique customer accounts who have made at least one purchase in the preceding 12-month period, measured from the last date of such period.

Average Order Value

We define average order value as net sales in a given period divided by the total orders placed in that period. Average order value may fluctuate as we expand into new categories or geographies or as our assortment changes.

Key Financial Metrics

The following table sets forth our key GAAP and non-GAAP financial metrics for each period presented:

	Year Ended December 31,					
(dollars in thousands)	**2023**		**2022**		**2021**	
Gross margin		55 %		55 %		55%
Net loss	$	(98,886)	$	(176,697)	$	(6,091)
Net loss margin		(18)%		(29)%		(1)%
Adjusted EBITDA	$	13,790	$	31,872	$	62,431
Adjusted EBITDA margin		3%		5%		11%
Net cash provided by (used in) operating activities	$	33,426	$	(319)	$	23,968
Free Cash Flow	$	27,456	$	(20,065)	$	16,234

Adjusted EBITDA, Adjusted EBITDA margin and Free Cash Flow are non-GAAP measures. See "Non-GAAP Financial Measures" below for information regarding our use of Adjusted EBITDA, Adjusted EBITDA margin and Free Cash Flow and their reconciliation to net income (loss), net income (loss) margin and net cash provided by (used in) operating activities, respectively.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we monitor the following supplemental non-GAAP financial measures to evaluate our operating performance, identify trends, formulate financial projections and make strategic decisions on a consolidated basis. Accordingly, we believe that non-GAAP financial information may provide useful supplemental information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. The non-GAAP financial measures are presented for supplemental informational purposes only. They should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Adjusted EBITDA and Adjusted EBITDA Margin

We calculate Adjusted EBITDA as net income (loss) adjusted to exclude: interest and other expense; benefit from or provision for income taxes; depreciation and amortization expense; equity-based compensation expense; inventory step-up amortization expense; distribution center relocation costs; transaction costs; costs related to severance from headcount reductions; goodwill and intangible asset impairment; sales tax penalties; insured losses, net of any recoveries; and one-time or non-recurring items. We calculate Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net sales. Adjusted EBITDA does not represent net income (loss) or cash flow from or used in operating activities as it is defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA has other limitations as an analytical tool when compared to the use of net income (loss), which is the most directly comparable GAAP financial measure, including that Adjusted EBITDA does not reflect:

- the interest or other expense we incur;
- the provision for or benefit from income tax;
- any attribution of costs to our operations related to our investments and capital expenditures through depreciation and amortization charges;
- any transaction or debt extinguishment costs;
- any costs to establish or relocate distribution centers;
- any costs related to severance from headcount reductions;
- any impairment of goodwill or intangible assets;
- any costs related to sales tax penalties;
- any insured losses, net of recoveries;
- any non-routine legal matters;
- any amortization expense associated with fair value adjustments from purchase price accounting, including intangibles or inventory step-up; and
- the cost of compensation we provide to our employees in the form of equity awards.

The following table reflects a reconciliation of Adjusted EBITDA to net income (loss) and Adjusted EBITDA margin to net income (loss) margin, the most directly comparable financial measure prepared in accordance with GAAP:

	Year Ended December 31,		
(dollars in thousands)	2023	2022	2021
Net loss	$ (98,886)	$ (176,697)	$ (6,091)
Add (deduct):			
Total other expense, net	13,556	8,575	21,622
(Benefit from) provision for income tax	1,921	(3,917)	852
Depreciation and amortization expense	19,141	20,348	16,710
Equity-based compensation expense	7,640	6,730	8,043
Inventory step-up amortization expense	—	707	15,908
Transaction costs	—	140	5,387
Goodwill impairment	68,524	173,786	—
Non-routine items*	1,894	2,200	—
Adjusted EBITDA	$ 13,790	$ 31,872	$ 62,431
Net loss margin	(18)%	(29)%	(1)%
Adjusted EBITDA margin	3 %	5 %	11 %

*Non-routine items include costs to establish or relocate distribution centers; severance from headcount reductions; sales tax penalties; insured losses, net of recoveries; and non-routine legal matters.

Free Cash Flow

We calculate Free Cash Flow as net cash provided by (used in) operating activities reduced by purchases of property and equipment. Management believes Free Cash Flow is a useful measure of liquidity and an additional basis for assessing our ability to generate cash. There are limitations related to the use of Free Cash Flow as an analytical tool, including that other companies may calculate Free Cash Flow differently, which reduces its usefulness as a comparative measure, and Free Cash Flow does not reflect our future contractual commitments nor does it represent the total residual cash flow for a given period.

The following table presents a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure prepared in accordance with GAAP:

	Year Ended December 31,		
(dollars in thousands)	2023	2022	2021
Net cash provided by (used in) operating activities	$ 33,426	$ (319)	$ 23,968
Less: purchases of property and equipment	(5,970)	(19,746)	(7,734)
Free Cash Flow	$ 27,456	$ (20,065)	$ 16,234

Our Free Cash Flow has fluctuated over time primarily as a result of timing of inventory purchases, purchases of property and equipment and fluctuations in earnings. Our operating model requires a low level of capital expenditures.

For the twelve months ended December 31, 2023, net cash provided by operating activities increased by $33.7 million compared to net cash used in operating activities for the twelve months ended December 31, 2022. This was attributable primarily to a decrease in inventory compared to the prior period, which was driven by reduced inventory buying and sell-through of aged inventory, partially offset by lower earnings.

For the twelve months ended December 31, 2023, Free Cash Flow increased by $47.5 million compared to Free Cash Flow for the twelve months ended December 31, 2022. This was attributable primarily to a decrease in inventory compared to the prior period, which was driven by reduced inventory buying and sell-through of aged inventory, and a reduction in purchases of property and equipment, partially offset by lower earnings. The reduction in purchases of property and equipment in 2023 was primarily due to the build-out of the Culture Kings Las Vegas store in 2022.

Factors Affecting Our Performance

Macroeconomic Environment

The macroeconomic environment in which we operate has been and, we anticipate, will continue to be pressured by adverse conditions worldwide. Inflationary pressures on consumers globally, particularly on our Australian customers, and our supply chain, rising interest rates and shifts in global spending in anticipation of a potential economic slowdown or recession have pressured our net sales. Additionally, lower return on marketing investments, increasing labor rates, a higher-than-historical competitive promotional environment and higher merchandise returns, all stemming from the pressures previously identified, led to reduced operating income and Adjusted EBITDA performance, as well as impairment to the goodwill associated with Culture Kings and Petal & Pup. Consequently, our business and results of operations, including earnings and cash flows, could continue to be adversely impacted, including as a result of:

- decreased consumer confidence and consumer spending and consumption habits, including spending for the merchandise that we sell and shifting to more in-store retail experiences, and negative trends in consumer purchasing patterns due to inflationary pressures and changes in consumers' disposable income, credit availability and debt levels;

- challenges filling staffing requirements at our stores, corporate headquarters and distribution centers; and

- increased materials and procurement costs as a result of scarcity or increased prices of commodities and raw materials.

All of these factors have contributed and may continue to contribute to reduced orders, increased merchandise returns, higher discounts, lower net sales, lower gross margins, reduced effectiveness of marketing, increased inventories and goodwill impairment, and it is possible that future annual or interim impairment tests could result in additional impairment charges.

Brand Awareness

Our ability to promote our brands and maintain brand awareness and loyalty is critical to our success. We have a significant opportunity to continue to grow awareness and loyalty to our brands through word of mouth, brand marketing, performance marketing and increased store openings in key locations. We plan to continue to invest in performance marketing and increase our investment in brand awareness across our brands, including wholesale and marketplace opportunities, to drive our future growth. Failure to successfully promote our brands and maintain brand awareness would have an adverse impact to our operating results.

Customer Acquisition

To continue to grow our business profitably, we intend to acquire new customers and retain our existing customers at a reasonable cost. Our methods to acquire customers have evolved and will need to continue evolving in response to changes in shopping behaviors, content consumption, costs to advertise and developments in technology. As a result of macroeconomic pressures, we reduced certain of our marketing efforts, which may result in acquiring customers at slower rates. Failure to continue attracting customers efficiently and profitably would adversely impact our profitability and operating results.

Customer Retention

Our results are driven not only by the ability of our brands to acquire customers, but also by their ability to retain customers and encourage repeat purchases. We monitor retention across our entire customer base. Our brands are at various stages of rolling out and evolving loyalty programs. Failure to retain customers would adversely impact our profitability and operating results.

Impact of COVID-19

In the second half of 2022, we started to experience reductions in air freight costs (which had increased in the first half of 2022 as a result of vendor delays and shutdowns due to the COVID-19 pandemic), the impact of which has been and will continue to be realized in the Company's cost of goods sold during 2023 and 2024. We continue to monitor vendor and manufacturer shipping times and other potential disruptions in our supply chain and implement mitigation plans as necessary.

Foreign Currency Rate Fluctuations

Our international operations have provided and are expected to continue to provide a significant portion of our Company's net sales and operating income. As a result, our Company's net sales and operating income will continue to be affected by changes in the U.S. dollar against international currencies, predominantly against the Australian dollar. In order to provide a framework for assessing the performance of our underlying business, excluding the effects of foreign currency rate fluctuations, we compare the percent change in the results from one period to another period in this Annual Report on Form 10-K using a constant currency methodology wherein current and comparative prior period results for our operations reporting in currencies other than U.S. dollars are converted into U.S. dollars at constant exchange rates (i.e., the rates in effect on December 31, 2022, which was the last day of our prior fiscal year) rather than the actual exchange rates in effect during the respective periods. Such disclosure throughout our Management's Discussion and Analysis of Financial Condition and Results of Operations will be described as "on a constant currency basis." Volatility in currency exchange rates may impact the results, including net sales and operating income, of the Company in the future.

Results of Operations

The following tables set forth our results of operations for the periods presented and express the relationship of certain line items as a percentage of net sales for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Net sales	$ 546,258	$ 611,738	$ 562,191
Cost of sales	245,978	274,491	254,527
Gross profit	300,280	337,247	307,664
Operating expenses:			
Selling	149,307	166,070	144,345
Marketing	68,907	66,730	58,120
General and administrative	96,951	102,700	88,816
Goodwill impairment	68,524	173,786	—
Total operating expenses	383,689	509,286	291,281
(Loss) income from operations	(83,409)	(172,039)	16,383
Other expense, net:			
Interest expense	(11,165)	(7,043)	(9,485)
Loss on extinguishment of debt	—	—	(10,924)
Other expense	(2,391)	(1,532)	(1,213)
Total other expense, net	(13,556)	(8,575)	(21,622)
Loss before income taxes	(96,965)	(180,614)	(5,239)
(Provision for) benefit from income tax	(1,921)	3,917	(852)
Net loss	(98,886)	(176,697)	(6,091)
Net loss attributable to noncontrolling interests	—	—	123
Net loss attributable to a.k.a. Brands Holding Corp.	$ (98,886)	$ (176,697)	$ (5,968)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net sales	100%	100%	100%
Cost of sales	45%	45%	45%
Gross profit	55%	55%	55%
Operating expenses:			
Selling	27%	27%	26%
Marketing	13%	11%	10%
General and administrative	18%	17%	16%
Goodwill impairment	13%	28%	—%
Total operating expenses	70%	83%	52%
(Loss) income from operations	(15%)	(28%)	3%
Other expense, net:			
Interest expense	(2%)	(1%)	(2%)
Loss on extinguishment of debt	—%	—%	(2%)
Other expense	—%	—%	—%
Total other expense, net	(2%)	(1%)	(4%)
Loss before income taxes	(18%)	(30%)	(1%)
(Provision for) benefit from income tax	—%	1%	—%
Net loss	(18%)	(29%)	(1%)
Net loss attributable to noncontrolling interests	—%	—%	—%
Net loss attributable to a.k.a. Brands Holding Corp.	(18%)	(29%)	(1%)

Comparison of the Years Ended December 31, 2023 and 2022

Net Sales

	Years Ended December 31,	
	2023	**2022**
Net sales	$ 546,258	$ 611,738

Net sales decreased by $65.5 million, or 11%, in 2023 compared to 2022. The overall decrease in net sales was primarily driven by an 8% decrease in the number of orders we processed in 2023 compared to 2022, which drove a decrease in net sales of $49.7 million, and a decrease in our average order value of 2%, from $82 in 2022 to $80 in 2023, which drove a decrease in net sales of $15.8 million. The decrease in the number of orders and average order value were primarily due to adverse macroeconomic conditions in Australia and New Zealand. On a constant currency basis, net sales and average order value for 2023 would have decreased 9% and 1%, respectively, as compared to 2022.

Cost of Sales

	Years Ended December 31,	
	2023	**2022**
Cost of sales	$ 245,978	$ 274,491
Percent of net sales	45%	45%

Cost of sales decreased by $28.5 million, or 10%, in 2023 compared to 2022. This decrease was primarily driven by an 8% decrease in the total number of orders in 2023, as compared to 2022, a decrease in our average order value of 2% and lower inbound air freight costs, partially offset by a higher merchandise return rate. While cost of sales as a percent of net sales was flat in 2023 compared to 2022, cost of sales as a percent of net sales would have increased due to targeted discounting in Culture Kings Australia and a higher merchandise return rate if not offset by lower inbound air freight costs.

Gross Profit

	Years Ended December 31,	
	2023	**2022**
Gross profit	$ 300,280	$ 337,247
Gross margin	55%	55%

Gross profit decreased by $37.0 million, or 11%, in 2023 compared to 2022. This decrease was primarily driven by the 11% decrease in net sales, as well as a higher merchandise return rate. These impacts were partially offset by lower air freight expense. While gross margin was flat in 2023 compared to 2022, gross margin would have decreased due to targeted discounting in Culture Kings Australia and a higher merchandise return rate, if not offset by lower inbound air freight costs.

Selling Expenses

	Years Ended December 31,	
	2023	**2022**
Selling	$ 149,307	$ 166,070
Percent of net sales	27%	27%

Selling expenses decreased by $16.8 million, or 10%, in 2023 compared to 2022. This decrease was driven by the 8% decrease in the number of orders shipped in 2023 compared to 2022, and operational efficiencies in distribution, fulfillment and outbound shipping.

Marketing Expenses

| | Years Ended December 31, | |
	2023	2022
Marketing	$ 68,907	$ 66,730
Percent of net sales	13%	11%

Marketing expenses increased by $2.2 million, or 3%, in 2023 compared to 2022. The increase in marketing expenses was driven by additional marketing spend due to reduced marketing effectiveness, particularly in Australia. The increase in marketing expenses as a percentage of net sales was primarily due to lower net sales in 2023 compared to 2022.

General and Administrative Expenses

| | Years Ended December 31, | |
	2023	2022
General and administrative	$ 96,951	$ 102,700
Percent of net sales	18%	17%

General and administrative expenses decreased by $5.7 million, or 6%, in 2023 compared to 2022. The decrease was primarily driven by a $2.7 million decrease in intangible amortization, a $2.1 million decrease in wages and benefits and a $1.5 million decrease in insurance costs. A $1.2 million increase in professional fees partially offset these decreases. The increase in general and administrative expenses as a percentage of net sales resulted primarily from lower net sales in 2023 compared to 2022.

Goodwill Impairment

| | Years Ended December 31, | |
	2023	2022
Goodwill impairment	$ 68,524	$ 173,786
Percent of net sales	13%	28%

Goodwill impairment decreased by $105.3 million, or 61%, in 2023 compared to 2022. Goodwill impairment in 2023 was recognized on the goodwill recorded from the acquisitions of the Culture Kings and Petal & Pup reporting units. Goodwill impairment in 2022 was recognized on the goodwill recorded from the acquisitions of the Culture Kings and Rebdolls reporting units. In August 2023, due to elevated interest rates and unfavorable demand in Australia, we reduced our earnings forecasts and expectations for the Culture Kings and Petal & Pup reporting units. This reduction was identified as a triggering event and a subsequent quantitative test concluded that the carrying value of the Culture Kings and Petal & Pup reporting units exceeded their fair values as of August 31, 2023. As of December 31, 2023, the goodwill related to Culture Kings was fully impaired, while $11.3 million of the goodwill related to Petal & Pup remained on our balance sheet.

Other Expense, net

| | Years Ended December 31, | |
	2023	2022
Other expense, net:		
Interest expense	$ (11,165)	$ (7,043)
Other expense	(2,391)	(1,532)
Total other expense, net	$ (13,556)	$ (8,575)
Percent of net sales	(2)%	(1)%

Other expense, net increased by $5.0 million in 2023 compared to 2022 primarily due to $4.1 million in additional interest expense from rising interest rates on our variable rate debt.

(Provision for) Benefit from Income Tax

	Years Ended December 31,	
	2023	2022
(Provision for) benefit from income tax	$ (1,921)	$ 3,917
Percent of net sales	—%	1%
Effective tax rate	2%	(2%)

Provision for income tax increased by $5.8 million, or 149%, in 2023 compared to 2022. This increase was primarily due to the increase in the valuation allowance on the net deferred tax assets in Australia.

Comparison of the Years Ended December 31, 2022 and 2021

Net Sales

	Years Ended December 31,	
	2022	2021
Net sales	$ 611,738	$ 562,191

Net sales increased by $49.5 million, or 9%, in 2022 compared to 2021. The overall increase in net sales was primarily driven by a 14% increase in the number of orders we processed in 2022 compared to 2021, driving an increase in net sales of $76.0 million. A decrease in our average order value of 5%, from $86 in 2021 to $82 in 2022, partially offset the increase in net sales by $26.4 million. The increase in the number of orders was largely driven by the acquisition of Culture Kings on March 31, 2021, the acquisition of mnml in October of 2021 and growth of Princess Polly in the U.S. The decrease in our average order value was primarily due to the impact of foreign currency, higher return rates and incremental promotional activity. On a constant currency basis, net sales and average order value for 2022 would have increased 13% and been flat, respectively. Net sales for 2022 include the operations of Culture Kings and mnml, or $269.6 million of net sales, while 2021 includes the operations of Culture Kings and mnml, or $208.0 million of net sales, from the date of their acquisitions.

Cost of Sales

	Years Ended December 31,	
	2022	2021
Cost of sales	$ 274,491	$ 254,527
Percent of net sales	45%	45%

Cost of sales increased by $20.0 million, or 8%, in 2022 compared to 2021. This increase was primarily driven by a 14% increase in the total number of orders in 2022, as compared to 2021, which includes the impact of the operations of Culture Kings and mnml, or $132.0 million of cost of sales, while 2021 includes the impact of the operations of Culture Kings, or $114.7 million of cost of sales, from the dates of their respective acquisitions. While cost of sales as a percent of net sales was flat in 2022 compared to 2021, the impact of the fair value adjustment to inventory acquired in the Culture Kings acquisition of $15.9 million, included in 2021, was offset by a change in the mix of products sold due to the acquisition of Culture Kings, as Culture Kings inventory has higher average costs.

Gross Profit

	Years Ended December 31,	
	2022	2021
Gross profit	$ 337,247	$ 307,664
Gross margin	55%	55%

Gross profit increased by $29.6 million, or 10%, in 2022 compared to 2021. This increase was primarily driven by the significant increase in net sales. While gross margin was flat in 2022 compared to 2021, the impact of the fair value adjustment to inventory acquired in the Culture Kings acquisition of $15.9 million, included in 2021, was offset by a change in the mix of products sold due to the acquisition of Culture Kings, as Culture Kings inventory has lower average gross margins.

Selling Expenses

	Years Ended December 31,	
	2022	**2021**
Selling	$ 166,070	$ 144,345
Percent of net sales	27%	26%

Selling expenses increased by $21.7 million, or 15%, in 2022 compared to 2021. This increase was driven by the 14% increase in the number of orders shipped in 2022 compared to 2021, which includes the operations of Culture Kings and mnml, or $71.6 million of selling expenses, while 2021 includes the impact of the operations of Culture Kings and mnml, or $48.0 million of selling expenses, from the dates of their respective acquisitions. The increase in selling expenses as a percentage of net sales was primarily due to increased costs for distribution facilities and stores, the 5% decrease in our average order value and a $1.3 million charge related to a relocation of distribution centers for Culture Kings and mnml.

Marketing Expenses

	Years Ended December 31,	
	2022	**2021**
Marketing	$ 66,730	$ 58,120
Percent of net sales	11%	10%

Marketing expenses increased by $8.6 million, or 15%, in 2022 compared to 2021. The increase in marketing expenses was driven by the inclusion of the operations of Culture Kings and mnml, or $31.4 million of marketing expenses, while 2021 includes the impact of the operations of Culture Kings and mnml, or $23.6 million of marketing expenses, from the dates of their respective acquisitions. The increase in marketing expenses as a percentage of net sales was primarily due to reduced effectiveness of our marketing channels at driving traffic to our websites, and the inclusion of mnml, which had a higher rate of advertising spend as compared to some of our other brands.

General and Administrative Expenses

	Years Ended December 31,	
	2022	**2021**
General and administrative	$ 102,700	$ 88,816
Percent of net sales	17%	16%

General and administrative expenses increased by $13.9 million, or 16%, in 2022 compared to 2021. The increase was primarily driven by a $18.3 million increase in salaries and related benefits related to increases in our headcount across functions to support business growth and $3.7 million in additional insurance costs. Partially offsetting these increases was a $5.8 million decrease in professional fees, including transaction costs, and a $1.3 million decrease in equity-based compensation, due to vesting of performance-based incentive units upon the Company's IPO in 2021. General and administrative expenses for 2022 include the operations of Culture Kings and mnml, or $32.8 million of general and administrative expenses, while 2021 includes the impact of the operations of Culture Kings and mnml, or $20.3 million of general and administrative expenses, from the dates of their respective acquisitions. The increase in general and administrative expenses as a percentage of net sales resulted primarily from additional salaries and related benefits, as well as additional insurance costs.

Goodwill Impairment

	Years Ended December 31,	
	2022	2021
Goodwill impairment	$ 173,786	$ —
Percent of net sales	28%	—%

Goodwill impairment was $173.8 million in 2022 and recognized on the goodwill recorded from the acquisitions of the Culture Kings and Rebdolls reporting units. As of December 31, 2022, $60.0 million of goodwill related to Culture Kings remained on our balance sheet, while the goodwill related to Rebdolls was fully impaired. The worsening economic trends in the fourth quarter of 2022, including continued inflation and rising interest rates, as well as unfavorable demand due to a gradual customer shift from primarily online shopping to a mix of online and physical store shopping led the Company to lower its forecasts and expectations for the Culture Kings and Rebdolls brands, driving the reduction in their fair values.

Other Expense, net

	Years Ended December 31,	
	2022	2021
Other expense, net		
Interest expense	$ (7,043)	$ (9,485)
Loss on extinguishment of debt	—	(10,924)
Other expense	(1,532)	(1,213)
Total other expense, net	$ (8,575)	$ (21,622)
Percent of net sales	(1)%	(4)%

Other expense, net decreased by $13.0 million in 2022 compared to 2021 primarily due to the 2021 loss on extinguishment of debt resulting from the early payment and termination of our previous term debt, revolver and senior secured notes, as well as a decrease in interest expense in 2022 from more favorable rates related to borrowings under our senior secured credit facility compared to our previous term debt, revolver and senior secured notes in 2021.

Benefit from (Provision for) Income Tax

	Years Ended December 31,	
	2022	2021
Benefit from (provision for) income tax	$ 3,917	$ (852)
Percent of net sales	1%	—%
Effective tax rate	2%	16%

Benefit from (provision for) income tax changed by $4.8 million, or 560%, in 2022 compared to 2021. This change was driven primarily by the finalization of Australia tax basis allocation pertaining to the inventory and intangibles included in the purchase of the Culture Kings noncontrolling interest, as well as an intra-entity transfer of certain intellectual property rights related to the Culture Kings' brands to one of our subsidiaries in the U.S., aligning the ownership of these rights with our evolving business. The change in our effective tax rate is primarily driven by the impairment recognized on the goodwill recorded from the acquisitions of the Culture Kings and Rebdolls reporting units.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly results of operations for the eight quarters ended December 31, 2023, as well as the percentage that each line item represents of net sales. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this Annual Report on Form 10-K and in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our consolidated results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. Our quarterly results of operations will vary in the future. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended							
In thousands	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Jun 30, 2023	Sep 30, 2023	Dec 31, 2023
Net sales	$ 148,319	$ 158,471	$ 155,822	$ 149,126	$ 120,485	$ 136,028	$ 140,833	$ 148,912
Cost of sales	64,123	71,024	68,965	70,379	51,985	58,672	62,865	72,456
Gross profit	84,196	87,447	86,857	78,747	68,500	77,356	77,968	76,456
Operating expenses:								
Selling	40,364	45,254	41,450	39,002	34,406	35,932	36,660	42,309
Marketing	15,705	19,064	16,532	15,429	14,777	18,354	18,511	17,265
General and administrative	24,778	25,703	26,133	26,086	25,868	24,191	24,622	22,270
Goodwill impairment	—	—	—	173,786	—	—	68,524	—
Total operating expenses	80,847	90,021	84,115	254,303	75,051	78,477	148,317	81,844
Income (loss) from operations	3,349	(2,574)	2,742	(175,556)	(6,551)	(1,121)	(70,349)	(5,388)
Total other expense, net	(1,171)	(2,593)	(2,758)	(2,053)	(3,885)	(3,591)	(3,339)	(2,741)
Income (loss) before income taxes	2,178	(5,167)	(16)	(177,609)	(10,436)	(4,712)	(73,688)	(8,129)
(Provision for) benefit from income tax	(653)	955	(98)	3,713	883	(328)	3,278	(5,754)
Net income (loss)	1,525	(4,212)	(114)	(173,896)	(9,553)	(5,040)	(70,410)	(13,883)

	Three Months Ended							
	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Jun 30, 2023	Sep 30, 2023	Dec 31, 2023
Net sales	100%	100%	100%	100%	100%	100%	100%	100%
Cost of sales	43%	45%	44%	47%	43%	43%	45%	49%
Gross profit	57%	55%	56%	53%	57%	57%	55%	51%
Operating expenses:								
Selling	27%	29%	27%	26%	29%	26%	26%	28%
Marketing	11%	12%	11%	10%	12%	13%	13%	12%
General and administrative	17%	16%	17%	17%	21%	18%	17%	15%
Goodwill impairment	—%	—%	—%	117%	—%	—%	49%	—%
Total operating expenses	55%	57%	54%	171%	62%	58%	105%	55%
Income (loss) from operations	2%	(2%)	2%	(118%)	(5%)	(1%)	(50%)	(4%)
Total other expense, net	(1%)	(2%)	(2%)	(1%)	(3%)	(3%)	(2%)	(2%)
Income (loss) before income taxes	1%	(3%)	—%	(119%)	(9%)	(3%)	(52%)	(5%)
(Provision for) benefit from income tax	—%	1%	—%	2%	1%	—%	2%	(4%)
Net income (loss)	1%	(3%)	—%	(117%)	(8%)	(4%)	(50%)	(9%)

Quarterly Trends and Seasonality

Net Sales, Cost of Sales and Gross Profit

Our net sales are impacted by foreign currency exchange rates, inflationary pressures on consumers globally and our supply chain, shifts in global spending in anticipation of a potential economic slowdown or recession, increasing labor rates and a slower-than-expected recovery from the economic downturn in Australia.

Our quarterly cost of sales and gross profit have fluctuated quarter-to-quarter primarily due to the quarterly fluctuations in net sales and the mix of inventory between private label and third-party products.

Operating Expenses

Selling expenses have fluctuated quarter-to-quarter primarily due to fluctuations in shipping and fulfillment costs. Drivers of these fluctuations include our mix of air and sea freight, increases or decreases in number of orders, as well as generally increasing labor rates in fulfillment over time.

Marketing expenses have generally increased sequentially quarter-to-quarter as we have continued to scale our marketing efforts together with the growth of our business, or to drive growth in our business.

General and administrative expenses have fluctuated quarter-to-quarter, with such fluctuations primarily driven by the increases in our headcount to support business growth.

Seasonality

Historically, we have achieved our largest quarterly sales in the fourth fiscal quarter. However, as our expansion into the U.S. market continues, our quarterly revenues are less concentrated in the fourth fiscal quarter. In fiscal year 2023, our net sales in the first, second, third and fourth quarters represented 22%, 25%, 26% and 27%, respectively of our total net sales for the year. In fiscal year 2022, our net sales in the first, second, third and fourth quarters represented 24%, 26%, 25% and 24%, respectively, of our total net sales for the year.

Quarterly Adjusted EBITDA and Adjusted EBITDA Margin

The following table sets forth a reconciliation of net income (loss) to adjusted EBITDA for the eight fiscal quarters ended December 31, 2023:

	Three Months Ended							
(in thousands)	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Jun 30, 2023	Sep 30, 2023	Dec 31, 2023
Net income (loss)	$ 1,525	$ (4,212)	$ (114)	$(173,896)	$ (9,553)	$ (5,040)	$(70,410)	$(13,883)
Add (deduct):								
Total other expense, net	1,171	2,593	2,758	2,053	3,885	3,591	3,339	2,741
Provision for (benefit from) income tax	653	(955)	98	(3,713)	(883)	328	(3,278)	5,754
Depreciation and amortization expense	5,217	5,590	4,566	4,975	5,440	4,720	4,533	4,446
Equity-based compensation expense	1,368	1,494	1,586	2,282	1,936	1,824	1,719	2,162
Inventory step-up amortization expense	707	—	—	—	—	—	—	—
Transaction costs	11	90	39	—	—	—	—	—
Goodwill impairment	—	—	—	173,786	—	—	68,524	—
Non-routine items*	—	1,291	303	606	1,361	145	270	119
Adjusted EBITDA	$10,652	$ 5,891	$ 9,236	$ 6,093	$ 2,186	$ 5,568	$ 4,697	$ 1,339
Net income (loss) margin	1 %	(3)%	— %	(117)%	(8)%	(4)%	(50)%	(9)%
Adjusted EBITDA margin	7 %	4 %	6 %	4 %	2 %	4 %	3 %	1 %

*Non-routine items include costs to establish or relocate distribution centers; severance from headcount reductions; sales tax penalties; insured losses, net of recoveries; and non-routine legal matters.

Liquidity and Capital Resources

As of December 31, 2023, our principal sources of liquidity were cash and cash equivalents totaling $21.9 million, our revolving line of credit and our term loan accordion provision.

As of December 31, 2023, most of our cash was held for working capital purposes. We have historically financed our operations and capital expenditures primarily through cash flows generated by operations, the incurrence of debt and through the issuance of equity. We believe that our existing cash, together with cash generated from operations and available borrowing capacity under our credit facilities and lines of credit, will be sufficient to meet our anticipated cash needs for the next 12 months. We believe that cash generated from ongoing operations and continued access to debt markets will be sufficient to satisfy our cash requirements beyond 12 months. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to borrow funds under our credit facility or raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this Annual Report on Form 10-K captioned "Risk Factors." We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all. The inability to raise capital if needed would adversely affect our ability to achieve our business objectives.

Senior Secured Credit Facility

In connection with the IPO, we entered into a senior secured credit facility comprised of a $100.0 million term loan and a $50.0 million revolving line of credit, with an option of up to $50.0 million in an additional term loan through an accordion provision. We used borrowings under this credit facility, together with a portion of the proceeds from the IPO, to repay our previous debt in full. As of December 31, 2023, we owed a combined $94.5 million in term loan and accordion borrowings. As of December 31, 2023, there were no amounts outstanding under the revolving line of credit. The term loan requires us to make amortized annual payments of 5.0% during the first and second years, 7.5% during the third and fourth years and 10.0% during the fifth year with the balance of the loan due at maturity. Borrowings under the term loan accrue interest at a benchmark rate (Term SOFR, as defined in the credit agreement for the senior secured credit facility (the "Credit Agreement")) plus an applicable margin dependent upon our net leverage ratio, as defined in the Credit Agreement. The revolving line of credit, when used, also accrues interest at a benchmark rate plus an applicable margin dependent upon our net leverage ratio, as defined in the Credit Agreement. The highest interest rates under the agreement for both the term loan and revolving line of credit occur at a net leverage ratio of greater than 2.75x, yielding an interest rate of a benchmark rate plus 3.25%. The accordion provision allows us to borrow additional amounts of term loan at terms to be agreed upon at the time of issuance, but on substantially the same basis as the original term loan. As of December 31, 2023, principal payments of our term loan and accordion for the next twelve months are anticipated to total $3.3 million, which reflects the impact of early prepayments made in 2023.

Under the senior secured credit facility, we are subject to certain financial covenant ratios and certain annual mandatory prepayment terms based on excess cash flows, as defined in the Credit Agreement, based on our net leverage ratio. If we are unable to comply with certain financial covenant ratios, which include provisions that are not precisely defined and are subject to interpretation, and terms requiring mandatory prepayment based on a percentage of excess cash flows, our long-term liquidity position may be adversely impacted. Furthermore, the variable interest rates associated with our senior secured credit facility could result in interest payments that are higher than anticipated. We were in compliance with all debt covenants as of December 31, 2023, and expect to be in compliance beyond 12 months, although our ability to meet these financial ratios and tests can be affected by the interpretation of certain provisions within our Credit Agreement, macro economic factors and the seasonality of our business, which is more concentrated in the third and fourth fiscal quarters.

Refer to Note 8, "Debt," in the notes to our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding our senior secured credit facility.

Material Cash Requirements

Our material cash requirements include operating lease obligations and inventory purchase commitments.

We have lease arrangements for certain equipment and facilities, primarily office locations, warehouse facilities and retail stores. Most of our property, equipment and software have been purchased with cash. As of December 31, 2023, our future minimum payments under non-cancelable operating leases totaled $50.3 million, with $9.5 million payable within 12 months.

While we routinely contract for the purchase of inventory from vendors, we have no material long-term purchase obligations outstanding with any vendors or third parties. As of December 31, 2023, inventory and other purchase obligations payable within the next 12 months totaled $2.7 million, which primarily represent open purchase orders for materials and merchandise as of that date.

Additionally, we plan to incur capital expenditures of approximately $10.0 to $12.0 million in 2024. This reflects the opening of new stores, as well as investments in infrastructure and technology.

Historical Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
Net cash provided by (used in) operating activities	$ 33,426	$ (319)	$ 23,968
Net cash used in investing activities	(6,031)	(25,314)	(278,075)
Net cash (used in) provided by financing activities	(52,829)	33,260	269,850

Net Cash Provided by (Used in) Operating Activities

Cash provided by (used in) operating activities consists primarily of net income (loss) adjusted for certain non-cash items, including depreciation, amortization, equity-based compensation, the effect of changes in working capital and other activities.

In 2023, net cash provided by operating activities increased $33.7 million. This was attributable primarily to a decrease in inventory compared to the prior period, which was driven by reduced inventory buying and sell-through of aged inventory, partially offset by lower earnings.

In 2022, net cash provided by operating activities decreased $24.3 million. This was attributable primarily to timing of payments and a decrease in earnings after adjusting for non-cash items, partially offset by a lower build of inventory compared to the prior year.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of acquisitions to support our overall business growth, investments in our fulfillment centers and our internally developed software to support our infrastructure, and investments in stores. Purchases of property and equipment may vary from period to period due to timing of the expansion of our operations.

In 2023, net cash used in investing activities decreased $19.3 million. This was attributable to a reduction in purchases of property and equipment and the cash paid from holdbacks in the prior period related to the mnml acquisition. The purchases of property and equipment in the prior year were primarily due to the build-out of the Culture Kings Las Vegas store.

In 2022, net cash used in investing activities decreased $252.8 million. This was attributable to the acquisition of Culture Kings in March 2021, the purchase of the Petal & Pup noncontrolling interest in September 2021 and the acquisition of mnml in October 2021. The impact of this prior year activity was partially offset by purchases of property and equipment, which was driven by the build-out of the Culture Kings Las Vegas store.

Net Cash (Used in) Provided by Financing Activities

Our financing activities have historically consisted of cash proceeds received from the issuance of borrowings, cash used to pay down borrowings, cash received from the sale of our common stock in the IPO and cash used to repurchase shares.

In 2023, net cash used in financing activities increased $86.1 million. This was primarily attributable to the combined $50.7 million in principal payments, net of borrowings, on our senior secured credit facility in 2023 and the $34.4 million in borrowings, net of repayments, under our senior secured credit facility in 2022.

In 2022, net cash provided by financing activities decreased $236.6 million. This was primarily attributable to the 2021 proceeds received from debt issuances and the IPO, as well as proceeds from the issuance of partner units to acquire Culture Kings in March 2021. The impact of these proceeds in 2021 was partially offset by proceeds from the line of credit in 2022.

Share Repurchase Program

On May 25, 2023, the Company's board of directors approved the Share Repurchase Program, authorizing the Company to repurchase up to $2.0 million of shares of the Company's common stock. Subsequently, in 2023, the Company's board of directors approved an additional repurchase capacity under the Share Repurchase Program of $3.0 million of shares of the Company's common stock. The timing of any repurchases by the Company and the actual number of shares repurchased are at the Company's discretion, and, in deciding when to repurchase shares and the amount of shares to repurchase, the Company will consider available liquidity, general market and economic conditions, alternate uses for the capital and other factors. Share repurchases may be made from time to time through a Rule 10b5-1 trading plan, open market transactions, block trades or in private transactions in accordance with applicable securities laws and regulations and other legal requirements. The Share Repurchase Program may be suspended or discontinued at any time and has no expiration date. All repurchased shares under the Share Repurchase Program will be retired.

During the year ended December 31, 2023, the Company repurchased 319,486 shares of its common stock under the Share Repurchase Program for $2.1 million, at an average price of $6.71 per share.

Critical Accounting Estimates

We believe that the following accounting estimates involve a high degree of judgment and complexity. Refer to Note 2, "Significant Accounting Policies," in the notes to our consolidated financial statements included in this Annual Report on Form 10-K for a description of our significant accounting policies. The preparation of our financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

Our primary sources of revenues are from sales of fashion apparel primarily through our digital platforms, stores, third-party marketplaces and, when applicable, shipping revenue. We determine revenue recognition through the following steps in accordance with the Financial Accounting Standards Board's *Revenue from Contracts with Customers (Topic 606)*:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Revenue is recognized upon shipment when control of the promised goods or services is transferred to our customers, or at point of sale for purchases in our stores, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Our revenue is reported net of sales returns and discounts. We estimate our liability for product returns based on historical return trends and an evaluation of current economic and market conditions, all of which have a degree of uncertainty. We record the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of goods sold. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur. We have not made any material changes to our assumptions included in our calculations of expected customer refund activity during the year ended December 31, 2023.

Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is determined using an average cost method. Cost of inventory includes import duties and other taxes and transport and handling costs to deliver the inventory to our distribution centers or stores. We write down inventory where it appears that the carrying cost of the inventory may not be recovered through subsequent sale of the inventory. We analyze the quantity of inventory on hand, the quantity sold in the past year, the anticipated sales volume, the expected sales price and the cost of making the sale when evaluating the value of our inventory. If the sales volume or sales price of specific products declines, additional write-downs may be required. We have not made any material changes to our assumptions included in the calculations of the lower of cost or net realizable value reserves during the year ended December 31, 2023.

Goodwill and Impairment of Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the Company and the acquired assembled workforce, neither of which qualifies as a separately identifiable intangible asset.

Goodwill is tested for impairment at least annually, in the fourth quarter and whenever changes in circumstances indicate an impairment may exist. The goodwill impairment test is performed at the reporting unit level, which is generally at the level of or one level below an operating segment. A qualitative assessment is first performed to determine whether a quantitative goodwill impairment test is necessary. If management determines, after performing an assessment based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, or that a fair value of the reporting unit substantially in the excess of the carrying amount cannot be assured, then a quantitative goodwill impairment test would be required. Annually, as of October 31, a quantitative test for goodwill impairment is performed by determining the fair value of the related reporting units using both income-based and market-based valuation methods. The income-based approach is based on the reporting unit's forecasted future cash flows that are discounted to present value using the reporting unit's weighted average cost of capital. The market-based approach is based on the guideline company and similar transaction methods. The guideline company method analyzes market multiples of revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") for a group of comparable public companies. Under the similar transactions method, valuation multiples are calculated utilizing actual transaction prices and revenue/EBITDA data from target companies deemed similar to the reporting unit.

Based on the range of estimated fair values developed from the income and market-based methods, the Company determines the estimated fair value for the reporting unit. If the estimated fair value of the reporting unit exceeds its carrying value, the goodwill is not impaired and no further review is required. However, if the estimated fair value of the reporting unit is less than its carrying value, the Company calculates the impairment loss as the difference between the carrying value of the reporting unit and the estimated fair value.

The income-based fair value methodology requires management's assumptions and judgments regarding economic conditions in the markets in which the Company operates and conditions in the capital markets, many of which are outside of management's control. At the reporting unit level, fair value estimation requires management's assumptions and judgments regarding the effects of overall economic conditions on the specific reporting unit, along with assessment of the reporting unit's strategies and forecasts of future cash flows. Forecasts of individual reporting unit cash flows involve management's estimates and assumptions regarding:

- Annual cash flows, on a debt-free basis, arising from future revenues and earnings, changes in working capital, capital spending and income taxes for at least a 10-year forecast period.
- A terminal growth rate for years beyond the forecast period. The terminal growth rate is selected based on consideration of growth rates used in the forecast period, historical performance of the reporting unit and economic conditions.
- A discount rate that reflects the risks inherent in realizing the forecasted cash flows.

Under the market-based fair value methodology, judgment is required in evaluating market multiples and recent transactions. Management believes that the assumptions used for its impairment tests are representative of those that would be used by market participants performing similar valuations of the Company's reporting units.

The carrying value of definite-lived intangible assets is reviewed whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, the Company would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates the carrying value of the asset group is not recoverable, the Company will estimate the fair value of the asset group using the discounted cash flow method. Any impairment would be measured as the difference between the asset group's carrying amount and its estimated fair value.

As discussed above, significant judgment and estimates are required in assessing impairment of goodwill and intangible assets, including identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows and determining appropriate discount rates. Our estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

In August 2023, due to elevated interest rates and unfavorable demand in Australia, the Company reduced its forecasts and expectations for the Culture Kings and Petal & Pup reporting units. This reduction was identified as a triggering event and a subsequent quantitative test concluded that the carrying value of the Culture Kings and Petal & Pup reporting units exceeded their fair values as of August 31, 2023. As a result, the Company recorded a non-cash goodwill impairment charge of $68.5 million during the third quarter of 2023. As of December 31, 2023, $11.3 million of goodwill related to Petal & Pup remained on the Company's balance sheet, while the goodwill related to Culture Kings was fully impaired. Additionally, as of August 31, 2023, the estimated fair value of the mnml reporting unit exceeded the carrying value by 1.4%, and the carrying value of the related goodwill was $30.0 million. Holding all other assumptions used in the fair value measurement of the mnml reporting unit constant, a 2% increase in the selected discount rate would result in impairment. No additional impairment was identified as part of the annual goodwill impairment test conducted in the fourth quarter of 2023.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are recorded net on the balance sheet. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. This assessment involves uncertainty and judgment. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We have not made any material changes to our assumptions and estimates related to our income tax positions during the year ended December 31, 2023.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a "smaller reporting company," as defined in Item 10 of Regulation S-K, we are not required to provide this information.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

a.k.a. BRANDS HOLDING CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of a.k.a. Brands Holding Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of a.k.a. Brands Holding Corp. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, partners' capital and redeemable noncontrolling interest and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Melbourne, Australia
March 7, 2024

We have served as the Company's auditor since 2021.

a.k.a. BRANDS HOLDING CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

		December 31,		
		2023		**2022**
Assets				
Current assets:				
Cash and cash equivalents	$	21,859	$	46,319
Restricted cash		2,170		2,054
Accounts receivable		4,796		3,231
Inventory, net		91,024		126,533
Prepaid income taxes		—		6,089
Prepaid expenses and other current assets		15,846		13,378
Total current assets		135,695		197,604
Property and equipment, net		27,154		28,958
Operating lease right-of-use assets		37,465		37,317
Intangible assets, net		64,322		76,105
Goodwill		94,898		167,731
Deferred tax assets		1,569		1,070
Other assets		618		853
Total assets	$	361,721	$	509,638
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	28,279	$	20,903
Accrued liabilities		25,223		39,806
Sales returns reserve		9,610		3,968
Deferred revenue		11,782		11,421
Income taxes payable		257		—
Operating lease liabilities, current		7,510		6,643
Current portion of long-term debt		3,300		5,600
Total current liabilities		85,961		88,341
Long-term debt		90,094		138,049
Operating lease liabilities		35,344		34,404
Other long-term liabilities		1,704		1,483
Deferred income taxes		—		284
Total liabilities		213,103		262,561
Commitments and contingencies (Note 16)				
Stockholders' equity:				
Preferred stock, $0.001 par value; 50,000,000 shares authorized; zero shares issued or outstanding as of December 31, 2023 and 2022, respectively		—		—
Common stock, $0.001 par value; 500,000,000 shares authorized; 10,567,881 and 10,750,586 shares issued and outstanding as of December 31, 2023 and 2022, respectively*		128		129
Additional paid-in capital		466,172		460,660
Accumulated other comprehensive loss		(50,269)		(45,185)
Accumulated deficit		(267,413)		(168,527)
Total stockholders' equity		148,618		247,077
Total liabilities and stockholders' equity	$	361,721	$	509,638

The accompanying notes are an integral part of these consolidated financial statements

* Adjusted for the one-for-12 Reverse Stock Split. Refer to Note 14, "Stockholders' Equity."

a.k.a. BRANDS HOLDING CORP.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share amounts)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net sales	$ 546,258	$ 611,738	$ 562,191
Cost of sales	245,978	274,491	254,527
Gross profit	300,280	337,247	307,664
Operating expenses:			
Selling	149,307	166,070	144,345
Marketing	68,907	66,730	58,120
General and administrative	96,951	102,700	88,816
Goodwill impairment	68,524	173,786	—
Total operating expenses	383,689	509,286	291,281
(Loss) income from operations	(83,409)	(172,039)	16,383
Other expense, net:			
Interest expense	(11,165)	(7,043)	(9,485)
Loss on extinguishment of debt	—	—	(10,924)
Other expense	(2,391)	(1,532)	(1,213)
Total other expense, net	(13,556)	(8,575)	(21,622)
Loss before income taxes	(96,965)	(180,614)	(5,239)
(Provision for) benefit from income tax	(1,921)	3,917	(852)
Net loss	(98,886)	(176,697)	(6,091)
Net loss attributable to noncontrolling interests	—	—	123
Net loss attributable to a.k.a. Brands Holding Corp.	$ (98,886)	$ (176,697)	$ (5,968)
Net loss per share, basic and diluted*	$ (9.24)	$ (16.47)	$ (0.77)
Weighted average shares outstanding, basic and diluted*	10,707,024	10,726,392	7,769,281

The accompanying notes are an integral part of these consolidated financial statements

* Adjusted for the one-for-12 Reverse Stock Split. Refer to Note 14, "Stockholders' Equity."

a.k.a. BRANDS HOLDING CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

| | Year Ended December 31, | | |
	2023	2022	2021
Net loss	$ (98,886)	$ (176,697)	$ (6,091)
Other comprehensive loss:			
Currency translation	(5,084)	(34,105)	(27,619)
Total comprehensive loss	(103,970)	(210,802)	(33,710)
Comprehensive loss attributable to noncontrolling interests	—	—	10,824
Comprehensive loss attributable to a.k.a. Brands Holding Corp.	$ (103,970)	$ (210,802)	$ (22,886)

The accompanying notes are an integral part of these consolidated financial statements

a.k.a. BRANDS HOLDING CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, PARTNERS' CAPITAL[1] AND REDEEMABLE NONCONTROLLING INTEREST
(in thousands, except share and unit data)

	Common Stock		Partnership Units		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Non-controlling Interest
	Shares[2]	Amount	Units	Amount				
Balance as of December 31, 2020	—	—	114,167,842	108,197	727	5,839	14,138	9,983
Issuance of units	—	—	25,746,282	82,669	—	—	—	—
Noncontrolling interest from purchase of Culture Kings	—	—	—	—	—	—	—	—
Purchase of Petal & Pup noncontrolling interest	—	—	—	—	(10,599)	—	—	(9,599)
Purchase of Culture Kings noncontrolling interest	1,817,483	22	—	—	132,256	—	—	—
Reorganization transactions	7,898,363	95	(139,914,124)	(190,866)	190,771	—	—	—
Issuance of common stock upon initial public offering, net issuance costs	833,333	10	—	—	95,711	—	—	—
Issuance of common stock in the acquisition of mnml	171,474	2	—	—	17,303	—	—	—
Change in tax bases of Culture Kings' assets related to purchase of Culture Kings' noncontrolling interest	—	—	—	—	19,595	—	—	—
Equity-based compensation	—	—	—	—	8,043	—	—	—
Cumulative translation adjustment	—	—	—	—	—	(16,919)	—	(1,006)
Net (loss) income	—	—	—	—	—	—	(5,968)	622
Balance as of December 31, 2021	10,720,653	129	—	—	453,807	(11,080)	8,170	—
Equity-based compensation	—	—	—	—	6,730	—	—	—
Issuance of common stock under employee equity plans, net of shares withheld	29,933	—	—	—	123	—	—	—
Cumulative translation adjustment	—	—	—	—	—	(34,105)	—	—
Net loss	—	—	—	—	—	—	(176,697)	—
Balance as of December 31, 2022	10,750,586	129	—	—	460,660	(45,185)	(168,527)	—
Equity-based compensation	—	—	—	—	7,640	—	—	—
Issuance of common stock under employee equity plans, net of shares withheld	137,801	—	—	—	(28)	—	—	—
Repurchase of shares	(320,506)	(1)	—	—	(2,100)	—	—	—
Cumulative translation adjustment	—	—	—	—	—	(5,084)	—	—
Net loss	—	—	—	—	—	—	(98,886)	—
Balance as of December 31, 2023	10,567,881	$ 128	—	$ —	$ 466,172	$ (50,269)	$ (267,413)	$ —

---

(1) Excelerate, L.P. was the predecessor entity to a.k.a. Brands Holding Corp. Refer to Note 1, "Description of Business," for additional information.

(2) Adjusted for the one-for-12 Reverse Stock Split. Refer to Note 14, "Stockholders' Equity."

The accompanying notes are an integral part of these consolidated financial statements

a.k.a. BRANDS HOLDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net loss	$ (98,886)	$ (176,697)	$ (6,091)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation expense	7,605	6,156	2,694
Amortization expense	11,536	14,192	14,016
Amortization of inventory fair value adjustment	—	707	15,908
Amortization of debt issuance costs	624	647	607
Loss on extinguishment of debt	—	—	10,924
Lease incentives	1,596	1,722	361
Loss on disposal of businesses	1,533	—	—
Non-cash operating lease expense	7,766	9,779	6,246
Equity-based compensation	7,640	6,730	8,043
Deferred income taxes, net	(745)	(4,064)	(11,951)
Goodwill impairment	68,524	173,786	—
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(1,283)	(602)	(858)
Inventory	32,149	(16,257)	(32,131)
Prepaid expenses and other current assets	(2,789)	6,134	(11,543)
Accounts payable	7,512	(1,888)	6,038
Income taxes payable	6,214	(2,442)	(9,329)
Accrued liabilities	(13,982)	(7,419)	26,678
Returns reserve	5,566	(2,678)	3,091
Deferred revenue	522	267	7,197
Lease liabilities	(7,676)	(8,392)	(5,932)
Net cash provided by (used in) operating activities	33,426	(319)	23,968
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	—	(5,321)	(249,302)
Purchase of noncontrolling interest	—	—	(20,198)
Purchases of intangible assets	(61)	(247)	(841)
Purchases of property and equipment	(5,970)	(19,746)	(7,734)
Net cash used in investing activities	(6,031)	(25,314)	(278,075)
Cash flows from financing activities:			
Proceeds from initial public offering, net of issuance costs	—	—	96,863
Payments of costs related to initial public offering	—	(1,142)	—
Proceeds from line of credit, net of issuance costs	11,500	40,000	34,150
Repayment of line of credit	(51,500)	—	(42,204)
Proceeds from issuance of debt, net of issuance costs	—	(121)	254,134
Repayment of debt	(10,700)	(5,600)	(155,762)
Taxes paid related to net share settlement of equity awards	(191)	(104)	—
Proceeds from issuances under equity-based compensation plans	162	227	—
Proceeds from issuance of units	—	—	82,669
Repurchase of shares	(2,100)	—	—
Net cash (used in) provided by financing activities	(52,829)	33,260	269,850
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,090	(272)	(1,824)
Net change in cash, cash equivalents and restricted cash	(24,344)	7,355	13,919
Cash, cash equivalents and restricted cash at beginning of year	48,373	41,018	27,099
Cash, cash equivalents and restricted cash at end of year	$ 24,029	$ 48,373	$ 41,018

a.k.a. BRANDS HOLDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Reconciliation of cash, cash equivalents and restricted cash:			
Cash and cash equivalents	$ 21,859	$ 46,319	$ 38,832
Restricted cash	2,170	2,054	2,186
Total cash, cash equivalents and restricted cash	$ 24,029	$ 48,373	$ 41,018
Supplemental disclosure of cash flow information:			
Interest paid	$ 10,515	$ 6,296	$ 7,901
Income tax (refund received) paid, net	(4,039)	2,329	20,626
Supplemental disclosure of non-cash investing activities:			
Consideration payable in connection with a business acquisition	$ —	$ —	$ 4,901
Fair value of common stock issued in connection with the purchase of mnml	—	—	17,305
Right-of-use asset additions under operating leases	8,447	22,237	4,073
Offering costs not yet paid	—	—	1,142
Debt issuance costs not yet paid	—	—	121

The accompanying notes are an integral part of these consolidated financial statements

a.k.a. BRANDS HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands, except share, per share data, unit, per unit data, ratios, or as noted)

Note 1. Organization and Description of Business

a.k.a. Brands Holding Corp. (together with its wholly owned subsidiaries, collectively, the "Company"), which operates under the name "a.k.a. Brands" or "a.k.a.," is a portfolio of next-generation fashion brands for the next generation of consumers. The Company seeks to leverage its industry expertise and operational synergies to accelerate its brands so they can grow faster, reach broader audiences, achieve greater scale and enhance their profitability.

The Company is headquartered in San Francisco, California, with buying, studio, marketing, fulfillment and administrative functions primarily in Australia and the United States.

Initial Public Offering

In September 2021, the Company completed an initial public offering (the "IPO"), in which the Company issued and sold 833,333 shares of its newly authorized common stock for $132.00 per share, both as adjusted for the one-for-12 Reverse Stock Split (as defined in Note 14, "Stockholders' Equity"), for net proceeds of $95.7 million, after deducting underwriting discounts and commissions of $6.6 million, and offering costs of $7.7 million.

Reorganization Transactions

a.k.a. Brands Holding Corp. was formed as a Delaware corporation on May 20, 2021 to be the issuer of common stock in the IPO. Excelerate, L.P. ("Excelerate"), a Cayman limited partnership, and the predecessor entity to a.k.a. Brands Holding Corp., was the holding company of the entities that owned and operated the a.k.a. businesses prior to the IPO. The equity interests of Excelerate, which included the Series A partner units and incentive units, were owned by affiliates of Summit Partners LP ("Summit"), certain other investors and certain of our executive officers and directors and other members of management.

In connection with the IPO, a reorganization was undertaken to cause Excelerate to become a wholly-owned subsidiary of a.k.a. Brands Holding Corp. Immediately prior to the reorganization, Summit, management and certain other investors exchanged their limited partnership interests in Excelerate for limited partnership interests in New Excelerate, L.P. ("New Excelerate"), and New Excelerate became a limited partner of Excelerate. Immediately prior to the pricing of the IPO, New Excelerate and other Excelerate investors transferred their interests in Excelerate to a.k.a. Brands Holding Corp., in exchange for common stock in a.k.a. Brands Holding Corp (the "New Excelerate Reorganization"). As a result, Excelerate became a wholly-owned subsidiary of a.k.a. Brands Holding Corp.

As a result of the Culture Kings acquisition in March 2021 (refer to Note 3, "Acquisitions," for additional information on the Culture Kings acquisition), Excelerate indirectly owned 55% of the equity interests in CK Holdings, LP ("CK Holdings"), which owned 100% of the Company's Culture Kings business prior to the IPO. The remaining 45% of the equity interests in CK Holdings were held by certain minority investors. Immediately following the New Excelerate Reorganization, the Company completed a series of transactions in which the minority investors exchanged their remaining interests in CK Holdings for 1,817,483 newly issued shares of a.k.a. Brands Holding Corp.'s common stock, as adjusted for the one-for-12 Reverse Stock Split. The number of shares issued in exchange for the minority interests was determined based on the relative valuations of CK Holdings and consolidated a.k.a. at the time of the IPO.

Excelerate historically owned 66.7% of the equity interests in P&P Holdings, LP ("P&P Holdings"), which operated the Company's Petal & Pup business prior to the IPO. The remaining 33.3% of the equity interests in P&P Holdings were held by certain minority investors. On August 19, 2021, the Company repurchased approximately 6.0% of the equity held by the P&P minority investors for AUD $5.0 million. In connection with the completion of the IPO, the Company used a portion of the net proceeds from the IPO to fund the acquisition of the remaining 27.3% of the equity interests in P&P Holdings then owned by the P&P minority investors for cash of approximately AUD $22.8 million. Following the completion of this purchase, P&P Holdings became a wholly-owned subsidiary of a.k.a. Brands Holding Corp.

Refinancing Transactions

In March 2021, certain subsidiaries of the Company entered into senior secured credit facilities that provided the Company with a $125.0 million senior secured term loan facility and up to $25.0 million aggregate principal in revolving borrowings (the "Fortress Credit Facilities"), and also issued $25.0 million in senior subordinated notes to an affiliate of Summit (the "Summit Notes") to provide financing for the Company's acquisition of Culture Kings.

In connection with the IPO, certain subsidiaries of the Company entered into a senior secured credit facility inclusive of a $100 million term loan and a $50 million revolving line of credit. The Company used borrowings under this senior secured credit facility's term loan, together with a portion of the proceeds from the IPO, to repay the Fortress Credit Facilities in full and to redeem the Summit Notes in full and subsequently terminated them. Refer to Note 8, "Debt," for additional information.

Historical Units

Prior to the IPO, incentive units had been issued to certain directors and members of management. These incentive units had a requirement that such shares could not participate in distributions and earnings of Excelerate until after the holders of the Series A partner units received their return of capital plus a specified threshold amount per unit. At no time prior to IPO had such threshold been met. In September 2021, in connection with the IPO, all previous ownership interests in Excelerate, held by New Excelerate and other Excelerate investors were exchanged for shares of common stock in a.k.a. Brands Holdings Corp. in direct proportion to their respective Series A partner units and incentive units, subject to a reverse split factor of 61.25%. All unit, per unit and related information presented in the accompanying consolidated financial statements have been retroactively adjusted, where applicable, to reflect the impact of the split of units held by New Excelerate investors into a proportionate amount of shares of a.k.a. Brands Holdings Corp.'s common stock. The terms of the incentive units remained unchanged and individual holders of such units will only be entitled to participate in the distributions and earnings of New Excelerate once the holders of the Series A partner units receive their return of capital plus a specified threshold amount per unit. However, as New Excelerate was issued shares of common stock in direct proportion to its combined Series A partner units and incentive units, New Excelerate will participate in all distributions and returns of the Company in relation to the total amount of shares of a.k.a. Brands Holdings Corp.'s common stock that it holds.

Prior to the IPO, the Company used the two-class method in calculating earnings per unit and had not deemed the incentive units to be potentially dilutive because such shares cannot participate in distributions and earnings of the Company until after the Series A units receive their return of capital plus a specified threshold amount per unit, and such threshold had not been met. Accordingly, basic and diluted earnings per share presented on the consolidated statements of income for all periods prior to the IPO are the same. Post-IPO, the common stock held by New Excelerate includes shares issued in proportion to the ownership interests in respect to the incentive units. Therefore, the impact of the incentive unit ownership is included in the common stock issued and outstanding after the IPO.

Note 2. Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accompanying consolidated financial statements include the balances of the Company and all of its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates. On an ongoing basis, the Company evaluates items subject to significant estimates and assumptions.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Although the Company's deposits held with banks may exceed the amount of federal insurance provided on such deposits, the Company has not experienced any losses in such accounts. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash and cash equivalents for the amounts reflected on the consolidated balance sheets.

As of December 31, 2023 and 2022, the Company had $9.3 million and $21.7 million, respectively, on deposit in banks outside of the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity (at date of purchase) of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of demand deposits and receivables from third-party credit card processors. Cash equivalents are carried at cost, which approximates fair value.

Restricted Cash

Restricted cash primarily relates to amounts held by counterparties as collateral under various lease agreements. Restricted cash is presented separately from cash and cash equivalents on the accompanying consolidated balance sheets.

Accounts Receivable

Accounts receivable consists of trade accounts receivable that are reported net of an allowance for doubtful accounts. The Company had $0.2 million in allowance for doubtful accounts as of December 31, 2023. The Company had no allowance for doubtful accounts as of December 31, 2022.

Inventory, Net

Inventories are accounted for using an average cost method and are valued at the lower of cost or net realizable value. Cost of inventory includes import duties and other taxes and transport and handling costs. The Company records a provision for excess and obsolete inventory to adjust the carrying value of inventory based on assumptions regarding future demand for the Company's products.

Lower of cost or net realizable value is evaluated by considering obsolescence, excess levels of inventory, deterioration and other factors. The Company analyzes the quantity of inventory on hand, the quantity sold in the past year, the anticipated sales volume, the expected sales price and the cost of making the sale when evaluating the net realizable value of its inventory. If the sales volume or sales price of specific products declines, additional write-downs may be required. Excess and obsolete inventory is charged to cost of goods sold in the period the write-down is estimated.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of advance payments on inventory to be delivered from vendors, security deposits, prepaid packaging and insurance.

Deferred Offering Costs

Deferred offering costs consisted primarily of legal, accounting and other fees related to the IPO, which were recorded in prepaid expenses and other current assets on the consolidated balance sheets prior to the IPO. After the completion of the IPO in September 2021, deferred offering costs of $7.7 million were reclassified to stockholders' equity and recorded net against the proceeds from the IPO.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Repair and maintenance costs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to ten years.

	Estimated useful life (years)
Furniture and fixtures	5 - 10 years
Machinery and equipment	5 - 10 years
Computer equipment and capitalized software	3 - 5 years
Buildings and leasehold improvements	Shorter of the lease term or the estimated life of the assets

Upon the sale or disposal of property and equipment, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheets and the resulting gain or loss is reflected in general and administrative expense in the consolidated statements of income. Property and equipment that is fully depreciated as of the last day of a fiscal year is written off during the first quarter of the following year.

The Company has incurred costs related to the development of the Company's websites. The Company capitalizes these website development costs, as applicable, in accordance with ASC Subtopic 350-50, *Intangibles—Goodwill and Other—Website Development Costs ("ASC 350-50")*. ASC 350-50 requires that costs incurred during the website development stage be capitalized. Capitalized website costs include salary and benefit costs for Company employees and contractors that develop the website. When the development phase is substantially complete and the website is ready for its intended purpose, capitalized costs are depreciated using the straight-line method over the three-year useful life.

Business Combinations

The Company accounts for business combinations using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are recorded at their acquisition date fair values. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets. Goodwill recorded in an acquisition is assigned to applicable reporting units based on expected revenues or expected cash flows. Identifiable intangible assets with finite lives are amortized over their useful lives. Amortization of intangible assets is recorded in general and administrative expense.

While the Company uses its best estimates and assumptions as a part of the determination of fair value to accurately value assets acquired, liabilities assumed and any noncontrolling interest on the business combination date, the Company's estimates and assumptions are inherently subject to refinement. As a result, during the preliminary determination of fair value, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired or liabilities assumed subsequent to the completion of the determination of fair value in the Company's operating results in the period in which the adjustments were determined.

Noncontrolling interest is part of the aggregate consideration paid for an acquisition. It is measured at the minorities' share of the fair value of the subsidiaries' identifiable assets and liabilities at the date of acquisition by the Company, subject to possible adjustments for up to one year from the business combination date, and the minorities' share of changes in equity since the date of acquisition.

The Company also incurs acquisition-related and other expenses including legal, banking, accounting and other advisory fees of third parties which are recorded as general and administrative expenses as incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Goodwill and Intangible Assets

Assets acquired and liabilities assumed are measured at fair value as of the acquisition date. Goodwill, which has an indefinite useful life, represents the excess of the purchase price over the fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the Company and the acquired assembled workforce, neither of which qualifies as a separately identifiable intangible asset. As of December 31, 2023 and 2022, the Company had goodwill of $94.9 million and $167.7 million, respectively.

Intangible assets, other than goodwill, acquired by the Company include brand names, customer relationships and trademarks. Intangible assets that are fully depreciated as of the last day of a fiscal year are written off during the first quarter of the following year. None of the Company's intangible assets, other than goodwill, are indefinite lived.

Impairment of Long-Lived Assets and Goodwill

The Company's long-lived assets consist of intangible assets and property and equipment. The Company's goodwill has an indefinite useful life.

Goodwill is tested for impairment at least annually, in the fourth quarter and whenever changes in circumstances indicate an impairment may exist. The goodwill impairment test is performed at the reporting unit level, which is generally at the level of or one level below an operating segment. Generally, a qualitative assessment is first performed to determine whether a quantitative goodwill impairment test is necessary. If management determines, after performing an assessment based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, or that a fair value of the reporting unit substantially in the excess of the carrying amount cannot be assured, then a quantitative goodwill impairment test would be required. The quantitative test for goodwill impairment is performed by determining the fair value of the related reporting units. Fair value is measured based on the discounted cash flow method and relative market-based approaches. An impairment charge is recorded equal to any shortfall between the fair value of a reporting unit and its carrying value.

In 2023, the Company concluded that the carrying value of the Culture Kings and Petal & Pup reporting units exceeded their fair values as of August 31, 2023. As a result, the Company recorded a non-cash goodwill impairment charge of $68.5 million during the third quarter of 2023. As part of the annual goodwill impairment test conducted in the fourth quarter of 2022, the Company concluded that the carrying value of the Company's Culture Kings and Rebdolls reporting units exceeded their fair values and recorded a total non-cash goodwill impairment charge of $173.8 million during the year ended December 31, 2022. Refer to Note 6, "Goodwill," for further information. No goodwill impairment was recorded for the year ended December 31, 2021.

The Company reviews finite-lived intangible assets and property and equipment for possible impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. This determination includes evaluation of factors such as future asset utilization and future net undiscounted cash flows expected to result from the use of the assets. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

The Company's identifiable intangible assets are typically comprised of customer relationships and brand names. The cost of identifiable assets with finite lives is generally amortized on a straight-line basis over the assets' respective estimated useful lives, which range from four to ten years.

No impairment losses related to finite-lived intangible assets or property and equipment were recognized during the years ended December 31, 2023, 2022 and 2021.

Leases

The Company generally leases office space, warehouse facilities and stores under non-cancellable agreements. Upon each agreement's commencement date, the Company determines if the agreement is part of an arrangement that is or that contains a lease, determines the lease classification and recognizes right-of-use assets and lease liabilities for all leases with the exception of leases with terms of 12 months or less. The Company accounts for lease and non-lease components as a single lease component. Operating lease right-of-use assets are classified as long-term assets in the consolidated balance sheets. Operating lease liabilities are classified as current lease liabilities and long-term lease liabilities based on when lease payments are due. The Company's lease payments consist primarily of fixed rental payments for the right to use the underlying leased assets over the lease terms as well as payments for common area maintenance and administrative services. As of December 31, 2023 and 2022, the Company did not have material finance lease arrangements.

Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected term of the lease commencement date. As most of the Company's leases do not provide an implicit rate, the Company uses an estimated incremental borrowing rate ("IBR") based on the information available at the commencement date of the respective lease to determine the present value of future payments. The determination of the IBR requires judgment and is primarily based on the Company's uncollateralized borrowing rate, adjusted for the impact of collateralization, the lease term and other specific terms included in each lease arrangement. The IBR is determined at the lease commencement and is subsequently reassessed upon a modification to the lease arrangement. The right-of-use asset also includes any lease payments made prior to the commencement date and excludes lease incentives and initial direct costs incurred.

Lease expense for minimum lease payments on operating leases is recognized on a straight-line basis over the lease term. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The Company reviews right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the right-of-use asset may not be recoverable. When such events occur, the Company compares the carrying amount of the right-of-use asset to the undiscounted expected future cash flows related to the right-of-use asset. If the comparison indicates that an impairment exists, the amount of the impairment is calculated as the difference between the excess of the carrying amount over the fair value of the right-of-use asset. If a readily determinable market price does not exist, fair value is estimated using discounted expected cash flows attributable to the right-of-use asset.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are recorded net on the balance sheet. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent it is believed that these assets are more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carry back and carry forward periods), projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company classifies interest and penalties, if applicable, related to income tax liabilities as a component of income tax expense.

The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals and litigation processes, if any. The second step is to measure the largest amount of tax benefit as the largest amount that is more likely than not to be realized upon settlement.

Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of December 31, 2023, there are no known uncertain tax positions.

Equity-based Compensation

Restricted Stock Units and Stock Options

The Company has granted equity-based awards in the form of restricted stock units and stock options to employees. Equity-based compensation expense related to these equity-based awards is recognized based on the fair value of the awards granted. The Company estimates the fair value of restricted stock unit awards granted based upon the closing price of the Company's common stock on the grant date. The Company estimates the fair value of stock option awards granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying shares of the Company's common stock, the risk-free interest rate, the expected volatility of the price of the Company's common stock, the expected dividend yield of the Company's common stock and the expected term of the equity award. The assumptions used to determine the fair value of the equity awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. The related equity-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally three or four years. The Company accounts for forfeitures as they occur.

These assumptions and estimates are as follows:

- *Risk-Free Interest Rate*. The risk-free interest rate for the expected term of the equity award is based on the U.S. Treasury yield curve in effect at the time of the grant.

- *Expected Volatility*. Until the Company has sufficient trading history for its common stock, the expected volatility is estimated by taking the average historic stock price volatility for industry peers, consisting of several public companies in the Company's industry which are either similar in size, stage of life cycle or financial leverage, over a period equivalent to the expected term of the awards.

- *Expected Dividend Yield*. The Company has never declared or paid any cash dividends and does not currently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent is used.

- *Expected Term*. For stock options, the expected term represents the period that a stock option award is expected to be outstanding. The Company has limited historical exercise data from which to derive expected term input assumptions. Consequently, the Company calculates expected term using the Securities and Exchange Commission's simplified method whereby the expected term of a stock option award is equal to the average of the award's contractual term and vesting term.

The Company will continue to use judgment in evaluating the assumptions related to its equity-based compensation on a prospective basis.

Partnership Units Valuations

For the partnership units granted prior to IPO, the Company relied on valuations prepared by an independent third-party valuation firm in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, *Valuation of Privately-Held Company Equity Securities Issued as Compensation*. Such valuations were aligned with the Company's internal valuation approach. Subsequent to the IPO, it is no longer necessary for the Company to estimate the fair value of partnership units, as no further incentive partnership unit awards will be granted. See Note 13, "Equity-based Compensation," for additional information.

Employee Benefit Programs

The Company has a 401(k) defined contribution plan covering eligible employees. Participants may contribute a percentage of their pre-tax earnings annually, subject to limitations imposed by the Internal Revenue Service. The Company matches contributions, subject to Internal Revenue Service limitations, and contributions vest immediately.

The Company's short-term obligations, which represent wages and salaries for vacation days earned, non-monetary benefits and accumulated sick leaves that are expected to settle wholly within 12 months after the end of the period in which the employees render the related service, are recognized in respect of employee services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are included in accrued liabilities in the consolidated balance sheets.

Foreign Currencies

The functional currency for the Company and its United States and Cayman subsidiaries is the United States dollar, while the functional currency for the Company's Australian subsidiaries is the Australian dollar. For those subsidiaries, the assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date for assets and liabilities and an average rate for each period for revenues and expenses. Translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statements of stockholders' equity.

Transactions denominated in a currency other than the functional currency of the entity involved give rise to foreign currency remeasurement gains and losses, which are included in other expense on the consolidated statements of income. Foreign currency transaction losses were $0.8 million, $1.6 million and $1.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is composed of two components: net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of stockholders' equity but are excluded from net income. The Company's other comprehensive income (loss) consists of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency. The Company has disclosed other comprehensive income (loss) as a component of stockholders' equity.

Revenue Recognition

Revenue is primarily derived from the sale of apparel merchandise through the Company's online websites, stores, third-party marketplaces and, when applicable, shipping revenue.

Revenue is recognized in an amount that reflects the consideration expected to be received in exchange for products. To determine revenue recognition for contracts with customers in accordance with *Revenue from Contracts with Customers (Topic 606)*, the Company recognizes revenue from the commercial sales of products and contracts by applying the following five steps: (1) identification of the contract, or contracts, with the customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, the Company satisfies its performance obligation. A contract is created with the customer at the time the order is placed by the customer, which creates a single performance obligation. The Company recognizes revenue for its single performance obligation at the time control of the product passes to the customer, which is when the goods are transferred to a third-party common carrier, for purchases through the Company's online websites, or at point of sale, for purchases in its stores. In addition, the Company has elected to treat shipping and handling as fulfillment activities and not a separate performance obligation.

Net sales from product sales includes shipping charged to the customer and is recorded net of taxes collected from customers, which are recorded in accrued liabilities and are remitted to governmental authorities. Cash discounts earned by the customers at the time of purchase and estimates for sales return allowances are deducted from gross revenue in determining net sales.

The Company generally provides refunds for goods returned within 30 to 45 days from the original purchase date. A returns reserve is recorded by the Company based on historical refund experience with a corresponding reduction of sales and cost of sales. The sales return reserve was $9.6 million and $4.0 million as of December 31, 2023 and 2022, respectively.

The following table presents a summary of the Company's sales return reserve:

| | December 31, | |
	2023	2022
Beginning balance	$ 3,968	$ 6,887
Returns	(101,025)	(101,716)
Allowance	106,667	98,797
Ending balance	$ 9,610	$ 3,968

The Company also sells gift cards and issues online credits in lieu of cash refunds or exchanges. Proceeds from the issuance of gift cards and online credits issued are recorded as deferred revenue and recognized as revenue when the gift cards or online credit are redeemed or upon inclusion in gift card and online credit breakage estimates. Breakage estimates are determined based on prior historical experience.

Revenue recognized in net sales on breakage of gift cards and online credit for the years ended December 31, 2023, 2022 and 2021 was $1.6 million, $0.2 million and $0.5 million, respectively.

The following table presents the disaggregation of the Company's net sales by geography, based on customer address:

| | Year Ended December 31, | | |
	2023	2022	2021
United States	$ 315,496	$ 312,977	$ 270,028
Australia/New Zealand	202,777	268,873	265,365
Rest of world	27,985	29,888	26,798
Total	$ 546,258	$ 611,738	$ 562,191

Cost of Sales

Cost of sales consists of the purchase price of merchandise sold to customers and includes import duties and other taxes, freight-in, defective merchandise returned from customers, inventory write-offs and other miscellaneous shrinkage.

Selling Expenses

Selling expenses consist of costs incurred in operating and staffing the fulfillment centers and stores, costs attributable to inspecting and warehousing inventory, picking, packaging and preparing customer orders for shipment, customer service, shipping and other transportation costs incurred in delivering merchandise to customers and customers returning merchandise, merchant processing fees and shipping supplies. The amount of shipping and handling costs included in selling expenses, inclusive of outbound shipping and returned freight costs, was $69.3 million, $80.5 million and $70.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Marketing

Marketing expenses are expensed as incurred and consist primarily of targeted online performance marketing costs, such as display advertising, retargeting, paid search/product listing ads, affiliate marketing, paid social, search engine optimization, personalized email marketing, social media advertising and mobile "push" communications through the Company's apps. Marketing expenses also include the Company's spend on brand marketing channels, including cash compensation to influencers, events and other forms of online and offline marketing. Marketing expenses are primarily related to growing and retaining the customer base. Advertising costs are expensed as incurred.

General and Administrative

General and administrative expenses consist primarily of payroll and related benefit costs and equity-based compensation expense for employees involved in general corporate functions, including merchandising, marketing and technology; costs associated with the use by those functions of facilities and equipment, including depreciation, rent and other occupancy expenses; professional services; and amortization associated with the Company's intangible assets, including acquired brand names, customer relationships and trademarks.

Other Expense, Net

Other expense, net, consists primarily of interest expense of $11.2 million, $7.0 million and $9.5 million for the years ended December 31, 2023, 2022 and 2021, respectively, foreign currency losses of $0.8 million, $1.6 million and $1.7 million for the years ended December 31, 2023, 2022 and 2021, respectively, and $10.9 million of loss on extinguishment of debt for the year ended December 31, 2021.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated using net income attributable to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the dilutive effects of stock options and restricted stock units outstanding during the period, to the extent such securities would not be anti-dilutive, and is determined using the treasury stock method.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. The carrying amounts for the Company's cash and cash equivalents, accounts receivable, accounts payable, line of credit and accrued liabilities approximate fair value due to their short-term maturities. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full-term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Certain Risks and Concentrations

The Company is subject to certain risks, including dependence on third-party technology providers and hosting services for website servers, exposure to risks associated with online commerce security, credit card fraud, as well as the interpretation of state and local laws and regulations in regard to the collection and remittance of sales and use taxes. The Company does not have significant customer or vendor concentrations.

Segment Information

Operating segments are defined as components of an entity for which separate financial information is available and is regularly reviewed by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. The Company has determined that its four brands are each an operating segment. The Company has aggregated its operating segments into one reportable segment based on the similar nature of products sold, production, merchandising and distribution processes involved, target customers and economic characteristics.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard requires disclosure of significant segment expenses and other segment items by reportable segment. This ASU becomes effective for annual periods beginning in 2024 and interim periods in 2025. The Company is assessing the impact of this ASU.

In December 2023, FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which will require incremental income tax disclosures on an annual basis for all public entities. The amendments require that public business entities disclose specific categories in the rate reconciliation and provide additional information for reconciling items meeting a quantitative threshold. The amendments also require disclosure of income taxes paid to be disaggregated by jurisdiction, and disclosure of income tax expense disaggregated by federal, state and foreign. ASU 2023-09 is effective for annual reporting beginning with the fiscal year ending December 31, 2025. The Company is currently evaluating the incremental disclosures that will be required in the Company's consolidated financial statements.

Note 3. Acquisitions

Culture Kings

On March 31, 2021, pursuant to a share sale agreement, the Company, through its subsidiary CK Holdings, acquired a 55% ownership stake in Culture Kings. The previous shareholders of Culture Kings retained a 45% noncontrolling interest in Culture Kings by receipt of an equity interest in CK Holdings. The Company recognized goodwill as the excess of the fair value of the total purchase consideration and noncontrolling interests over the net fair value of the identifiable assets acquired and the liabilities assumed. The purchase price consisted of AUD $307.4 million ($235.9 million) in cash consideration and noncontrolling interest with a fair value of AUD $186.0 million ($142.7 million). In connection with the IPO, the Company completed a series of transactions in which the minority investors exchanged their interests in CK Holdings for newly issued shares of the Company's common stock.

Culture Kings is focused on street apparel aimed at the young adult age group and has a combination of online sales as well as stores based in Australia. Culture Kings expanded the Company's consumer market to include male consumers and further expanded the Company's presence in the United States.

The following table sets forth the final allocation of the total consideration to the identifiable tangible and intangible assets acquired and liabilities assumed, as of the date of the acquisition, with the excess recorded to goodwill:

Purchase consideration:	
Total purchase price, net of cash acquired of $8,831	$ 227,053
Fair value of noncontrolling interest	142,717
Total consideration	$ 369,770
Identifiable net assets acquired:	
Account receivable, net	$ 625
Inventory [(1)]	62,937
Prepaid expenses and other current assets	4,800
Property and equipment, net	8,048
Intangible assets, net [(2)]	73,209
Operating lease right-of-use assets	24,299
Accounts payable	(13,449)
Deferred revenue	(141)
Income taxes payable	(1,778)
Other current liabilities	(2,533)
Operating lease liabilities	(24,299)
Deferred income taxes, net	(25,439)
Accrued liabilities, non-current	(1,058)
Net assets acquired	105,221
Goodwill	$ 264,549

The purchase price allocation includes significant judgments, assumptions and estimates to determine the fair value of assets acquired and liabilities assumed. The valuations involving the most significant assumptions, estimates and judgment are:

(1) Inventory was adjusted by $15.1 million to step-up inventory cost to estimated fair value. The fair value of the inventory was determined utilizing the net realizable value method, which was based on the expected selling price of the inventory to customers adjusted for related disposal costs and a profit allowance for the post-acquisition selling effort.

(2) The fair value of the acquired intangible assets was determined with the assistance of a valuation specialist and include:

	Fair Value at Acquisition Date	Annual Amortization Expense	Estimated Useful Life in Years
Brand names	$ 68,354	$ 6,835	10 years
Customer relationships	4,855	1,214	4 years
Total	$ 73,209		

Brand names are valued using a relief from royalty approach, which estimates the license fee that would need to be paid by Culture Kings if it was deprived of the brand names and domain names, and instead had to pay a license fee for their use. The fair value is the present value of the expected future license fee cash flows.

Customer relationship intangible assets are valued using the multi-period excess earnings method, which is the present value of the projected cash flows that are expected to be generated by the existing intangible asset after reduction by an estimated fair rate of return on contributory assets required to generate the customer relationship revenues. Key assumptions included discounted cash flow, estimated life cycle and customer attrition rates.

Total acquisition costs incurred by the Company in connection with its purchase of Culture Kings primarily related to third-party legal, accounting and tax diligence fees, which were $3.3 million. These costs are recorded in general and administrative expenses in the consolidated statements of income for the year ended December 31, 2021.

Goodwill of $264.5 million, none of which is deductible for tax purposes, represents the excess purchase price over the estimated fair value assigned to tangible and identifiable intangible assets acquired and liabilities assumed. The goodwill arising from the acquisition consists largely of anticipated synergies related to combining Culture Kings with the Company's existing operations. See Note 6, "Goodwill," for additional information about goodwill impairment.

The fair value of the noncontrolling interest was determined by measuring the fair value of the subsidiaries' identifiable assets and liabilities at the date of acquisition, adjusted for a discount to factor the non-marketable, noncontrolling holding.

The noncontrolling interest in Culture Kings contained a put right whereby the minority investors could have caused CK Holdings to purchase all of their units at a per unit price equal to six times the EBITDA of CK Holdings, calculated as of the twelve-month period ending on the end of the most recent fiscal quarter. The put right was only exercisable after December 31, 2023. In accordance with ASC 810, *Consolidation*, as this put right was redeemable outside of the Company's control, the noncontrolling interest was classified outside the permanent equity section of the Company's consolidated balance sheets prior to the IPO. In connection with the IPO, the Company completed a series of transactions in which the CK Holdings minority investors exchanged their interests in CK Holdings for newly issued shares of the Company's common stock, thereby eliminating the noncontrolling interest classified outside of permanent equity.

Since the date of acquisition, March 31, 2021, the results of Culture Kings have been included in the Company's consolidated results. For the year ended December 31, 2021, Culture Kings' net sales of $196.5 million and a net loss of $(5.9) million are included in the accompanying consolidated statements of income.

The unaudited pro forma financial information below is presented to illustrate the estimated effects of the acquisition of Culture Kings and the associated financing as if they had occurred on January 1, 2020:

	Year Ended December 31, 2021
Net sales	$ 613,390
Net income attributable to a.k.a. Brands Holding Corp.	16,781
Net income per share, basic and diluted:	$ 2.07

The pro forma information was prepared using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. The unaudited pro forma financial information has been prepared for informational purposes only and is not indicative of what the Company's results of operations would have been had the transactions occurred on January 1, 2020, nor does it project the results of operations of the combined company following the transaction.

mnml

On October 14, 2021, the Company acquired all of the equity interests of Third Estate LLC ("mnml") for total consideration of $46.1 million, including cash consideration of $28.2 million, net of cash acquired of $0.6 million, and subject to working capital adjustments. The remaining consideration of $17.3 million was paid in the form of 171,474 shares of the Company's common stock. mnml is an LA-based streetwear brand that offers competitively priced on-trend wardrobe staples. This acquisition allowed the Company to continue its growth into the U.S. market and provides opportunities for customer cross-sell.

The final fair values of assets acquired and liabilities assumed, as of the date of the acquisition, are as follows:

Accounts receivable, net	$	68
Inventory [1]		7,321
Prepaid expenses and other current assets		1,838
Other assets		15
Intangible assets [2]		14,300
Accounts payable		(504)
Deferred income		(164)
Accrued liabilities		(1,794)
Assumed loan		(1,312)
Sales and use tax liability		(1,100)
Deferred income taxes, net		(3,159)
Total net assets acquired		15,509
Goodwill		29,990
Total purchase price, net of cash acquired of $605	$	45,499

The purchase price allocation includes significant judgments, assumptions and estimates to determine the fair value of assets acquired and liabilities assumed. The valuations involving the most significant assumptions, estimates and judgment are:

(1) Inventory was adjusted by $1.9 million to step-up inventory cost to estimated fair value. The fair value of the inventory was determined utilizing the net realizable value method, which was based on the expected selling price of the inventory to customers adjusted for related disposal costs and a profit allowance for the post-acquisition selling effort.

(2) The fair value of the acquired intangible assets was determined with the assistance of a valuation specialist and include:

	Fair Value at Acquisition Date		Amortization Period
Brand	$	11,800	10 years
Customer relationships		2,500	3 years
Total intangible assets	$	14,300	

The results of operations of mnml are included in the Company's consolidated statements of income beginning October 14, 2021. For the year ended December 31, 2021, mnml's net sales of $11.6 million and net income attributable to the Company of $1.0 million are included in the accompanying consolidated statements of income. Goodwill of $30.0 million, none of which is deductible for tax purposes, represents the excess purchase price over the estimated fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed. The goodwill arising from the acquisition consists largely of anticipated synergies related to combining mnml with the Company's existing operations.

Total acquisition costs incurred by the Company in connection with the purchase primarily related to third-party legal, accounting and tax diligence fees, which were $1.3 million. These costs are recorded in general and administrative expenses in the consolidated statement of income for the year ended December 31, 2021.

Purchase of Noncontrolling Interests

Immediately following the New Excelerate Reorganization (as described in Note 1, "Organization and Description of Business"), the Company completed a series of transactions in which the CK Holdings minority investors exchanged their interests in CK Holdings for 1,817,483 newly issued shares of a.k.a. Brands Holding Corp.'s common stock, as adjusted for the one-for-12 Reverse Stock Split. The number of shares issued in exchange for the minority interests was determined based on the relative valuations of CK Holdings and a.k.a. Brands Holding Corp.'s consolidated group at the time of the IPO. This exchange resulted in the elimination of the noncontrolling interest in Culture Kings, with a value of $132.3 million, and an increase in additional paid-in capital with a nominal amount recorded as common stock at a value of $0.001 per issued share in the exchange. Following the completion of this transaction, CK Holdings became a wholly-owned subsidiary of a.k.a. Brands Holding Corp.

The Company had historically owned 66.7% of the equity interests in P&P Holdings, which operated the Company's Petal & Pup business prior to the IPO. The remaining 33.3% of the equity interests in P&P Holdings were held by certain minority investors. On August 19, 2021, the Company repurchased approximately 6.0% of the equity held by the P&P minority investors for AUD $5.0 million. In connection with the completion of the IPO, the Company used a portion of the net proceeds from the IPO to fund the acquisition of the remaining 27.3% of the equity interests in P&P Holdings then owned by the P&P minority investors for cash of approximately AUD $22.8 million. As a result of the transaction, noncontrolling interest of $9.6 million was eliminated and the $10.6 million paid in excess of the noncontrolling interest was recorded as a reduction to additional paid-in capital. Following the completion of this purchase, P&P Holdings became a wholly-owned subsidiary of the Company.

Rebdolls

In March 2023, the Company completed the sale of its Rebdolls reporting unit back to its founder. Upon close of the transaction, the Company recorded a pre-tax loss of $1.0 million in other expense, net in its condensed consolidated statements of income in the first quarter of fiscal year 2023. As part of the sale, the Company retained an 18% economic interest in Rebdolls but retained no further rights related to Rebdolls. Such investment was determined to have no value, as recovery of any amount was deemed remote.

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following:

| | December 31, | |
	2023	2022
Security deposits	$ 610	$ 2,945
Inventory prepayments	4,982	3,067
Other	10,254	7,366
Total prepaid expenses and other current assets	$ 15,846	$ 13,378

Note 5. Property and Equipment, Net

Property and equipment, net is comprised of the following:

| | December 31, | |
	2023	2022
Furniture and fixtures	$ 2,439	$ 2,367
Machinery and equipment	6,008	5,188
Computer equipment and capitalized software	7,531	6,015
Leasehold improvements	27,680	24,816
Total property and equipment	43,658	38,386
Less accumulated depreciation	(16,504)	(9,428)
Total property and equipment, net	$ 27,154	$ 28,958

Total depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $7.6 million, $6.2 million and $2.7 million, respectively.

Note 6. Goodwill

The carrying value of goodwill, as of December 31, 2023 and 2022, was $94.9 million and $167.7 million, respectively. In August 2023, due to elevated interest rates and unfavorable demand in Australia, the Company reduced its forecasts and expectations for the Culture Kings and Petal & Pup reporting units. This reduction was identified as a triggering event and a subsequent quantitative test concluded that the carrying value of the Culture Kings and Petal & Pup reporting units exceeded their fair values as of August 31, 2023. As a result, the Company recorded a non-cash goodwill impairment charge of $68.5 million during the third quarter of 2023. As of December 31, 2023, $11.3 million of goodwill related to Petal & Pup remained on the consolidated balance sheet, while the goodwill related to Culture Kings was fully impaired. Additionally, as of the testing date, the estimated fair value of the mnml reporting unit exceeded the carrying value by 1.4% and the carrying value of the related goodwill was $30.0 million. Holding all other assumptions used in the fair value measurement of the mnml reporting unit constant, a 2% increase in the selected discount rate would result in impairment.

As part of the annual goodwill impairment test conducted in the fourth quarter of 2022, the Company determined that the carrying value of its Culture Kings and Rebdolls reporting units exceeded their fair values and recorded a total non-cash goodwill impairment charge of $173.8 million during the year ended December 31, 2022. The worsening economic trends in the fourth quarter of 2022, including continued inflation and rising interest rates, as well as unfavorable demand due to changing customer preferences towards a mix of online and physical store shopping led the Company to lower its earnings forecasts and expectations for the Culture Kings and Rebdolls reporting units, driving the reduction in their fair values.

The goodwill of acquired companies is primarily related to expected improvements in technology performance and functionality, as well as sales growth from future product and service offerings and new customers, together with certain intangible assets that do not qualify for separate recognition. The goodwill of acquired companies is generally not deductible for tax purposes.

The following table summarizes goodwill activity:

Balance as of December 31, 2021	$	363,305
Impairment		(173,786)
Changes in foreign currency translation		(21,788)
Balance as of December 31, 2022		167,731
Impairment		(68,524)
Changes in foreign currency translation		(4,309)
Balance as of December 31, 2023	$	94,898

Note 7. Intangible Assets

The gross amounts and accumulated amortization of acquired identifiable intangible assets with finite useful lives as of December 31, 2023 and 2022, included in intangible assets, net in the accompanying consolidated balance sheets, are as follows:

			December 31,		
	Useful life	Weighted Average Amortization Period 2023	2023	Weighted Average Amortization Period 2022	2022
Customer relationships	4 years	1.2 years	$ 21,640	2.0 years	$ 21,703
Brands	10 years	6.9 years	84,023	7.9 years	84,278
Trademarks	5 years	1.3 years	107	2.3 years	107
Total intangible assets			105,770		106,088
Less accumulated amortization			(41,448)		(29,983)
Total intangible assets, net			$ 64,322		$ 76,105

Amortization of acquired intangible assets with finite useful lives is included in general and administrative expenses and was $11.5 million, $14.2 million and $13.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Future estimated amortization expense for acquired identifiable intangible assets is as follows:

Year ending December 31:		
2024	$	10,263
2025		9,553
2026		8,749
2027		8,402
2028		7,533
Thereafter		19,822
Total amortization expense	$	64,322

Note 8. Debt

Debt Financing for the Culture Kings Acquisition

To fund the acquisition of Culture Kings (refer to Note 3, "Acquisitions," for additional information), on March 31, 2021, Polly Holdco Pty Ltd. ("Polly Holdco"), a wholly-owned subsidiary of the Company, entered into a debt agreement with a syndicated group, with an affiliate of Fortress Credit Corp as administrative agent, consisting of a $125.0 million term-loan facility and a $25.0 million revolving credit facility.

Polly Holdco also issued $25.0 million in senior subordinated notes to certain debt funds of Summit, a related party of the Company (refer to Note 17, "Related Party Transactions," for additional information). The combined term loan and senior subordinated notes provided the Company with $144.1 million, net of loan fees of approximately $5.9 million.

The Company incurred debt issuance costs of $6.9 million, of which $1.0 million related to the revolving credit facility, which were capitalized and included in prepaid and other current assets as deferred financing costs and were being amortized over the life of the facility, or 6 years. The remaining $5.9 million of debt issuance costs relating to the term loan and senior subordinated notes were presented net of the outstanding debt and were being amortized over the life of the outstanding debt, using the effective interest rate method. The Company repaid the term loan, revolving credit facility and senior subordinated notes in full and terminated them in September 2021 in connection with the IPO, as described further below.

Senior Secured Credit Facility

On September 24, 2021, in connection with the closing of the IPO, certain subsidiaries of the Company entered into a senior secured credit facility comprised of a $100.0 million term loan and a $50.0 million revolving line of credit, as well as an option for additional term loan of up to $50.0 million through an accordion feature. The senior secured credit facility also allows for the issuance of one or more letters of credit from time to time by syndicate lenders. Effective April 4, 2023, the Company modified its senior secured credit facility under existing contractual provisions to yield interest based on interest rates based on Term SOFR, as defined in the credit agreement for the senior secured credit facility (the "Credit Agreement"). Key terms and conditions of each facility were as follows:

- The $100.0 million term loan matures five years after closing and requires the Company to make amortized annual payments of 5.0% during the first and second years, 7.5% during the third and fourth years and 10.0% during the fifth year with the balance of the loan due at maturity. Borrowings under the term loan accrue interest at Term SOFR plus an applicable margin dependent upon our net leverage ratio, as defined in the Credit Agreement. The highest interest rate under the agreement occurs at a net leverage ratio of greater than 2.75x, yielding an interest rate of Term SOFR plus 3.25%.

- The $50.0 million revolving line of credit, which matures five years after closing, accrues interest at Term SOFR plus an applicable margin dependent upon our net leverage ratio. The highest interest rate under the Credit Agreement occurs at a net leverage ratio of greater than 2.75x, yielding an interest rate of Term SOFR plus 3.25%. Additionally, a margin fee of 25-35 basis points is assessed on unused amounts under the revolving line of credit, subject to adjustment based on our net leverage ratio.

- The $50.0 million accordion feature allows the Company to enter into additional term loan borrowings at terms to be agreed upon at the time of issuance, but on substantially the same basis as the original term loan, which includes the requirement to make amortized annual payments at the same cadence as that of the original term loan.

The senior secured credit facility requires that the Company maintain a maximum total net leverage ratio of 3.50 to 1.00 as of the last day of any fiscal quarter, beginning with the fiscal quarter ended December 31, 2021 through maturity. The senior secured credit facility also requires that the Company maintain a minimum fixed charge coverage ratio of 1.25 to 1.00 as of the last day of any fiscal quarter, beginning with the fiscal quarter ended December 31, 2021 through maturity. In the event that the Company fails to comply with the financial covenant, the Company will have the option to make certain equity contributions, directly or indirectly, to cure any non-compliance with such covenant, subject to certain other conditions and limitations. Beginning with the fiscal year ending December 31, 2022, and continuing annually thereafter, the Company is required to make a mandatory prepayment as a percentage of excess cash flows, as defined in the Credit Agreement, in the period based on the Company triggering certain net debt leverage ratios. Specifically, a mandatory prepayment of 50% of excess cash flows is required if the Company's net leverage ratio exceeds 2.75x, and a mandatory prepayment of 25% of excess cash flows is required if the Company's net leverage ratio is greater than or equal to 2.25x. As of December 31, 2023, the Company was in compliance with all debt covenants.

The Company incurred $2.7 million of debt issuance costs in relation to the senior secured credit facility. Of this, $0.9 million related to the revolving credit facility and was capitalized and included in prepaid and other current assets as deferred financing costs to be amortized over the life of the facility, or 5 years. The remaining $1.8 million of debt issuance costs related to the term loan and is presented net of outstanding debt in long term debt on the balance sheet. Debt issuance costs are amortized over the life of the outstanding debt, using the effective interest rate method.

In September 2021, the Company used borrowings from the term loan under this senior secured credit facility, together with a portion of the proceeds from the IPO, to repay in full and terminate the previous term loan, revolving credit facility and senior subordinated notes entered into in March 2021 in relation to the Culture Kings acquisition. As part of the repayment, the Company also paid $4.5 million in prepayment penalties and wrote off $6.4 million of unamortized debt issuance costs, all of which is included in the loss on extinguishment of debt in the consolidated statements of income.

In October 2021, the Company borrowed $15.0 million under the revolving line of credit at an initial applicable interest rate of 3.37% and final payoff due on September 24, 2026. The borrowings on the revolving line of credit were used in the acquisition of mnml. In November 2021, subsequent to the draw on the revolver, the Company borrowed $12.0 million of additional term loan under the accordion feature at substantially the same terms as the original term loan. In December 2021, the borrowings from the accordion feature, along with cash on hand, were used to completely repay the borrowings from the revolving line of credit. In connection with the borrowings under the accordion feature, additional debt issuance costs of $0.3 million were incurred and presented net of outstanding debt in long term debt on the balance sheet, to be amortized over the life of the accordion, using the effective interest rate method.

In January 2022, the Company borrowed $15.0 million under the revolving line of credit at an initial applicable interest rate of 3.52% and final payoff due on September 24, 2026. Additionally, in March 2022, the Company borrowed $10.0 million under the revolving line of credit at an initial applicable interest rate of 3.60% and final payoff due on September 24, 2026. In October 2022, the Company borrowed $15.0 million under the revolving line of credit at an initial applicable rate of 6.50% and final payoff due on September 24, 2026.

In October 2023 and November 2023, the Company borrowed $5.5 million and $6.0 million, respectively, under the revolving line of credit at an initial applicable interest rate of 8.70% and 8.69%, respectively, with final payoffs due on September 24, 2026. During the year ended December 31, 2023, the Company voluntarily repaid all of the outstanding amount owed under its revolving line of credit and made an early prepayment of $5.1 million of the outstanding amount owed under its term loan in addition to required quarterly repayments.

As of December 31, 2023, the all-in rate (Term SOFR plus the applicable margin) for the Company's term loan and borrowings under the revolving line of credit was 8.47%.

Total Debt and Interest

Outstanding debt consisted of the following:

	December 31,		
	2023		2022
Term loan	$ 94,450	$	105,150
Revolving credit facility	—		40,000
Capitalized debt issuance costs	(1,056)		(1,501)
Total debt	93,394		143,649
Less: current portion	(3,300)		(5,600)
Total long-term debt	$ 90,094	$	138,049

Interest expense, which included the amortization of debt issuance costs, totaled $11.2 million, $7.0 million and $9.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. Additionally, as of December 31, 2023, the Company had $1.3 million of outstanding letters of credit.

Note 9. Leases

The Company leases office locations, warehouse facilities and stores under various non-cancellable operating lease agreements. The Company's leases have remaining lease terms of approximately 1 year to 10 years, which represent the non-cancellable periods of the leases and include extension options that the Company determined are reasonably certain to be exercised. The Company excludes from the lease terms any extension options that are not reasonably certain to be exercised, ranging from approximately 6 months to 3 years. Lease payments consist primarily of fixed rental payments for the right to use the underlying leased assets over the lease terms as well as payments for common area maintenance and administrative services. The Company often receives customary incentives from landlords, such as reimbursements for tenant improvements and rent abatement periods, which effectively reduce the total lease payments owed for these leases. Leases are classified as operating or financing at commencement. The Company does not have any material financing leases.

Operating lease right-of-use assets and liabilities on the consolidated balance sheets represent the present value of the remaining lease payments over the remaining lease terms. The Company uses its incremental borrowing rate to calculate the present value of the lease payments, as the implicit rates in the leases are not readily determinable. Operating lease costs consist primarily of the fixed lease payments included in the operating lease liabilities and are recorded on a straight-line basis over the lease terms.

The Company's operating lease costs were as follows:

| | Year Ended December 31, | | |
	2023	2022	2021
Operating lease costs	$ 10,005	$ 8,890	$ 5,823
Variable lease costs	944	609	343
Short-term lease costs	385	430	136
Total lease costs	$ 11,334	$ 9,929	$ 6,302

The Company does not have any sublease income and the Company's lease agreements do not contain any residual value guarantees or material restrictive covenants.

Supplemental cash flow information relating to the Company's operating leases was as follows:

| | Year Ended December 31, | | |
	2023	2022	2021
Cash paid for operating lease liabilities	$ 8,421	$ 6,027	$ 5,490
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	8,447	22,237	4,073

Other information relating to the Company's operating leases was as follows:

| | As of December 31, | |
	2023	2022
Weighted-average remaining lease term	6.4 years	7.4 years
Weighted-average discount rate	5.1%	4.3%

As of December 31, 2023, the maturities of operating lease liabilities were as follows:

2024	$	9,452
2025		9,083
2026		7,507
2027		5,851
2028		4,762
Thereafter		13,633
Total remaining lease payments		50,288
Less: imputed interest		7,434
Total operating lease liabilities		42,854
Less: current portion		(7,510)
Long-term operating lease liabilities	$	35,344

Note 10. Income Taxes

Loss before income taxes consisted of the following:

	Year Ended December 31,					
		2023		2022		2021
United States	$	(8,904)	$	(7,586)	$	(245)
Foreign		(88,061)		(173,028)		(4,994)
Loss before income taxes	$	(96,965)	$	(180,614)	$	(5,239)

The components of the provision for (benefit from) income taxes consisted of the following:

	Year Ended December 31,					
		2023		2022		2021
Current:						
Federal	$	1,496	$	1,059	$	2,631
State		649		354		733
Foreign		465		(1,208)		7,828
Total		2,610		205		11,192
Deferred:						
Federal		(2,305)		(2,325)		(579)
State		467		(126)		(42)
Foreign		1,149		(1,671)		(9,719)
Total		(689)		(4,122)		(10,340)
Provision for (benefit from) income taxes	$	1,921	$	(3,917)	$	852

The (benefit from) provision for income taxes differs from the tax computed using the statutory U.S. federal income tax rate of 21% as a result of the following items:

	Year Ended December 31,		
	2023	2022	2021
(Benefit from) provision for income taxes at U.S. statutory rate	$ (20,363)	$ (37,929)	$ (1,100)
State income taxes, net of federal income tax benefit	512	250	546
Permanent differences	555	266	1,121
Foreign tax rate differential	(8,220)	(14,900)	(886)
Transaction costs	—	—	(477)
Equity-based compensation	1,082	860	1,689
Goodwill impairment	21,444	51,990	—
Change in valuation allowance	6,987	—	—
Change in tax basis of Culture Kings' inventory and intangibles	—	(2,233)	—
Intra-entity transfer of certain intellectual property rights	—	(1,030)	—
Other	(76)	(1,191)	(41)
Provision for (benefit from) income taxes	$ 1,921	$ (3,917)	$ 852

The foreign tax rate differential relates to differences between the income tax rates in effect in the foreign countries in which the Company operates, in particular Australia where the corporate tax rate is 30%.

The components of net deferred tax assets (liabilities) were as follows:

	Year Ended December 31,	
	2023	2022
Deferred tax assets:		
Transaction costs	$ 843	$ 1,327
Property and equipment	1,678	1,217
Accruals and reserves	5,201	3,155
Lease liabilities	11,391	10,601
Asset retirement obligation	165	348
Inventory	2,427	273
Foreign exchange gains / losses	1,078	150
Interest limitation	1,034	551
Loss carryforwards	10,472	6,874
Other	387	—
Subtotal	34,676	24,496
Less: Valuation allowance	(12,158)	(4,755)
Total deferred tax assets	22,518	19,741
Deferred tax liabilities:		
Property and equipment	(2,427)	—
Intangible assets	(6,850)	(8,372)
Right-of-use assets	(11,472)	(10,668)
Foreign exchange gains / losses	(200)	—
Other	—	85
Total deferred tax liabilities	(20,949)	(18,955)
Net deferred assets	$ 1,569	$ 786

The Company had gross deferred tax assets of $34.7 million and $24.5 million and gross deferred tax liabilities of $20.9 million and $19.0 million at December 31, 2023 and 2022, respectively. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. When weighing all available evidence associated with the realizability of its deferred tax assets, in particular, uncertainties related to the future generation of taxable income, the recent negative trends in the Australian market and cumulative losses in the Australian market, the Company determined that it was not "more likely than not" that it would be able to realize the tax benefits associated with certain of its net deferred tax assets. Based on this evaluation, a full valuation allowance of $11.8 million has been recorded on the net deferred tax assets in the Company's Australian business. Additionally, a full valuation allowance of $0.4 million has been recorded on the U.S. capital loss carryforward related to the sale of Rebdolls in March 2023. For the year ended December 31, 2023, the valuation allowance increased by $7.4 million, primarily due to incremental net operating losses in Australia that were not considered realizable.

As of December 31, 2023, the Company had a $26.0 million Australian net operating loss carryforward and a $15.8 million Australian capital loss carryforward, as well as a U.S. capital loss carryforward of $1.7 million on the sale of Rebdolls. As of December 31, 2022, the Company had a $7.1 million Australian net operating loss carryforward and a $15.8 million Australian capital loss carryforward on the intra-entity transfer of certain intellectual property rights from Australia to the U.S. The net operating loss and capital loss carryforwards have no expiration.

The Company has not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries that have been considered permanently reinvested. As of December 31, 2023, there are no unremitted earnings from these operations.

As of December 31, 2023 and 2022, the Company had no uncertain tax positions.

The Company is subject to taxation in the United States, Cayman Islands and Australia. For U.S. federal income tax purposes, 2020 and later tax years remain open for examination by the tax authorities under the normal three-year statute of limitations. For major U.S. states, 2019 and later tax years remain open for examination by the tax authorities under a four-year statute of limitations. For Australia, 2019 and subsequent tax years remain subject to examination.

Tax Contingencies

The Company is subject to income taxes in the United States and Australia. Significant judgment is required in evaluating the Company's tax positions and determining the provision for income taxes. During the ordinary course of business, the Company considers tax positions for which the ultimate tax determination is uncertain for the purpose of determining whether a reserve is required, despite the Company's belief that the tax positions are fully supportable. To date the Company has not established a reserve provision because the Company believes that all tax positions are highly certain.

Note 11. Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,	
	2023	2022
Accrued salaries and other benefits	$ 8,428	$ 10,569
Accrued freight costs	3,976	5,064
Sales tax payable	4,955	15,999
Accrued marketing costs	2,885	2,566
Accrued professional services	909	2,509
Other accrued liabilities	4,070	3,099
Total accrued liabilities	$ 25,223	$ 39,806

Note 12. Deferred Revenue

Deferred revenue consisted of the following:

	December 31,	
	2023	2022
Gift cards	$ 11,303	$ 10,829
Other	479	592
Total deferred revenue	$ 11,782	$ 11,421

Note 13. Equity-based Compensation

Incentive Plans

2021 Omnibus Incentive Plan

In September 2021, the Company's board of directors adopted, and its stockholders approved, the 2021 Omnibus Incentive Plan (the "2021 Plan") which became effective in connection with the IPO. The 2021 Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units and other forms of equity and cash compensation. A total of 408,355 shares of the Company's common stock, as adjusted for the one-for-12 Reverse Stock Split, were initially reserved for issuance under the 2021 Plan. The number of shares of common stock reserved and available for issuance under the 2021 Plan automatically increases on January 1 of each year by 1% of the number of shares of the Company's common stock outstanding on the immediately preceding December 31, or such lesser number of shares as determined by the compensation committee of the Company's board of directors. On May 30, 2023, the Company's stockholders approved an amendment to the 2021 Plan to increase the number of shares available for issuance under the 2021 Plan by 833,333 shares of the Company's common stock, as adjusted for the one-for-12 Reverse Stock Split. As of December 31, 2023, there were 1,456,396 shares reserved for issuance under the 2021 Plan, as adjusted for the one-for-12 Reverse Stock Split.

2021 Employee Stock Purchase Plan

In September 2021, the Company's board of directors adopted, and its stockholders approved, the 2021 Employee Stock Purchase Plan (the "ESPP") which became effective in connection with the IPO. A total of 102,088 shares of the Company's common stock, as adjusted for the one-for-12 Reverse Stock Split, were initially reserved for issuance under the ESPP. The number of shares reserved and available for issuance under the ESPP automatically increases on January 1 of each year by 1% of the number of shares of the Company's common stock outstanding on the immediately preceding December 31, or such lesser number of shares as determined by the compensation committee of the Company's board of directors. As of December 31, 2023, there were 316,797 shares reserved for issuance under the ESPP, as adjusted for the one-for-12 Reverse Stock Split.

The offering periods of the ESPP are six months long and are anticipated to be offered twice per year. The price at which common stock is purchased under the ESPP is equal to 85% of the fair market value of a share of the Company's common stock on the first or last day of the offering period, whichever is lower. The fair value of the discount and the look-back period will be estimated using the Black-Scholes option pricing model.

2018 Stock and Incentive Compensation Plan

Prior to the IPO, the 2018 Stock and Incentive Compensation Plan, as amended (the "2018 Plan"), provided for the issuance of time-based incentive units and performance-based incentive units issued by Excelerate (the predecessor entity of a.k.a. Brands Holding Corp.). In connection with the reorganization transactions and the IPO, all of the equity interests in Excelerate, including outstanding incentive units issued as equity-based compensation under the 2018 Plan, were transferred to New Excelerate. The incentive units issued under the 2018 Plan participate in distributions from New Excelerate, but only after investors receive their return of capital plus a specified threshold amount per unit. The total incentive pool size under the 2018 Plan was 16,475,735 units. The 2018 Plan was terminated in September 2021 in connection with the IPO but continues to govern the terms of outstanding incentive units that were granted prior to the IPO. No further incentive units will be granted under the 2018 Plan.

Grant Activity

Stock Options

The 2021 Plan provides for the issuance of incentive and nonqualified stock options. Under the 2021 Plan, the exercise price of a stock option shall not be less than the fair market value of one share of the Company's common stock on the date of grant. Stock options have a contractual term, the period during which they are exercisable, not to exceed ten years from the date of grant, and generally vest over time, based on performance or based on the achievement of a market condition. In September 2023, an award, including 416,667 performance-based stock options (the "Bryett Award"), was issued to Wesley Bryett, a member of the Company's board of directors, co-founder of Princess Polly and the Global CEO of Culture Kings. This award expires after ten years, or upon the termination of Mr. Bryett's service to the Company, and includes four tranches of stock options that will vest and become exercisable based upon the achievement of various common stock price targets. The weighted average exercise price for the options in the Bryett Award is $109.27. Each tranche of stock options has a different derived service period, the average of which is approximately 5.5 years. As of December 31, 2023, no options issued as part of the Bryett Award had vested, the options held no intrinsic value, and total unrecognized compensation cost related to the Bryett Award was $1.1 million which is expected to be recognized over 5.2 years.

A summary of the Company's time-based stock option activity under the 2021 Plan for the years ended December 31, 2023, 2022 and 2021, as adjusted for the one-for-12 Reverse Stock Split, is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance as of December 31, 2021	22,752	$ 114.00	9.73	$ —
Granted	19,536	47.64		
Exercised	—	—		
Forfeited/Repurchased	—	—		
Balance as of December 31, 2022	42,288	83.36	9.04	—
Granted	—	—		
Exercised	—	—		
Forfeited/Repurchased	(2,468)	114.00		
Balance as of December 31, 2023	39,820	81.47	8.06	—
Vested as of December 31, 2023	22,503	82.70	8.05	—

As of December 31, 2023, there was $0.7 million of total unrecognized compensation cost related to unvested time-based stock options issued under the 2021 Plan, which is expected to be recognized over a weighted average period of 1.5 years.

The assumptions that the Company used to determine the grant date fair value of time-based stock options granted under the 2021 Plan during the year ended December 31, 2022, were as follows, presented on a weighted-average basis:

	Year Ended December 31, 2022
Risk free interest rate	2.96 %
Expected volatility	65.34 %
Expected dividend yield	— %
Expected term	5.85 years

Restricted Stock Units

The 2021 Plan provides for the issuance of restricted stock units ("RSUs"). RSUs issued prior to March 31, 2022, vest over four years while all RSUs issued after that date vest over three years.

A summary of the Company's RSU activity under the 2021 Plan for the years ended December 31, 2023, 2022 and 2021, as adjusted for the one-for-12 Reverse Stock Split, is as follows:

	Number of Shares		Weighted Average Grant Date Fair Value
Balance as of December 31, 2021	76,290	$	120.48
Granted	325,967		21.36
Vested	(21,911)		118.20
Forfeited/Repurchased	(12,834)		116.40
Balance as of December 31, 2022	367,512		32.81
Granted	387,067		7.87
Vested	(130,550)		34.20
Forfeited/Repurchased	(45,116)		34.79
Balance as of December 31, 2023	578,913	$	15.67

As of December 31, 2023, there was $8.3 million of total unrecognized compensation cost related to unvested RSUs issued under the 2021 Plan, which is expected to be recognized over a weighted average period of 1.9 years.

Incentive Units

The 2018 Plan provided for the issuance of time-based incentive units and performance-based incentive units. Time-based incentive units generally vest over four years. Performance-based incentive units vested upon the satisfaction of the performance condition as described further below.

Time-Based Incentive Partnership Units

The following table summarizes time-based incentive unit activity under the 2018 Plan for the years ended December 31, 2023, 2022 and 2021:

	Number of Units	Weighted Average Grant Date Fair value	Weighted Average Participation Threshold	Aggregate Intrinsic Value
Balance as of December 31, 2021	5,975,813	1.16	36.48	14,162
Granted	—	—	—	
Vested	(2,511,311)	1.15	36.24	
Forfeited/Repurchased	(100,646)	0.46	21.96	
Balance as of December 31, 2022	3,363,856	1.43	18.64	—
Granted	—	—	—	
Vested	(1,987,639)	1.37	17.67	
Forfeited/Repurchased	(16,150)	3.19	22.68	
Balance as of December 31, 2023	1,360,067	1.50	20.01	—
Vested as of December 31, 2023	7,861,220			

As of December 31, 2023, there was $1.7 million of total unrecognized compensation cost related to unvested time-based incentive units issued under the 2018 Plan, which is expected to be recognized over a weighted average period of 0.9 years.

Performance-Based Incentive Units

Performance-based incentive units vest upon the satisfaction of a performance condition and become exercisable upon the satisfaction of the market condition. The performance condition was satisfied upon the occurrence of the IPO. As it was not deemed probable until it occurred, all compensation expense related to these awards was recognized at the date of the IPO. The market condition is satisfied upon the initial investor in Excelerate receiving an aggregate return equal to three times its aggregate investment. As of December 31, 2023, all outstanding performance-based incentive units had been fully expensed.

Transition Agreement

During the year ended December 31, 2020, the Company entered into a transition agreement with a former executive whereby all unvested incentive units were forfeited upon their termination. Pursuant to the terms of this transition agreement, the former executive retained 261,287 vested incentive units following their termination. As permitted by the original terms of the incentive units, the Company exercised its right to repurchase the former executive's remaining 802,634 vested incentive units for total cash consideration of $1.1 million payable within a certain period following their termination. As of December 31, 2021, the consideration payable was deducted from additional paid-in capital as it did not exceed the fair value of the repurchased incentive units as of the date of repurchase. The units were repurchased in 2022.

ESPP Purchase Rights

A summary of the Company's ESPP activity under the 2021 Plan for the years ended December 31, 2023 and 2022, as adjusted for the one-for-12 Reverse Stock Split, was as follows:

	Year Ended December 31,	
	2023	2022
Shares purchased using ESPP purchase rights	39,050	12,348
Weighted average purchase price	$ 4.14	$ 18.36

Equity-Based Compensation Expense

The Company recognizes compensation expense in general and administrative expenses within operating expenses for stock options, RSUs, ESPP purchase rights and time-based incentive units granted prior to the IPO by amortizing the grant date fair value on a straight-line basis over the expected vesting period to the extent the vesting of the grant is considered probable. The Company recognized compensation expense for performance-based incentive units granted prior to the IPO at the date of IPO. The Company recognizes equity-based award forfeitures in the period such forfeitures occur.

The following table summarizes the Company's equity-based compensation expense by award type for all Plans:

	Year Ended December 31,		
	2023	2022	2021
Stock options	$ 572	$ 495	$ 95
RSUs	4,256	2,943	655
ESPP purchase rights	148	188	—
Time-based incentive units	2,664	3,104	2,390
Performance-based incentive units	—	—	4,903
Total	$ 7,640	$ 6,730	$ 8,043

Note 14. Stockholders' Equity

Preferred Stock

In connection with the IPO, the Company's amended and restated certificate of incorporation became effective, which authorized the issuance of 50,000,000 shares of undesignated preferred stock with a par value of $0.001 per share with rights and preferences, including voting rights, designated from time to time by the Company's board of directors.

Common Stock

The Company has one class of common stock. In connection with the IPO, the Company's amended and restated certificate of incorporation became effective, which authorized the issuance of 500,000,000 shares of common stock with a par value of $0.001 per share, with one vote per share. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the Company's board of directors.

On September 29, 2023, the Company effected a one-for-12 reverse stock split of its common stock (the "Reverse Stock Split"). No fractional shares were issued in connection with the Reverse Stock Split and all holders of such fractional interests received cash equal to such fraction multiplied by the average of the closing sales prices of the Company's common stock during the regular trading hours for the five consecutive trading days immediately preceding the effective date of the Reverse Stock Split, with such average closing sales prices being adjusted to give effect to the Reverse Stock Split. All references in these financial statements to the Company's outstanding common stock, including per share information, have been retrospectively adjusted to reflect the Reverse Stock Split.

Share Repurchase Program & Share Forfeitures

On May 25, 2023, the Company's board of directors approved a share repurchase program (the "Share Repurchase Program"). Pursuant to the Share Repurchase Program, the Company was initially authorized to repurchase up to $2.0 million of shares of the Company's common stock. Subsequently, in 2023, the Company's board of directors approved an additional repurchase capacity under the Share Repurchase Program of $3.0 million of shares of the Company's common stock. The timing of any repurchases by the Company and the actual number of shares repurchased are at the Company's discretion, and, in deciding when to repurchase shares and the amount of shares to repurchase, the Company will consider available liquidity, general market and economic conditions, alternate uses for the capital and other factors. Share repurchases may be made from time to time through a Rule 10b5-1 trading plan, open market transactions, block trades or in private transactions in accordance with applicable securities laws and regulations and other legal requirements. The Share Repurchase Program may be suspended or discontinued at any time and has no expiration date. All repurchased shares under the Share Repurchase Program will be retired.

Additionally, from time to time, the Company's employees may surrender shares of the Company's common stock to satisfy their statutory minimum federal and state tax obligations associated with the vesting of restricted shares of common stock issued under the 2021 Plan. With respect to these surrendered shares, the price paid per share is based on the fair value at the time of surrender.

During the year ended December 31, 2023, inclusive of repurchases under the Share Repurchase Program and shares surrendered by employees to satisfy tax obligations, the Company repurchased 348,468 shares of its common stock for $2.3 million, at an average price of $6.72 per share.

Note 15. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share and a reconciliation of the weighted average number of shares outstanding:

	Year Ended December 31,		
	2023	**2022**	**2021**
Numerator:			
Net loss attributable to a.k.a. Brands Holding Corp.	$ (98,886)	$ (176,697)	$ (5,968)
Denominator:			
Weighted-average common shares outstanding, basic and diluted	10,707,024	10,726,392	7,769,281
Net loss per share:			
Net loss per share, basic and diluted	$ (9.24)	$ (16.47)	$ (0.77)

Due to the reorganization transactions as described in Note 1 "Description of Business," for periods prior to our IPO in September 2021, a split of units held by New Excelerate investors into a proportionate amount of shares of the Company's common stock is reflected in the weighted-average common shares outstanding. The Company used the two-class method in calculating net income per share historically, as it related to the outstanding incentive units. However, for all periods prior to the IPO, there were no potentially dilutive securities.

Basic net income (loss) per share is calculated by dividing net income (loss) attributable to a.k.a. Brands Holding Corp. for the period by the weighted-average number of shares of common stock for the period. Diluted net income (loss) per share has been calculated in a manner consistent with that of basic net income (loss) per share while giving effect to shares issuable upon exercise and/or vesting of potentially dilutive stock option and RSU grants, as well as ESPP purchase rights, outstanding during the period, if applicable. Due to the net loss attributable to a.k.a. Brands Holding Corp. for all periods shown, no potentially dilutive securities had an impact on diluted loss per share for any period. For the years ended December 31, 2023, 2022 and 2021, 333,327, 112,904 and 6,535 shares, respectively, were excluded from the calculation of weighted-average diluted common shares outstanding as they had an anti-dilutive effect.

Note 16. Commitments and Contingencies

Contingencies

The Company records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses material contingencies when it believes a loss is not probable but reasonably possible. Accounting for contingencies requires us to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. Although the Company cannot predict with assurance the outcome of any litigation or tax matters, it does not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on the Company's operating results, financial position or cash flows.

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, directors, officers and other parties with respect to certain matters. The Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the consolidated financial statements.

Note 17. Related Party Transactions

The Company may enter into transactions with related parties from time to time.

Related Party Debt Financing

In connection with the acquisition of Culture Kings (refer to Note 3, "Acquisitions," for additional information), on March 31, 2021, Polly Holdco, a wholly-owned subsidiary of the Company, issued $25.0 million in senior subordinated notes to an affiliate of Summit, a global investment firm who has a majority ownership interest in the Company. The senior subordinated notes were subsequently paid in full and terminated in connection with the IPO (refer to Note 8, "Debt," for additional information).

Note 18. Subsequent Events

The Company has evaluated subsequent events occurring through March 7, 2024, the date that these financial statements were originally available to be issued, and determined the following subsequent events occurred that would require disclosure in these financial statements.

Draw on Revolving Line of Credit

On January 30, 2024, the Company borrowed $9.5 million under the revolving line of credit, which is part of the Company's senior secured credit facility. The initial applicable interest rate for the borrowings is 8.45% and final payoff is due on September 24, 2026.

On February 12, 2024, the Company borrowed $7.0 million under the revolving line of credit, which is part of the Company's senior secured credit facility. The initial applicable interest rate for the borrowings is 8.43% and final payoff is due on September 24, 2026.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Interim Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the fiscal year covered by this Annual Report on Form 10-K. This evaluation is performed to determine whether our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including our Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Due to the material weaknesses described below, our Interim Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2023. Nevertheless, based on the performance of additional procedures by management designed to ensure reliability of financial reporting, the Company's management has concluded that, notwithstanding the material weaknesses described below, the consolidated financial statements, included in this Form 10-K, fairly present, in all material respects, the Company's financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with GAAP.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management evaluated the design and operating effectiveness of the Company's internal control over financial reporting based on the criteria established in the *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with management and directors of the Company's authorization; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Interim Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023. Based on this evaluation, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023 given the previously identified material weaknesses having not been remediated as of year end.

Our independent registered accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an "emerging growth company" as defined in the JOBS Act.

Material Weaknesses

We have identified two material weaknesses in the design and operation of our internal control over financial reporting in connection with the preparation of our financial statements, as previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021, that had not been remediated as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. The Company's management, including our Interim Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2023:

- We had not sufficiently designed, implemented and documented internal controls at the entity level and across key business and financial processes to allow us to achieve complete, accurate and timely financial reporting.
- We had not designed and implemented controls to maintain appropriate segregation of duties in our manual and information technology-based business processes.

Remediation Status of Material Weaknesses

Material weakness related to the design, implementation and documentation of internal controls at the entity level and across key business and financial processes.

We have taken numerous steps to address the underlying causes of this material weakness. We hired additional experienced financial reporting personnel and put new processes in place to achieve complete, accurate and timely financial reporting. We also hired a third-party consulting firm with expertise to help us design, implement and document our internal controls across the organization. We have continued with controls implementation, enhanced documentation and understanding of certain processes and provided additional training to individuals performing and overseeing these processes and controls. We also implemented a monitoring system to provide more timely information on control performance and have increased our oversight capabilities across the company.

Material weakness related to appropriate segregation of duties in our manual and information technology-based business processes.

Over the past year, we continued the process to (i) identify key systems and processes that require improved documentation, (ii) implement enhanced standards designed to meet the requirements of the Sarbanes-Oxley Act for segregation of duties, (iii) review the design of applicable internal controls and assess any required amendments, (iv) increase the training of accounting and finance staff in relevant areas and (v) started an Enterprise Resource Planning ("ERP") system implementation project.

While progress has been made to remediate both of the material weaknesses above, as of December 31, 2023, we were still in the process of developing and implementing the enhanced processes and procedures and testing the operating effectiveness of these improved controls. We provided process and controls training and have incorporated ongoing training and monitoring as part of our overall control environment. We implemented and continue to implement control improvements and have focused on the increased operational effectiveness of our controls. We selected an ERP system, hired an implementation partner and are in the process of implementation which will provide improvements to our IT-dependent and application controls to help prevent and detect errors, enforce segregation of duties and strengthen controls around manual journal entries. We believe our actions will be effective in remediating the material weaknesses, and we continue to devote significant time and attention to these efforts. In addition, the material weaknesses will not be considered remediated until the applicable remedial processes and procedures have been in place for a sufficient period of time and management has concluded, through testing, that these controls are effective. Accordingly, the material weaknesses above were not remediated as of December 31, 2023.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the three months ended December 31, 2023, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be set forth in our Proxy Statement for the 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement") to be filed with the SEC within 120 days of our fiscal year ended December 31, 2023 and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be set forth in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be set forth in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be set forth in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be set forth in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

See Index to Consolidated Financial Statements at "Item 8. Financial Statements and Supplementary Data."

2. Financial Statement Schedules

Schedules have been omitted because they are either not required, not applicable, not present in amounts sufficient to require submission of the schedule or the required information is included elsewhere in this Annual Report on Form 10-K.

3. Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

		Incorporated by Reference			
Exhibit No.	**Description**	**Form**	**File No.**	**Filing Date**	**Exhibit No.**
3.1	Amended and Restated Certificate of Incorporation of a.k.a. Brands Holding Corp., filed with the Delaware Secretary of State on September 21, 2021	8-K	001-40828	September 27, 2021	3.1
3.2	Certificate of Amendment to the Amended and Restated Certificate of a.k.a. Brands Holding Corp., filed with the Delaware Secretary of State on September 25, 2023	8-K	001-40828	September 29, 2023	3.1
3.3	Amended and Restated Bylaws of a.k.a. Brands Holding Corp., effective September 21, 2021	8-K	001-40828	September 27, 2021	3.2
4.1	Registration Rights Agreement, dated September 24, 2021, by and among a.k.a. Brands Holding Corp. and the other signatories party thereto	8-K	001-40828	September 27, 2021	4.1
4.2	Description of a.k.a. Brands Holding Corp.'s securities	10-K	001-40828	March 9, 2023	4.2
10.1	Stockholders Agreement, dated June 23, 2021, by and among a.k.a. Brands Holding Corp., New Excelerate, L.P., and certain other equityholders of the Registrant party thereto	S-1	333-259028	August 24, 2021	10.2
10.2	Form of Indemnification Agreement between a.k.a. Brands Holding Corp. and its directors and officers	S-1	333-259028	August 24, 2021	10.3
10.3	Director Nomination Agreement, dated as of September 24, 2021, by and among a.k.a. Brands Holding Corp. and the other signatories party thereto	8-K	001-40828	September 27, 2021	10.1
10.4	Syndicated Facility Agreement, dated as of September 24, 2021, by and among a.k.a. Brands Holding Corp., KeyBank National Association and the other signatories party thereto	8-K	001-40828	September 27, 2021	10.2
10.5†	a.k.a. Brands Holding Corp. 2021 Omnibus Incentive Plan	S-8	333-259753	September 24, 2021	10.1
10.6†	Amendment No. 1 to the a.k.a. Brands Holding Corp Omnibus Incentive Plan	8-K	001-40828	May 30, 2023	10.1
10.7†	Form of Incentive Stock Option Agreement	S-8	333-259753	September 24, 2021	10.2
10.8†	Form of Restricted Stock Unit Agreement	S-8	333-259753	September 24, 2021	10.3
10.9†	Form of Restricted Stock Agreement	S-8	333-259753	September 24, 2021	10.4
10.10†	a.k.a. Brands Holding Corp. 2021 Employee Stock Purchase Plan	S-8	333-259753	September 24, 2021	10.5
10.11†	Employment Agreement, dated April 8, 2021, by and between Excelerate US, Inc. and Ciaran Long	10-K	001-40828	March 9, 2023	10.11
10.12†	Employment Agreement, dated October 15, 2020, by and between Excelerate US, Inc. and Michael Trembley	S-1	333-259028	August 24, 2021	10.12

10.13†	Offer Letter, dated November 7, 2023, by and between Excelerate US, Inc. and Jill Ramsey	8-K	001-40828	November 9, 2023	10.1
21.1*	Subsidiaries of a.k.a. Brands Holding Corp.				
23.1*	Consent of Independent Registered Public Accounting Firm				
31.1*	Certification of Interim Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Financial Officer) pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1**	Certification of Interim Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Financial Officer) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97.1*	a.k.a. Brands Holding Corp. Executive Incentive Compensation Recoupment Policy				
101.INS*	Inline XBRL Instance Document				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document				
101.PRE*	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				

---

† Management contract or compensatory plan or arrangement.

* Filed herewith.

** Furnished herewith. The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the SEC and are not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

a.k.a. Brands Holding Corp.

Dated: March 7, 2024

By: /s/ Ciaran Long

Name: Ciaran Long

Title: Interim Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ciaran Long Ciaran Long	Interim Chief Executive Officer and Chief Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	March 7, 2024
/s/ Wesley Bryett Wesley Bryett	Director	March 7, 2024
/s/ Christopher Dean Christopher Dean	Chairman of the Board of Directors	March 7, 2024
/s/ Ilene Eskenazi Ilene Eskenazi	Director	March 7, 2024
/s/ Sourav Ghosh Sourav Ghosh	Director	March 7, 2024
/s/ Matthew Hamilton Matthew Hamilton	Director	March 7, 2024
/s/ Myles McCormick Myles McCormick	Director	March 7, 2024
/s/ Jill Ramsey Jill Ramsey	Director	March 7, 2024
/s/ Kelly Thompson Kelly Thompson	Director	March 7, 2024

BOARD OF DIRECTORS

Christopher Dean / Chairman

Wesley Bryett / Director

Ilene Eskenazi / Director

Sourav Ghosh / Director

Matthew Hamilton / Director

Myles McCormick / Director

Jill Ramsey / Director

Kelly Thompson / Director

MANAGEMENT TEAM

Ciaran Long / Interim Chief Executive Officer and Chief Financial Officer

Michael Trembley / Chief Information Officer and Senior Vice President of Operations

Kenneth C. White / Chief Legal Officer and Head of People

John Gonneville / Vice President of Strategy and M&A

Emily Schwartz / Head of Corporate Communications

INVESTOR INFORMATION
Annual Meeting Information:
a.k.a. Brands Holding Corp. annual meeting will be held on May 22, 2024 at 11 a.m. Pacific Time via live webcast at http://www.virtualshareholdermeeting.com/AKA2024.

Contact: investors@aka-brands.com

Corporate Headquarters:
100 Montgomery Street
Suite 2270
San Francisco, CA 94104

Transfer Agent:
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

Independent Auditors
PricewaterhouseCoopers LLP

THE FUTURE OF FASHION

a.k.a.